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TABLE OF CONTENTS
TAPESTRY PHARMACEUTICALS, INC. AND SUBSIDIARIES FINANCIAL STATEMENTS INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on April 23, 2007

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TAPESTRY PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	84-1187753 (I.R.S. Employer Identification Number)
4840 Pearl East Circle, Suite 300W Boulder, Colorado 80301 (303) 516-8500 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Gordon H. Link, Jr.
Chief Financial Officer
TAPESTRY PHARMACEUTICALS, INC.
4840 Pearl East Circle, Suite 300W
Boulder, Colorado 80301
(303) 516-8500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Francis R. Wheeler, Esq. Cooley Godward Kronish LLP 380 Interlocken Crescent, Suite 900 Broomfield, Colorado 80021 (720) 566-4000	Steven D. Singer, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 399 Park Avenue New York, New York 10022 (212) 230-8800

Approximate date of commencement of proposed sale to the public:
As soon as practicable following the effectiveness of this registration statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common Stock, $0.0075 par value per share	$40,000,000.00	$1,228.00

(1)
The Registration Statement also relates to the rights to purchase shares of Series C Junior Participating Preferred of the Registrant attached to all shares of Common Stock being registered, pursuant to the terms of the Rights Agreement, dated December 12, 2006, between the Registrant and American Stock Transfer and Trust Company, as Rights Agent. Until the occurrence of prescribed events, the rights are not exercisable, are evidenced by the certificates for the Common Stock, and will be transferred only with such shares of Common Stock. Because no separate consideration is paid for the rights, the registration fee therefor is included in the fee for the registration of the shares of Common Stock.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may change. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus                        SUBJECT TO COMPLETION, DATED APRIL 23, 2007

                      Shares

Common Stock

        Tapestry Pharmaceuticals, Inc. is offering                  shares of common stock.

        Our common stock is listed on the NASDAQ Capital Market under the symbol "TPPH." The last reported sale price of our common stock on the NASDAQ Capital Market on April 20, 2007 was $1.90 per share.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 6.

	Per Share	Total

Offering price	$	$

Discounts and commissions to underwriters	$	$

Offering proceeds to Tapestry Pharmaceuticals, Inc., before expenses	$	$

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

        We have granted the underwriters the right to purchase up to                  additional shares of our common stock on the same terms and conditions as set forth above if the underwriters sell more than                  shares of common stock in this offering. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about                        , 2007.

Sole Bookrunning Manager
Banc of America Securities LLC
Co-Lead Manager
Needham & Company, LLC
Co-Manager
Rodman & Renshaw, LLC

            , 2007

        You should rely only on the information contained in this prospectus or any "free writing prospectus" that we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

        Information contained on, or that can be accessed through, our website does not constitute part of this prospectus.

        Tapestry is our registered trademark and our logo is our service mark. Other trademarks, service marks and tradenames mentioned in this prospectus are the property of their respective owners.

SUMMARY

        This summary highlights information described in more detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before deciding whether to invest in our common stock. You should read this entire prospectus carefully, including the "Risk Factors" section of this prospectus and our financial statements and the related notes appearing at the end of this prospectus, before making an investment decision. References in this prospectus to "Tapestry," "we," "us" and "our" refer to Tapestry Pharmaceuticals, Inc. and its subsidiaries.

Overview

        We are a biopharmaceutical company focused on the development of proprietary therapies for the treatment of cancer. Our core capabilities are deriving and developing drug candidates from natural products. We are currently devoting substantially all of our efforts to the development of TPI 287, a proprietary next generation taxane for the treatment of multiple cancer indications. Taxanes comprise a class of drugs derived from natural products that are used in the treatment of various forms of cancer.

        According to the American Cancer Society, cancer is the second leading cause of death in the United States, exceeded only by heart disease, and accounts for approximately one in every four deaths. Approximately 560,000 Americans are expected to die of cancer in 2007. The National Institutes of Health estimated the direct medical cost of cancer was $78.2 billion in 2006. Taxanes are well established as part of the standard of care for many tumor types and are expected to continue to be so for the foreseeable future.

TPI 287

        TPI 287, our lead product candidate, is part of a class of drugs referred to as taxanes. Taxanes are part of a larger class of cytotoxic compounds known as microtubule spindle poisons. These compounds work by altering or attacking a structural component of cells known as microtubules, which play an important role in the cellular life cycle.

        We designed TPI 287 in a manner that makes the molecule more lipophilic, or fat soluble, than other taxanes. We believe this and other structural characteristics of TPI 287 contribute to a higher binding affinity to an important element of microtubules known as tubulin. We believe these properties may help to improve the distribution of TPI 287 throughout body tissues compared to other taxanes and reduce TPI 287's susceptibility to multiple drug resistance, or MDR. We believe these structural characteristics also contribute to TPI 287's observed oral bioavailability and ability to cross the blood-brain barrier in preclinical studies.

        In preclinical studies, TPI 287 has exhibited the following differentiating characteristics that we believe could lead to advantages compared to currently marketed taxanes:

  •
  higher activity in tumors that have developed resistance to taxane therapy following treatment with chemotherapy drugs;

  •
  higher activity in particular tumor types that are innately resistant to taxane therapy;

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  the ability to cross the blood-brain barrier;

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  oral bioavailability and activity; and

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  activity when used in combination with therapeutic agents that are not currently approved for use in combination with taxanes.

        We recently completed dosing in one Phase I clinical trial of TPI 287 and expect to complete dosing in another Phase I clinical trial during the second half of 2007. Our Phase II clinical development program will focus on generating data relating to what we believe to be the differentiating characteristics of TPI 287 that could lead to advantages compared to currently marketed taxanes. We first intend to investigate the activity of TPI 287 in patients with tumors that are resistant to taxane therapy. We recently commenced enrollment in a Phase II clinical trial in patients with an advanced form of prostate cancer called hormone refractory prostate cancer, or HRPC, and also plan to conduct Phase II clinical trials in patients with primary cancers of the central nervous system, or CNS, that are generally protected by the blood-brain barrier, including glioblastoma multiforme, or GBM, an aggressive primary brain tumor, and in patients with pancreatic cancer. We currently expect to begin each of these clinical trials before the end of 2007. In our clinical trials to date, we have evaluated intravenous, or IV, formulations of TPI 287.

        We also are developing an oral formulation of TPI 287 and plan to initiate a Phase Ib/II pharmacokinetic clinical trial of TPI 287 in the summer of 2007. In this clinical trial, we plan to orally administer an IV formulation of TPI 287 to evaluate the drug's activity and oral bioavailability in humans. We believe that an effective, orally administered taxane could allow more effective delivery of therapy through optimization of drug level exposure over time. In addition, an oral formulation could be more convenient for patients and would allow more convenient combination with other orally administered drugs, provide more flexibility in dosing regimens and result in lower overall cost of administration than an IV therapy. We hold all worldwide commercial rights for TPI 287.

        In preclinical laboratory tests, TPI 287 has exhibited activity across multiple cell lines, including cell lines that either have developed resistance to taxane therapy or are innately resistant to taxane therapy. In addition, in preclinical animal models, TPI 287 has exhibited greater tumor growth inhibition activity compared to standard comparative agents in taxane sensitive and taxane resistant tumor cell lines, including cell lines derived from breast and colon cancers and neuroblastoma tumors. In addition, orally administered TPI 287 has shown activity in brain tumors in animal models.

Our Strategy

        Our goal is to become a leading biopharmaceutical company in the development and commercialization of proprietary therapies for the treatment of cancer. Key elements of our strategy to achieve this goal are to:

  •
  advance the clinical development of an IV formulation of TPI 287 for multiple cancer indications;

  •
  pursue clinical development of the oral formulation of TPI 287;

  •
  establish strategic alliances with leading pharmaceutical and biotechnology companies;

  •
  strategically in-license or acquire attractive development candidates; and

  •
  establish specialized sales and marketing capabilities.

Risks Relating to Our Business

        Our business is subject to numerous risks, as more fully described in the "Risk Factors" section of this prospectus. We may be unable, for many reasons, including those that are beyond our control, to implement our current business strategy. We are devoting substantially all of our efforts to the development of one product candidate, TPI 287. If TPI 287 does not prove successful in clinical trials or is not commercialized for any reason, we may be required to suspend or discontinue our operations. Preclinical study results may not accurately predict the results of clinical trials in humans. Many drug candidates have failed to show efficacy or safety in humans even after promising preclinical study results.

        We have incurred significant losses since our inception. Our net loss from continuing operations was $16.6 million in 2006, $17.2 million in 2005 and $21.6 million in 2004. We have an accumulated deficit of $123.9 million as of December 27, 2006. We expect to continue to incur significant and increasing operating losses for at least the next several years. We do not currently have any products that have received regulatory approval, and our product development efforts are at an early stage. A failure of one or more of our clinical trials can occur at any stage of testing. We may never receive any revenues from product sales or achieve profitability.

Corporate Information

        We were incorporated as a Washington corporation in 1991, and reincorporated as a Delaware corporation in 1993. Our principal executive offices are located at 4840 Pearl East Circle, Suite 300W, Boulder, Colorado 80301 and our telephone number is (303) 516-8500. Our website address is http://www.tapestrypharma.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

The Offering

Common stock offered by us	shares
Common stock to be outstanding after this offering	shares
Over-allotment option	shares
Use of proceeds
For development and clinical testing of TPI 287, for capital expenditures necessary to prepare our new laboratory and administrative facility for occupancy and for working capital and other general corporate purposes.
NASDAQ Capital Market symbol	TPPH

        The number of shares of common stock that will be outstanding after this offering is based on 16,374,395 shares of common stock outstanding as of March 28, 2007 and excludes as of March 28, 2007:

  •
  6,607,099 shares of our common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $3.59 per share;

  •
  12,900,000 shares of our common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $2.40 per share; and

  •
  701,450 shares of our common stock reserved for future issuance under our 2006 equity incentive plan.

Except as otherwise noted, all information in this prospectus assumes:

  •
  no exercise of the outstanding options or warrants described above; and

  •
  no exercise by the underwriters of their over-allotment option to purchase up to            additional shares of our common stock.

        We implemented a one-for-ten reverse stock split of our common stock effective for trading on February 6, 2006. Unless otherwise indicated, all information in this prospectus reflects this reverse stock split.

Summary Consolidated Financial Data

        You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus. The summary statement of operations data for each year in the three years ended December 27, 2006 and the summary balance sheet data as of December 27, 2006 have been derived from our audited financial statements included in this prospectus.

	Year Ended
	December 29, 2004	December 28, 2005	December 27, 2006
	(in thousands, except per share data)
Statement of Operations Data:
Operating expenses:
Research and development	$13,504	$10,630	$10,389
General and administrative	7,794	5,628	6,974

Operating loss	21,298	16,258	17,363
Other income (expense):
Interest and other income	694	731	1,296
Interest and other expense	(947)	(557)	(518)
Impairment charges	—	(1,067)	—

Loss from continuing operations before taxes	(21,551)	(17,151)	(16,585)
Provision for income taxes	(4)	(29)	(8)

Loss from continuing operations	(21,555)	(17,180)	(16,593)
Loss from discontinued operations, net(1)	(2,619)	(358)	(59)

Net loss	$(24,174)	$(17,538)	$(16,652)

Diluted loss per share	$(7.38)	$(5.15)	$(1.29)

Diluted weighted average shares outstanding	3,274	3,408	12,909

(1)
The results of our genomics division operations, excluding the Huntington's Disease program, and our generic paclitaxel business, which was sold on December 12, 2003 to Mayne Pharma (USA) Inc., have been reported as discontinued operations.

        The as adjusted balance sheet data set forth below give effect to our issuance and sale of            shares of common stock in this offering at an assumed public offering price of $            per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. A $0.10 increase (decrease) in the assumed public offering price would increase (decrease) the as adjusted amount of each of cash and cash equivalents, total assets and total stockholders' equity by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	As of December 27, 2006
	Actual	As Adjusted
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$22,457	$
Working capital	20,207
Total assets	24,606
Long-term debt, excluding current portion	112		112
Accumulated deficit	(123,914)		(123,914)
Total stockholders' equity	21,909

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before deciding whether to invest in our common stock. The occurrence of any of the following risks could harm our business, financial condition or results of operations. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

We are currently devoting substantially all of our efforts to the development of one product candidate, TPI 287, which is in an early stage of clinical development. If we are unable to successfully develop and commercialize TPI 287, or experience significant delays in doing so, our business, financial condition and results of operations will be materially harmed.

        We are currently devoting substantially all of our efforts to the development of TPI 287. Our ability to generate product revenues, which we do not expect for at least the next several years, if ever, depends on the successful development and eventual commercialization of TPI 287. However, TPI 287 is in an early stage of clinical development. We recently completed dosing in a Phase I clinical trial of TPI 287 and expect to complete dosing in another Phase I clinical trial during the second half of 2007. In addition, we recently commenced enrollment in a Phase II clinical trial of TPI 287 in patients with an advanced form of prostate cancer called hormone refractory prostate cancer, or HRPC. We also expect to initiate a Phase Ib/II pharmacokinetic clinical trial of TPI 287 in the summer of 2007 to evaluate the drug's activity and oral bioavailability in humans. The success of TPI 287 will depend on several factors, including the following:

  •
  successful completion of clinical trials;

  •
  receiving and maintaining regulatory approval from the U.S. Food and Drug Administration, or FDA, and similar regulatory authorities outside the United States;

  •
  establishing and maintaining commercial manufacturing arrangements with third party manufacturers;

  •
  launching commercial sales of TPI 287, whether alone or in collaboration with others;

  •
  acceptance of the product by patients, the medical community and third party payors;

  •
  competition from other therapies; and

  •
  a continued acceptable safety profile of TPI 287 following approval.

        Because of our focus on one product candidate, if TPI 287 does not prove successful in clinical trials or is not commercialized because we have insufficient resources for continued development for any other reason, we may be required to suspend or discontinue our operations and you could lose your entire investment.

We have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

        We have incurred significant operating losses since our inception in 1991. Our net loss from continuing operations was $16.6 million in 2006, $17.2 million in 2005 and $21.6 million in 2004. We have an accumulated deficit of $123.9 million as of December 27, 2006. To date, we have financed our operations primarily with the net proceeds of public offerings of common stock and private placements of equity securities, with proceeds from the exercise of warrants and options and with debt. We also have funded our capital requirements with the proceeds of the sale of our paclitaxel business to Mayne Pharma (USA) Inc. in December 2003. Since we sold our paclitaxel business to Mayne Pharma, we have devoted substantially all of our efforts to research and development activities, including clinical trials. We have not completed development of any drugs. We expect to continue to incur significant and increasing operating losses for at least the next several years. We anticipate that our expenses will increase substantially as we:

  •
  continue the clinical development of TPI 287;

  •
  subject to the successful completion of clinical trials, seek regulatory approvals for TPI 287 and potentially other product candidates;

  •
  establish a sales and marketing infrastructure to commercialize products for which we may obtain regulatory approval; and

  •
  add operational, financial and management information systems and personnel, including personnel to support our product development efforts.

        To become and remain profitable, we must succeed in developing and eventually commercializing drugs with significant market potential. This will require us to be successful in a range of challenging activities, including discovering, in-licensing or acquiring product candidates, successfully completing preclinical testing and clinical trials of our product candidates, obtaining regulatory approval for these product candidates and manufacturing, marketing and selling those products for which we may obtain regulatory approval. We are only in the preliminary stages of development of TPI 287, our only current product candidate. We may never succeed in these activities and may never generate revenues that are significant enough to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the market price of our common stock and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. A decline in the market price of our common stock could also cause you to lose all or a part of your investment.

We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

        We expect our research and development expenses to increase in connection with our ongoing activities, particularly as we continue the clinical development of TPI 287. In addition, subject to obtaining regulatory approval of TPI 287 or any other product candidate, we expect to incur significant commercialization expenses for product sales, marketing, securing commercial quantities of product from our manufacturers and distribution. We will need substantial additional funding and may be unable to raise capital when needed or on attractive terms, which would force us to delay, reduce or eliminate our research and development programs or commercialization efforts.

        We believe that the net proceeds from this offering, together with our existing cash and cash equivalents and short-term investments, will be sufficient to enable us to fund our operating expenses and capital expenditures necessary to complete our ongoing and currently planned Phase I and Phase II clinical trials. Our future capital requirements will depend on many factors, including:

  •
  the progress and results of our clinical trials of TPI 287;

  •
  the number and development requirements of other product candidates that we pursue, including the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials of any other product candidate;

  •
  the costs, timing and outcome of regulatory review;

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  the costs of commercialization activities, including product marketing, sales and distribution;

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  the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims;

  •
  the extent to which we acquire or invest in new businesses, products and technologies;

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  our ability to establish and maintain collaborations; and

  •
  changes in facility or staffing requirements.

        Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through public or private equity offerings and debt financings, corporate collaboration and licensing arrangements. If we raise additional funds by issuing equity securities, our stockholders will experience dilution. Debt financing, if available, may involve agreements that include covenants restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us.

Our short history as a drug development company may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

        We are an early stage drug development company. Since we sold our paclitaxel business to Mayne Pharma in 2003, our operations have been limited to undertaking preclinical studies and limited clinical trials of our product candidates. Since we began devoting substantially all of our efforts to the development of TPI 287, we have not demonstrated our ability to successfully complete large-scale clinical trials, obtain regulatory approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer history as a drug development company.

        In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from having a development focus to becoming capable of supporting commercial activities. We may not be successful in such a transition.

If we are not successful in establishing and maintaining development and commercialization collaborations for our product candidates, we may have to reduce or delay our product development and commercialization efforts and increase our expenditures.

        For each of our product candidates, we plan to evaluate the merits of retaining commercialization rights for ourselves or selectively entering into strategic alliances with leading pharmaceutical and biotechnology companies to assist us in advancing our development programs. Other than arrangements with academic scientists and institutions that have provided us basic scientific research capabilities, we have not entered into any such arrangements to date.

        If we enter into any of these strategic alliances, they may provide us with access to the therapeutic area expertise and the development and commercialization resources of our collaborators, as well as augment our financial resources.

        We may not be able to negotiate collaboration or other alternative arrangements with these other companies for the development or commercialization of our product candidates on acceptable terms, or at all. We face, and will continue to face, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts, if any, to establish and implement collaborations or other alternative arrangements. The terms of any collaborations or other arrangements that we establish may not be favorable to us. If we are not able to establish collaboration arrangements, we may have to reduce or delay further development of some of our programs, increase our planned expenditures and undertake development and commercialization activities at our own expense.

        Any collaboration that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. It is likely that our collaborators will have significant discretion in determining the efforts and resources that they will apply to these collaborations. For example, it is possible that:

  •
  collaborators may not pursue further development and commercialization of compounds resulting from collaborations or may elect not to renew research and development programs;

  •
  collaborators may delay clinical trials, underfund a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require the development of a new formulation of a product candidate for clinical testing;

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  a collaborator with marketing and distribution rights to one or more of our products may not commit enough resources to the marketing and distribution of our products, limiting our potential revenues from the commercialization of these products; and

  •
  disputes may arise delaying or terminating the research, development or commercialization of our product candidates, or result in significant legal proceedings.

        We also expect to be subject to additional risks in future collaboration agreements we may enter into, including the following:

  •
  collaboration agreements are likely to be for fixed terms and subject to termination by our collaborators in the event of a material breach or lack of scientific progress by us;

  •
  our collaborators are likely to have the first right to maintain or defend our intellectual property rights and, although we would likely have the right to assume the maintenance and defense of our intellectual property rights if our collaborators do not, our ability to do so may be compromised by our collaborators' acts or omissions;

  •
  our collaborators may use our intellectual property rights in such a way as to cause litigation that could jeopardize or invalidate our intellectual property rights or expose us to potential liability; and

  •
  our collaborators may disclose our trade secrets to third parties without our authorization.

        Collaborations with pharmaceutical companies and other third parties often are terminated or allowed to expire by the other party. Such terminations or expirations would adversely affect us financially and could harm our business reputation.

The results of preclinical studies and early stage clinical trials do not ensure success in later stage clinical trials, the results of clinical trials of a product candidate for particular indications are not necessarily indicative of the results of clinical trials of the product candidate in other indications and interim results from a clinical trial are not necessarily indicative of the successful outcome of that trial.

        We do not currently have any products that have received regulatory approval, and our product development efforts are at an early stage. The outcome of preclinical studies and early clinical trials may not accurately predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. For example, the results that we observed in our preclinical studies of TPI 287 may not be indicative of successful results in our ongoing and planned Phase I and Phase II clinical trials of TPI 287 in multiple cancer indications. Many drug candidates have failed to show efficacy or safety in humans even after promising preclinical study results.

        Even if our early phase clinical trials are successful, we will need to conduct additional clinical trials in a larger number of patients taking the drug for longer periods before we are able to seek approvals from the FDA and similar regulatory authorities outside the United States to market and sell a product candidate. Similarly, even if clinical trials of a product candidate are successful in one indication, clinical trials of that product candidate for other indications may be unsuccessful. For example, although we recently commenced enrollment in a Phase II clinical trial of TPI 287 for HRPC, we also plan to conduct clinical trials of TPI 287 for tumors of the central nervous system and pancreatic cancer. As such, the results from our ongoing Phase II clinical trials of TPI 287 may not necessarily be indicative of the results we may obtain in future clinical trials of TPI 287 in other cancer indications. Furthermore, even if clinical trials of one formulation of a drug are successful, clinical trials for other formulations may be unsuccessful. For example, the results from our ongoing Phase II clinical trials of an IV formulation of TPI 287 may not accurately predict the results we obtain in future clinical trials of an oral formulation of TPI 287. If we are not successful in commercializing TPI 287 in any of the cancers that we are investigating or as an oral formulation, or are significantly delayed in doing so, our business will be materially harmed and our stock price may decline.

If our preclinical studies do not produce positive results or if our clinical trials do not demonstrate safety and efficacy in humans, we may experience delays, incur additional costs and ultimately be unable to commercialize our product candidates.

        Before obtaining regulatory approval for the sale of our product candidates, we must conduct, at our own expense, extensive preclinical tests to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including:

  •
  regulators or institutional review boards may not authorize us to commence or continue a clinical trial or conduct a clinical trial at a prospective trial site;

  •
  our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials, or we may abandon projects that we expect to be promising;

  •
  the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower than we anticipate, or participants may drop out of our clinical trials at a higher rate than we anticipate;

  •
  we or our third party contractors may fail to comply with regulatory requirements;

  •
  our third party contractors may fail to meet their contractual obligations to us in a timely manner or at all;

  •
  we might have to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks;

  •
  regulators or institutional review boards may require that we hold, suspend or terminate clinical research for various reasons, including safety risks or noncompliance with regulatory requirements;

  •
  the cost of our clinical trials may be greater than we anticipate;

  •
  the supply or quality of our product candidates, components of our product candidates or other materials necessary to conduct our clinical trials may be insufficient or inadequate because we do not currently have any agreements with third party manufacturers for the long-term commercial supply of any of our product candidates; and

  •
  our product candidates may not show the desired level of efficacy, may include undesirable side effects or may have other unexpected characteristics.

        If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete our clinical trials or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

  •
  be delayed in obtaining marketing approval for our product candidates;

  •
  not be able to obtain marketing approval;

  •
  obtain approval for indications that are not as broad as intended; or

  •
  have the product removed from the market after obtaining marketing approval.

        Our product development costs also will increase if we experience delays in testing or approvals. We do not know whether any preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, if at all. Significant preclinical or clinical trial delays also could shorten the patent protection period during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to commercialize our products or product candidates.

If we observe serious adverse events or identify inappropriate side effects during the development of our product candidates, we may need to abandon or delay our development of the applicable product candidate.

        Our product candidates may produce serious unforeseen adverse events, have undesirable side effects or have other characteristics that are unexpected. As a result, we might need to interrupt, delay or halt clinical trials of our product candidates. We may suspend or terminate clinical trials at any time. Regulators or institutional review boards may require that we hold, suspend or terminate clinical trials for various reasons, including a finding that participants are being exposed to unacceptable health risks. In addition, if other pharmaceutical companies announce that they have observed frequent unforeseen adverse events or safety issues in their trials involving products or product candidates similar to, or competitive with, our product candidates, we could encounter delays in the timing of our clinical trials or difficulties in obtaining the approval of our product candidates. The public perception of our product candidates might also be adversely affected, which could adversely affect our business, financial condition and results of operations, even if the concern relates to another company's product or product candidate.

The commercial success of TPI 287 or any other product candidates that we may develop will depend upon the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community.

        Any products that we bring to the market, including TPI 287 if it receives marketing approval, may not gain market acceptance by physicians, patients, healthcare payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

  •
  the prevalence and severity of any side effects;

  •
  the efficacy and potential advantages over alternative treatments;

  •
  the ability to offer our product candidates for sale at competitive prices;

  •
  relative convenience and ease of administration;

  •
  the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

  •
  the strength of marketing and distribution support; and

  •
  sufficient third party coverage or reimbursement.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate product revenues.

        We do not have a sales or marketing organization and have no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any approved product, we must either develop a sales and marketing organization or outsource these functions to third parties. We plan to retain United States marketing and sales rights or co-promotion rights for our product candidates for which we receive regulatory approval in markets in which we believe it is possible to gain access through a focused, specialized sales force. For markets in which we believe a large sales force is required to gain access, and for markets outside the United States, we plan to commercialize products for which we obtain regulatory approval through a variety of collaboration and distribution arrangements with other pharmaceutical and biotechnology companies.

        There are risks involved with establishing our own sales and marketing capabilities, as well as in entering into arrangements with third parties to perform these services. For example, developing a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or prohibited as a result of FDA requirements or other reasons, we would incur related expenses too early relative to the product launch. This may be costly, and our investment would be lost if we cannot retain our sales and marketing personnel. In addition, even if we establish our own sales force and marketing capabilities, our sales force and marketing teams may not be successful in commercializing our products.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

        The development and commercialization of new drugs is highly competitive. We face competition with respect to TPI 287 and any products we may seek to develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide.

        If TPI 287 is approved for the cancer indications that we are currently investigating, it will compete principally with the following:

  •
  Bristol-Myers Squibb's Taxol®, Sanofi-Aventis' Taxotere®, Abraxis BioScience's Abraxane® and generic forms of paclitaxel in the treatment of prostate cancer;

  •
  Schering-Plough's Temodar® (temozolomide) and Bristol-Myers Squibb's BiCNU® (carmustine) in the treatment of CNS tumors; and

  •
  Eli Lilly's Gemzar® (gemcitabine), Hoffmann-La Roche's Xeloda® (5-fluorouracil) and OSI Pharmaceuticals' Tarceva® (erlotinib) in the treatment of pancreatic cancer.

        Potential competitors also include academic institutions, government agencies and other private and public research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, product development, manufacturing and commercialization.

        Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer or more effective, have fewer side effects, are more convenient or are less expensive than any products that we may develop. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours. In addition, our ability to compete may be negatively affected because in some cases insurers or third party payors seek to encourage the use of generic products. This may make branded products less attractive to buyers due to higher costs.

        We believe that many competitors are attempting to develop therapeutics for many of our target indications, including academic institutions, government agencies, public and private research organizations, large pharmaceutical companies and smaller more focused companies. We are aware of numerous product candidates in clinical development for each of the cancer indications that we are investigating.

        Many of our competitors may have significantly greater financial resources and expertise than we do in the following:

  •
  research and development;

  •
  preclinical testing and conducting clinical trials;

  •
  obtaining regulatory approvals;

  •
  manufacturing; and

  •
  marketing and distribution.

        Smaller and other early stage development companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical companies or other organizations. In addition, other companies and institutions compete with us in recruiting and retaining highly qualified scientific and management personnel and in establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to or necessary for our programs or advantageous to our business.

If we are unable to obtain adequate reimbursement from governments or third party payors for any products that we may develop or if we are unable to obtain acceptable prices for those products, our revenues and prospects for profitability will suffer.

        Our revenues and profits will depend heavily upon the availability of adequate reimbursement for the use of our approved product candidates from governmental and other third party payors, both in the United States and in other markets. Reimbursement by a third party payor may depend upon a number of factors, including the third party payor's determination that use of a product is:

  •
  a covered benefit under its health plan;

  •
  safe, effective and medically necessary;

  •
  appropriate for the specific patient;

  •
  cost-effective; and

  •
  neither experimental nor investigational.

        Obtaining reimbursement approval for a product from each government or other third party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to each payor. We may not be able to provide data sufficient to gain acceptance with respect to reimbursement. Even when a payor determines that a product is eligible for reimbursement, the payor may impose coverage limitations that preclude payment for some uses that are approved by the FDA or comparable authorities. In addition, there is a risk that full reimbursement may not be available for high priced products. Moreover, eligibility for coverage does not imply that any product will be reimbursed in all cases or at a rate that allows us to make a profit or even cover our costs. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. A primary trend in the United States healthcare industry and elsewhere is toward cost containment.

        We expect recent changes in the Medicare program and increasing emphasis on managed care to continue to put pressure on pharmaceutical product pricing. In 2003, the U.S. government enacted legislation providing a partial prescription drug benefit for Medicare recipients, which became effective at the beginning of 2006. However, to obtain payments under this program, we will be required to sell products to Medicare recipients through drug procurement organizations operating pursuant to this legislation. These organizations will negotiate prices for our products, which are likely to be lower than those we might otherwise obtain. Federal, state and local governments in the United States continue to consider legislation to limit the growth of healthcare costs, including the cost of prescription drugs. Future legislation could limit payments for the product candidates that we are developing.

Recent proposed legislation may permit re-importation of drugs from foreign countries into the United States, including foreign countries where the drugs are sold at lower prices than in the United States, which could force us to lower the prices at which we sell our products and impair our ability to derive revenues from these products.

        Legislation has been introduced in the U.S. Congress that, if enacted, would permit more widespread re-importation of drugs from foreign countries into the United States. This could include re-importation from foreign countries where the drugs are sold at lower prices than in the United States. Such legislation, or similar regulatory changes, could lead to a decrease in the price we receive for any approved products, which, in turn, could impair our ability to generate revenues. Alternatively, in response to legislation such as this, we might elect not to seek approval for or market our products in foreign jurisdictions in order to minimize the risk of re-importation, which could also reduce the revenue we generate from our product sales.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

        In some countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

Risks Related to Our Dependence on Third Parties

Use of third parties to manufacture our product candidates may increase the risk that we will not have sufficient quantities of our product candidates or be able to obtain such quantities at an acceptable cost, and clinical development and commercialization of our product candidates could be delayed, prevented or impaired.

        We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates. We have limited personnel with experience in drug manufacturing and we lack the resources and the capabilities to manufacture any of our product candidates on a clinical or commercial scale.

        We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates and any products that we may develop, other than small amounts of compounds that we synthesize for preclinical testing. To date, we have obtained our supply of the bulk drug substance for TPI 287 from one third-party manufacturer. We have engaged a second manufacturer to provide the fill and finish services for an IV formulation of TPI 287 that we are using in our ongoing clinical trials. We do not have any agreements with third party manufacturers for the long term commercial supply of any of our product candidates. We obtain our supplies of TPI 287 from these third party manufacturers pursuant to short term agreements that include specific supply timelines and volume expectations. If any of these manufacturers should become unavailable to us for any reason, we may be delayed in identifying and qualifying such replacements.

        Reliance on third party manufacturers entails risks to which we would not be subject if we manufactured product candidates or products ourselves, including:

  •
  reliance on the third party for regulatory compliance and quality control and assurance;

  •
  the possible breach of the manufacturing agreement by the third party because of factors beyond our control; and

  •
  the possible termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.

        Our manufacturers may not be able to comply with current good manufacturing practice, or cGMP, regulations or other regulatory requirements or similar regulatory requirements outside the United States. We and our manufacturers are subject to unannounced inspections by the FDA, state regulators and similar regulators outside the United States. Our failure, or the failure of our third party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates.

        Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that are both capable of manufacturing for us and willing to do so. If the third parties that we engage to manufacture product for our preclinical tests and clinical trials should cease to continue to do so for any reason, we likely would experience delays in advancing these trials while we identify and qualify replacement suppliers and we may be unable to obtain replacement supplies on terms that are favorable to us. In addition, if we are not able to obtain adequate supplies of our product candidates or the drug substances used to manufacture them, it will be more difficult for us to develop our product candidates and compete effectively.

        Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to develop product candidates and commercialize any products that receive regulatory approval on a timely and competitive basis.

We rely on third parties to conduct our clinical trials and those third parties may not perform satisfactorily, including failing to meet established deadlines for the completion of such trials.

        We do not independently conduct clinical trials for our product candidates. We rely on third parties, such as contract research organizations, clinical data management organizations, medical institutions and clinical investigators, to perform this function. Our reliance on these third parties for clinical development activities reduces our control over these activities. We are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, regulatory approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.

        We also rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our existing or future distributors could delay clinical development or regulatory approval of our product candidates or commercialization of our products, producing additional losses and depriving us of potential product revenue.

We may not be successful in our efforts to in-license or acquire attractive development candidates.

        We may attempt to enhance our product pipeline through strategically in-licensing or acquiring product candidates for the treatment of cancer. However, we may be unable to license or acquire suitable product candidates from third parties for a number of reasons. In particular, the licensing and acquisition of pharmaceutical products is competitive. A number of more established companies are also pursuing strategies to license or acquire products in the cancer market. These established companies may have a competitive advantage over us due to their size, cash resources or greater clinical development and commercialization capabilities. Other factors that may prevent us from licensing or otherwise acquiring suitable product candidates include the following:

  •
  we may be unable to license or acquire the relevant technology on terms that would allow us to make an appropriate return from the product;

  •
  companies that perceive us to be their competitors may be unwilling to assign or license their product rights to us; or

  •
  we may be unable to identify suitable products or product candidates within our areas of expertise.

If we in-license product candidates in the future and fail to comply with our obligations in any such license with a third party, we could lose license rights that are important to our business.

        We expect that any licenses that we enter into the future will provide us rights to third party intellectual property that is important to our business. We expect that future licenses will impose various development and commercialization, milestone payment, royalty, sublicensing, patent protection and maintenance, insurance and other obligations on us. If we fail to comply with these obligations or otherwise breach the license agreement, the licensor may have the right to terminate the license in whole, terminate the exclusive nature of the license or bring a claim against us for damages. Any such termination or claim would likely prevent or impede our ability to market any product that is covered by the licensed patents. Even if we contest any such termination or claim and are ultimately successful, our stock price could suffer. In addition, upon any termination of a license agreement, we may be required to license to the licensor any related intellectual property that we developed.

We may be unable to attract and retain the qualified employees we need to be successful.

        We are highly dependent on members of our staff that lead or play critical roles in our research and development efforts. We require highly qualified and trained scientists with the necessary skills to develop our product candidates. Recruiting and retaining qualified technical and managerial personnel will also be critical to our success. We face intense competition for these professionals from other companies in our industry and the turnover rate for these professionals can be high. The loss of any of these persons, or our inability to recruit additional personnel necessary to our business, could substantially impair our research and development efforts and impede our ability to develop and commercialize any of our products. In addition, we rely on other consultants and advisors to assist us in formulating our research and development strategy. Some have consulting or other advisory arrangements with other entities that may conflict or compete with their obligations to us.

We expect to expand our development, regulatory and sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

        We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, regulatory affairs and sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the inexperience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Our use of hazardous materials exposes us to the risk of material environmental liabilities. We also incur substantial costs to comply with environmental and occupational safety laws regulating the use of hazardous materials. If we violate these laws, we would be subject to significant fines, liabilities or other adverse consequences.

        We use radioactive materials and other hazardous or biohazardous substances in our research and development activities. As a result, we are potentially subject to material liabilities related to personal injuries or property damages that may be caused by the spread of radioactive contamination or by other hazardous substance releases or exposures at, or from, our facilities. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. Decontamination costs associated with radioactivity releases, other clean-up cost, and related damages or liabilities could be significant and could harm our business. The cost of this liability could exceed our resources, and we do not maintain liability insurance for these risks.

        We are required to comply with increasingly stringent laws and regulations governing environmental protection and workplace safety, including requirements governing the handling, storage, use and disposal of radioactive and other hazardous substances and wastes, and laboratory operating and safety procedures. These laws and regulations can impose substantial fines and criminal sanctions for violations. Maintaining compliance with these laws and regulations with regard to our operations could require substantial additional resources. These costs could limit our ability to conduct operations in a cost-effective manner.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

        We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. Product liability claims might be brought against us by clinical trial patients, consumers or health care providers or by pharmaceutical companies or others selling our products. If we complete clinical testing for our product candidates and receive regulatory approval to market our products, the FDA will require us to include extensive warnings, precautions and other risk and safety information in the label for our products that, among other things, identify the known potential adverse effects and the patients who should not receive our product. These warnings may not be deemed adequate, and physicians and patients may not comply with these warnings.

        If we cannot successfully defend ourselves against such claims, we may incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

  •
  decreased demand for any product candidates or products that we may develop;

  •
  injury to our reputation;

  •
  withdrawal of clinical trial participants;

  •
  costs to defend the related litigation;

  •
  substantial monetary awards to trial participants or patients;

  •
  loss of revenue; and

  •
  the inability to commercialize any products that we may develop.

        We have product liability insurance that covers our clinical trials up to a $5.0 million annual aggregate limit and subject to a per claim deductible. We cannot predict all of the possible harms or side effects that may result from the testing and use of our product candidates. As a result, the amount of insurance coverage we currently hold, or that we may obtain, may not be adequate to protect us from any liabilities. We may require increased liability coverage as our product candidates' advance in clinical trials. In addition, we intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for any products. Further, insurance coverage is increasingly expensive, and we do not know whether we will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. A successful product liability claim brought against us in excess of our insurance coverage or a product recall could adversely affect our business, results of operations and financial condition.

If our internal control over financial reporting is not considered effective, our business could be materially harmed and our stock price could decline.

        Beginning in 2007, Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate the effectiveness of our internal control over financial reporting as of the end of each fiscal year and to include a management report assessing the effectiveness of our internal control over financial reporting in our annual report on Form 10-K for that fiscal year. Beginning in 2008, Section 404 also requires our independent registered public accounting firm to attest to, and report on, management's assessment of our internal control over financial reporting.

        Any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. For example, in our Quarterly Report on Form 10-Q/A for the quarter ended September 27, 2006, we disclosed that we did not maintain effective control over the completeness and accuracy of the supporting schedule of weighted average shares outstanding and that as a result it was necessary to restate our Consolidated Statements of Operations included in that report. We cannot assure you that we or our independent registered public accounting firm will not identify additional material weaknesses in our internal control systems in the future. If additional material weaknesses in our internal control systems are detected, our internal control over financial reporting may not be considered effective and we may experience a loss of public confidence, which could have an adverse effect on our business and on the market price of our common stock.

Risks Related to Regulatory Approval of Our Product Candidates

If we are not able to obtain required regulatory approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

        Our product candidates and the activities associated with their development and commercialization, including their testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Failure to obtain regulatory approval for a product candidate will prevent us from commercializing the product candidate. We have not received regulatory approval to market any of our product candidates in any jurisdiction. We have only limited experience in filing and prosecuting the applications necessary to gain regulatory approvals and expect to rely on third party contract research organizations to assist us in this process. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each therapeutic indication to establish the product candidate's safety and efficacy. Securing FDA approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the FDA. Our future products may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use.

        The process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review criteria for each submitted product application, may cause delays in the approval or rejection of an application. The FDA has substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a product candidate. Any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Any product for which we obtain marketing approval could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

        Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and comparable regulatory authorities. These requirements include submissions of safety and other post-marketing information and periodic reports, registration requirements, cGMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products, manufacturers or manufacturing processes, including new safety risks, or failure to comply with regulatory requirements, may result in actions such as:

  •
  restrictions on such products, manufacturers or manufacturing processes;

  •
  warning letters;

  •
  withdrawal of the products from the market;

  •
  refusal to approve pending applications or supplements to approved applications that we submit;

  •
  product recalls;

  •
  fines;

  •
  suspension or withdrawal of regulatory approvals;

  •
  refusal to permit the import or export of our products;

  •
  product seizures; or

  •
  injunctions or the imposition of civil or criminal penalties.

Failure to obtain regulatory approval in international jurisdictions would prevent us from marketing our products abroad, and regulatory approvals in some international jurisdictions can be conditioned on broad license grants.

        We intend to have our products marketed outside the United States. With respect to some of our product candidates, we expect that a future collaborator will have responsibility to obtain regulatory approval outside the United States, and we will rely on our collaborator to obtain these approvals. The approval procedure varies among countries and can involve requirements for additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. The regulatory approval process outside the United States may include all of the risks associated with obtaining FDA approval, as well as risks attributable to the satisfaction of local regulation in foreign jurisdictions. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We and our collaborators may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

        Recently, some foreign jurisdictions have required biopharmaceutical companies to grant broad licenses to domestic manufacturers as a condition to providing regulatory approval to market and sell within the applicable jurisdiction. If we were forced to grant a broad license to our products as a condition to selling within the applicable jurisdiction, our revenues and profitability would be materially impaired.

        In addition, we, along with our collaborators or subcontractors, may not employ, in any capacity, persons who have been debarred under the FDA's Application Integrity Policy. Employment of such a debarred person, even if inadvertently, may result in delays in the FDA's review or approval of our product candidates or the rejection of data developed with the involvement of such person.

Risks Related to Our Intellectual Property

Our success is dependent on obtaining and defending patents and proprietary technology.

        Our success in commercializing, producing and marketing products and technologies in the future depends, in large part, on our ability to obtain and maintain proprietary protection of the intellectual property related to our technologies and products, both in the United States and other countries, and to operate without infringing the proprietary rights of third parties. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents. The patent positions of biotechnology companies, including our patent positions, are generally uncertain and involve complex legal and factual questions.

        We do not know whether any of our pending or future patent applications will result in the issuance of patents. In addition, we cannot predict the breadth of claims that may be allowed and issued to us for patents related to our technologies or products, if any. Before a patent is issued, its coverage can be significantly narrowed, either in the United States or abroad. To the extent patents have been issued or will be issued, some of these patents are subject to further proceedings that may limit their scope and once patents have been issued, we cannot predict how the claims will be construed or enforced. It is not possible to determine which patents may provide significant proprietary protection or competitive advantage, or which patents may be circumvented or invalidated. Furthermore, patents already issued to us, or patents that may be issued on our pending applications, may become subject to dispute, including interference proceedings in the United States to determine priority of invention. If our currently issued patents are invalidated or if the claims of those patents are narrowed, our ability to prevent competitors from marketing products that are currently protected by those patents could be reduced or eliminated. We could then face increased competition resulting in reduced market share, prices and profit.

        In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending their proprietary rights in foreign jurisdictions. For example, methods of treating humans are not patentable in many countries outside of the United States.

        Our patents may not afford us protection against competitors with similar technology. Because there is a lengthy time between when a patent application is filed and when it is issued, and because publications of discoveries in the scientific literature often lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in our patent applications or that we were the first to file for protection of the inventions set forth in these patent applications. We may also incur substantial costs in asserting claims against, and defending claims asserted against us by, third parties to prevent the infringement of our patents and proprietary rights by others. Participation in such infringement proceedings may adversely affect our business and financial condition, even if the eventual outcome is favorable.

        In March 2007, we received an office action from the U.S. Patent and Trademark Office relating to one of our patent applications that makes claims to the composition of matter of TPI 287. In this action, the patent examiner rejected all of the pending claims of our patent application. We are preparing a response to this office action, which we expect to file before September 2007. We cannot predict the ultimate outcome of this office action. If the arguments in our response are not successful, some or all of the original claims in our patent application may have to be narrowed or may not issue at all. If this occurs, this patent application may not result in an issued patent or the patent, if issued, may not provide significant protection or competitive advantage with regard to TPI 287.

Litigation or third party claims of intellectual property infringement could require us to spend substantial time and money defending against any such claim and adversely affect our ability to develop and commercialize our products.

        Our success also depends in part on our ability to avoid infringing patents and proprietary rights of third parties and breaching any licenses that we may enter into with regard to any future products. There are many pharmaceutical and chemical patents and applications being filed, published, and issued frequently throughout the world. Some of these patents and applications contain disclosures and claims that are similar to technologies and products that we are using and developing. Some of these patents and disclosures contain claims and disclosures that are difficult to interpret. It is possible that a third party may own or control issued patents, or patent applications or in the future may file, patent applications covering technologies or products we are developing.

        If our technology, products or activities are deemed to infringe the other companies' rights, we could be subject to damages or be prevented from using the technology or selling the product that is infringing other companies' rights, or we could be required to obtain licenses to use that technology or sell the product. If patents covering technologies required by our operations are issued to others, we may have to rely on licenses from third parties, which may not be available on commercially reasonable terms, if at all. We could be required to pay substantial license fees or royalties or both. Even if we are able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Third parties may accuse us of employing their proprietary technology without authorization. In addition, third parties may obtain patents that relate to our technologies and claim that our use of such technologies infringes their patents, even if we have received patent protection for our technology. These claims could require us to incur substantial costs and could have a material adverse effect on us, regardless of the merit of the claims, including the following:

  •
  the diversion of management and technical personnel in defending against any such claims or enforcing our patents either in civil litigation or in a proceeding in the U.S. Patent and Trademark Office, either of which could be expensive and time consuming;

  •
  paying a large sum for damages if we are found to infringe;

  •
  being prohibited from selling or licensing our products or product candidates unless and until we obtain a license from the patent holder, who may refuse to grant us a license or who may only agree to do so on unfavorable terms;

  •
  redesigning our products or product candidates so they do not infringe on the patent holder's technology if we are unable to obtain a license, which, even if possible, could require substantial additional capital and could significantly delay commercialization while we attempt to design around the patents or rights infringed;

  •
  incurring substantial cost in defending ourselves and indemnifying any future collaborator in patent infringement or proprietary rights violation actions brought against them relating to their development and commercialization of our product candidates; and

  •
  incurring substantial cost in indemnifying the investors in our 2006 private placement in the event that any intellectual property infringement is deemed to be a breach of the purchase agreement for the private placement.

We may be required to obtain rights to proprietary technologies that are required to further develop our business and that may not be available or may be costly.

        Our development programs may require the use of multiple products or technologies proprietary to other parties. Third party suppliers may not be able to furnish us with a supply of these products sufficient to satisfy our requirements. We may not be able to obtain additional licenses we may need in the future on terms acceptable to us. Our inability to obtain any one or more of these licenses, on commercially reasonable terms, if at all, or to circumvent the need for any such license, could cause significant delays and cost increases and materially affect our ability to develop and commercialize our product candidates. In connection with our efforts to obtain rights to these proprietary technologies, we may find it necessary to convey rights to our technology to others. Some of our products may require the use of multiple proprietary technologies. Consequently, we may be required to make cumulative royalty payments to several third parties. These cumulative royalties could become commercially prohibitive. We may not be able to successfully negotiate the amounts of these royalties on terms acceptable to us.

        We may rely in part on third party licenses for access to intellectual property for our product candidates. We expect that any such future licenses will impose various development and commercialization, milestone payment, royalty, sublicensing, patent protection and maintenance, insurance and other obligations on us. If we fail to comply with these obligations or otherwise breach the license agreement, the licensor may have the right to terminate the license in whole, terminate the exclusive nature of the license or bring a claim against us for damages. Any such termination or claim would likely prevent or impede our ability to market any product that is covered by the licensed patents. Even if we contest any such termination or claim and are ultimately successful, our stock price could suffer. In addition, upon any termination of a license agreement, we may be required to license to the licensor any related intellectual property that we developed.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

        In addition to patented technology, we rely upon unpatented proprietary technology, processes and know-how. We seek to protect our unpatented proprietary information in part by confidentiality agreements with our employees, consultants and third parties. These agreements may be breached and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors. If we are unable to protect the confidentiality of our proprietary information and know-how, competitors may be able to use this information to develop products that compete with our products, which could adversely impact our business.

Risks Related to this Offering and Ownership of Our Common Stock

After this offering, our principal stockholders will maintain the ability to control all matters submitted to stockholders for approval.

        When this offering is completed, a small number of investors who acquired shares of our common stock and warrants to purchase shares of our common stock in our 2006 private placement will, in the aggregate, beneficially own shares representing approximately    % of our capital stock. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these stockholders, if they choose to act together, will control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire. In addition, one of these stockholders, Special Situations Fund III, L.P., has the right, which it has not exercised, to designate up to two persons for election to our board of directors.

The investors who acquired shares of our common stock and warrants in our 2006 private placement have contractual preemptive rights to acquire their pro rata share of any common stock issued by us. If these stockholders do not waive their preemptive rights or do not otherwise cooperate with us in effecting this offering, we will be unlikely to be able to complete this offering.

        Under the terms of the purchase agreement for our 2006 private placement, we must first offer to sell to each investor that continues to hold at least 50% of the shares of common stock acquired by that investor in our 2006 private placement such investor's pro rata share of any common stock or securities exercisable or exchangeable for or convertible into common stock for a fifteen business day period before we can make an offer of such securities to others. An investor's pro rata share is calculated by reference to the number of shares that continue to be held that were acquired in our 2006 private placement or upon the exercise of warrants and the number of shares of our common stock then issued and outstanding. We believe it will not be practicable to complete this offering if we are required to comply with the preemptive rights granted to the investors under the purchase agreement.

        We intend to seek a waiver of the preemptive rights described above.

The warrants issued in our 2006 private placement provide for the reduction of the exercise price of the warrants if we issue common stock for a consideration per share less than the then current exercise price of the warrants. If we issue common stock in this offering for a consideration per share less than $2.40 after taking in to account the underwriting discount, the exercise price of the warrants will be reduced and the number of shares issuable upon exercise of the warrants will be increased.

        Under the terms of the warrants issued in our 2006 private placement, the exercise price of the warrants is to be reduced, subject to certain exceptions, if we issue shares of common stock or certain options or rights to acquire common stock for no consideration or for consideration per share less than the exercise price of the warrants in effect immediately prior to the time of such issue or sale. The warrants specify a formula for a weighted average adjustment in the exercise price that takes into account the number of shares of common stock outstanding, the number of shares issued below the exercise price and the aggregate consideration received upon such issuance. Under the warrants, if the exercise price is decreased, the number of shares issuable upon exercise is correspondingly increased. The exercise price of the warrants is currently $2.40 per share, and our issuance of common stock in this offering does not fall within the exceptions for adjustments. Accordingly, if common stock is issued in this offering for a consideration per share of less than $2.40, after taking into account the underwriting discount, the exercise price of the warrants will be correspondingly reduced. Any such reduction in exercise price would result in additional dilution to the holders of our common stock, including holders who acquire shares of common stock in the offering.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

        The public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent outstanding options or warrants are exercised, you will incur further dilution. Based on an assumed public offering price of $            per share, you will experience immediate dilution of $            per share, representing the difference between our net tangible book value per share after giving effect to this offering and the assumed public offering price.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

        We expect that significant additional capital will be required in the future to continue our research, development and clinical efforts. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock in more than one transaction, stockholders who purchase stock in the offering may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders.

        During 2006, our board of directors and stockholders adopted our 2006 equity incentive plan, which initially reserved 6,577,106 shares of common stock for issuance thereunder. Immediately following any issuance of common stock by us during the three year period ending April 4, 2009, other than issuances of common stock upon exercise of the warrants issued to the investors in our 2006 private placement, the number of shares available for issuance under the our 2006 equity incentive plan will be increased to 20% of the number of fully diluted shares of our common stock immediately after such issuance, including all shares of common stock issuable upon exercise of then outstanding options or warrants, less the number of shares of common stock subject to existing options under our other stock option and equity incentive plans, up to a maximum of 8,177,106 shares. As a result of common stock issuances during 2006, the number of shares available under our 2006 equity incentive plan increased to 6,622,935.

Sales of a substantial number of shares in this offering or in the future may impact the market price of our common stock.

        We are currently offering            shares, or approximately    %, of our outstanding common stock as of            , 2007. This sale and any future sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, could depress the market price of our common stock. We are unable to predict the effect that future sales may have on the then prevailing market price of our common stock. Pursuant to a registration rights agreement entered into between us and the investors in our 2006 private placement, we registered with the Securities and Exchange Commission, or SEC, the resale of shares of common stock acquired in the private placement and shares of common stock issuable upon exercise of the warrants. We must, among other things, keep this registration statement effective with the SEC for the resale of such shares of common stock. While we cannot determine precisely the total number of shares of common stock remaining for sale under the registration statement, we estimate based upon publicly available information that up to approximately 23,656,559 shares remain available for sale, including shares that may be acquired upon the exercise of outstanding warrants.

If we fail to continue to meet all applicable NASDAQ Capital Market requirements and NASDAQ determines to delist our common stock, the delisting could adversely affect the market liquidity of our common stock and the market price of our common stock could decline.

        Our common stock is listed on the NASDAQ Capital Market. In order to maintain that listing, we must satisfy minimum financial and other requirements. On February 25, 2005, we received notice from the NASDAQ Stock Market, Inc. that our common stock had not met the $1.00 per share minimum bid price requirement for 30 consecutive business days and that, if we were unable to demonstrate compliance with this requirement during the applicable grace periods, our common stock would be delisted after that time. On February 6, 2006, we effected a one-for-ten reverse stock split of our common stock to regain compliance with this listing requirement. Since this time, the closing bid price of our common stock has remained above $1.00 in compliance with the minimum bid price requirement.

        It is possible that the minimum bid price of our common stock could fall below the required level or that we would otherwise fail to satisfy another NASDAQ requirement for continued listing of our common stock. For example, we could fail to maintain compliance with the NASDAQ Capital Market listing requirements if we did not maintain minimum stockholder equity of at least $2.5 million as a result of continuing losses.

        If we fail to continue to meet all applicable NASDAQ Capital Market requirements in the future and NASDAQ determines to delist our common stock, the delisting could adversely affect the market liquidity of our common stock and the market price of our common stock could decline. Such delisting could also adversely affect our ability to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

Provisions in our charter documents and under Delaware law could discourage, delay or prevent an acquisition of us, which may be beneficial to our stockholders, and may prevent or delay attempts by our stockholders to replace or remove our current management.

        Our certificate of incorporation and bylaws provide that our board of directors is divided into three classes, each consisting, as nearly as possible, of one-third of the total number of directors, with each class having a three-year term. The number of our directors may be changed only by a resolution of our board of directors and directors can be removed only for cause by the vote of the holders of at least 80% of the voting power of all of our capital stock, voting together as a single class. Stockholders may take action only at a stockholders' meeting and not by written consent. Certain provisions of our certificate of incorporation and bylaws, including the provisions providing for a classified board of directors, may not be amended without the vote of at least 80% of the voting power of all of our capital stock entitled to vote generally in the election of directors, voting together as a single class. Our bylaws provide that stockholders wishing to nominate a director at an annual meeting or at a special meeting called for the purpose of electing directors or to bring business before any meeting of stockholders must comply with strict advance written notice provisions. Our bylaws also provide that special meetings of stockholders may be called only by the chairman of our board of directors, or certain of our officers, or by resolution of our directors.

        These provisions of our certificate of incorporation and our bylaws could discourage potential acquisition proposals and could delay or prevent a change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. We also intended these provisions to discourage certain types of transactions that may involve an actual or threatened change of control. We designed these provisions to reduce our vulnerability to unsolicited acquisition proposals and to discourage certain tactics that may be used in proxy contests. These provisions, however, could also have the effect of discouraging others from making a tender offer for our shares. As a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. We are permitted to issue shares of our preferred stock without stockholder approval upon such terms as our board of directors determines. Therefore, the rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of our preferred stock that may be issued in the future. In addition, the issuance of preferred stock could have a dilutive effect on the holdings of our current stockholders.

        We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any "interested stockholder," meaning generally that a stockholder who beneficially owns more than 15% of our outstanding voting stock cannot acquire us for a period of three years from the date of the transaction in which the person acquired more than 15% of our outstanding voting stock, unless various conditions are met, such as approval of the transaction by our board of directors.

Our stockholder rights plan could prevent a change in control of our company in instances in which some stockholders may believe a change in control is in their best interests.

        In December 2006, our board of directors adopted a stockholder rights plan to replace our stockholder rights plan that expired in November 2006 at the end of its ten-year term. Our plan may have the effect of discouraging, delaying or preventing a merger or acquisition of us that is beneficial to our stockholders by diluting the ability of a potential acquirer to acquire us. Pursuant to the terms of our plan, when a person or group, except under certain circumstances, acquires 15% or more of our outstanding common stock or 10 business days after announcement of a tender or exchange offer for 15% or more of our outstanding common stock, the rights, other than rights held by the person or group who has acquired or announced an offer to acquire 15% or more of our outstanding common stock, would generally become exercisable for shares of our common stock at a discount. Because the potential acquirer's rights would not become exercisable for our shares of common stock at a discount, the potential acquirer would suffer substantial dilution and may lose its ability to acquire us. In addition, the existence of the plan itself may deter a potential acquirer from acquiring us. As a result, either by operation of the plan or by its potential deterrent effect, mergers and acquisitions of us that our stockholders may consider in their best interests may not occur, including transactions in which stockholders might otherwise receive a premium for their shares.

        Because the investors in our 2006 private placement own a substantial percentage of our outstanding common stock, our stockholder rights plan provides that such investors and their respective affiliates will be exempt from the stockholder rights plan, unless an investor and its affiliates acquire, after April 4, 2006, more than 1% of our then issued and outstanding common stock, not including the shares of common stock issued to the investors in the private placement or shares of common stock issued upon exercise of the warrants issued to the investors in the financing.

Management may invest or spend the proceeds of this offering in ways that you may not agree with or that may not yield a return.

        Management will retain broad discretion over the use of proceeds from this offering. Stockholders may not deem these uses desirable, and our use of the proceeds may not yield a significant return or any return at all. Management intends to use a majority of the proceeds from this offering for preclinical and clinical testing for TPI 287 and for working capital and other general corporate purposes. Because of the number and variability of factors that may determine our use of the net proceeds from this offering, we cannot assure you that the actual uses will not vary substantially from our currently planned uses. We intend to invest the net proceeds from this offering prior to their use in short-term, interest bearing, investment grade and United States government securities. Our failure to use these funds effectively could result in our needing to raise additional capital earlier than anticipated, delay the development and commercialization of our product candidates and cause the price of our common stock to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on stock appreciation for any return on your investment.

        We have paid no cash dividends on our common stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future, and payment of cash dividends, if any, will also depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends. Accordingly, the success of your investment in our common stock will likely depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value after the offering or even maintain the price at which you purchased your shares, and you may not realize a return on your investment in our common stock.

If our stock price is volatile, purchasers of our common stock could incur substantial losses.

        Following this offering, our stock price is likely to be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the public offering price. The market price for our common stock may be influenced by many factors, including:

  •
  results of clinical trials of our product candidates or those of our competitors;

  •
  regulatory or legal developments in the United States and other countries;

  •
  variations in our financial results or those of companies that are perceived to be similar to us;

  •
  changes in the structure of healthcare payment systems;

  •
  market conditions in the pharmaceutical and biotechnology sectors and issuance of new or changed securities analysts' reports or recommendations;

  •
  general economic, industry and market conditions; and

  •
  the other factors described in this "Risk Factors" section.

FORWARD-LOOKING STATEMENTS

        Some of the statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by the following words: "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," "ongoing" or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. While we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Many important factors affect our ability to achieve our objectives, including:

  •
  the success and timing of our preclinical studies and clinical trials;

  •
  our ability to obtain and maintain regulatory approval for TPI 287 and other product candidates;

  •
  our plans to develop and commercialize TPI 287 and other product candidates;

  •
  the loss of key scientific or management personnel;

  •
  the size and growth potential of the potential markets for TPI 287 and other product candidates and our ability to serve those markets;

  •
  regulatory developments in the United States and foreign countries;

  •
  the rate and degree of market acceptance of any future products;

  •
  our use of the proceeds from this offering;

  •
  the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing and our ability to obtain additional financing;

  •
  our ability to attract collaborators with development, regulatory and commercialization expertise;

  •
  our ability to obtain and maintain intellectual property protection for our product candidates and our delivery technologies;

  •
  the successful development of our marketing capabilities;

  •
  the success of competing drugs that are or become available; and

  •
  the performance of third party manufacturers which provide a supply of the components included in our products and any future products.

        In addition, you should refer to the "Risk Factors" section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward- looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, or the Securities Act, do not protect any forward-looking statements that we make in connection with this offering.

        We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements. We may not update these forward-looking statements even though our situation may change in the future.

USE OF PROCEEDS

        We estimate that the net proceeds from our issuance and sale of shares of our common stock in this offering will be approximately $            million, or approximately $            million if the underwriters exercise their over-allotment option in full, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, at an assumed public offering price of $            per share, based on the closing price of our common stock on the NASDAQ Capital Market on            , 2007. A $0.10 increase (decrease) in the assumed public offering price of $            per share would increase (decrease) the net proceeds to us from this offering by $            million, assuming the number of shares offered by us, as set forth on the cover pages of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

        We currently expect to use our net proceeds from this offering as follows:

  •
  approximately $            million for development and clinical testing of TPI 287;

  •
  approximately $            million for capital expenditures necessary to prepare our new laboratory and administrative facility for occupancy; and

  •
  the balance for working capital and other general corporate expenses.

        We may also use a portion of the proceeds for the potential acquisition of, or investment in, product candidates, technologies or companies that complement our business, although we have no current understandings, commitments or agreements to do so.

        As of December 27, 2006, we had $22.5 million in cash, cash equivalents and short-term investments. We believe that our existing capital resources and the net proceeds from this offering will be sufficient to enable us to complete our ongoing and currently planned Phase I and Phase II clinical trials.

        We will need to raise substantial additional capital to fund our operations, commercialize TPI 287 if it is approved by the FDA, and to develop our other product candidates, if we determine to do so.

        The actual costs and timing of clinical trials are highly uncertain, subject to risk and may change depending upon the clinical indication targeted, the development strategy pursued and the results of preclinical studies and earlier clinical trials. The amounts and timing of other expenditures will depend upon numerous factors, including the status of our product development and commercialization efforts, the amount of proceeds actually raised in this offering, competition, manufacturing, activities and any strategic partnerships arrangements we may enter into. As a result, our management will have broad discretion to allocate the net proceeds from this offering.

        Pending application of the net proceeds as described above, we will invest the net proceeds in short-term, interest bearing investment grade and U.S. government securities.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

        Our common stock is listed on the NASDAQ Capital Market under the symbol "TPPH." The following table sets forth for the indicated periods the high and low sale prices for our common stock on the NASDAQ Capital Market:

	Price Range of Common Stock
	High	Low
Fiscal Year Ended December 28, 2005:
First Quarter	$12.20	$6.50
Second Quarter	6.60	4.50
Third Quarter	5.50	3.50
Fourth Quarter	4.00	2.60
Fiscal Year Ended December 27, 2006:
First Quarter	$4.70	$2.30
Second Quarter	4.38	2.35
Third Quarter	3.60	2.12
Fourth Quarter	2.22	1.47
Fiscal Year Ending December 26, 2007:
First Quarter	$2.00	$1.51
Second Quarter (through April 20, 2007)	1.95	1.78

        On April 20, 2007, the last sale price of our common stock on the NASDAQ Capital Market was $1.90 per share and there were 348 holders of record of our common stock.

        We have never paid any dividends on our common stock and do not expect to pay cash dividends in the foreseeable future. We intend to retain future earnings, if any, to finance the operation and growth of our business.

CAPITALIZATION

        The following table sets forth our consolidated cash, cash equivalents and short-term investments and our consolidated capitalization as of December 27, 2006:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to our issuance and sale of            shares of common stock in this offering at an assumed public offering price of $            per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

        Our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table together with our financial statements and the related notes appearing at the end of this prospectus and the "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus.

	As of December 27, 2006
	Actual	As Adjusted(1)
		(unaudited)
	(in thousands, except share and per share data)

Cash, cash equivalents and short-term investments	$22,457	$

Long-term debt, excluding current portion	112

Stockholders' equity:
Preferred stock, $0.001 par value per share; 2,000,000 shares authorized; none issued	—
Common stock, $0.0075 par value per share; 100,000,000 shares authorized; 16,374,395 shares issued and outstanding, actual; issued and outstanding, as adjusted	123
Additional paid-in capital	145,700
Accumulated deficit	(123,914)

Total stockholders' equity	21,909

Total capitalization (excluding cash, cash equivalents and short-term investments)	$22,021	$

(1)
A $0.10 increase (decrease) in the assumed public offering price of $            per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

        The table above excludes as of December 27, 2006:

  •
  5,805,293 shares of our common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $3.83 per share;

  •
  12,900,000 shares of our common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $2.40 per share; and

  •
  1,503,306 shares of our common stock reserved for future issuance under our 2006 equity incentive plan.

DILUTION

        Our net tangible book value at December 27, 2006 was approximately $21.9 million, or $1.34 per share of our common stock. Net tangible book value per share represents our total tangible assets reduced by our total liabilities and divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in this offering and the net tangible book value per share immediately after this offering.

        After giving effect to the receipt of the estimated net proceeds from our issuance and sale of            shares of common stock in this offering at an assumed public offering price of $            per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our net tangible book value at            , 2007, would have been approximately $            , or $            per share of common stock. This represents an immediate increase in net tangible book value per share of $            to existing stockholders and an immediate decrease in net tangible book value per share of $            to you. The following table illustrates the dilution.

Public offering price per share		$
Net tangible book value per share at December 27, 2006	$1.34
Increase per share attributable to new investors

Net tangible book value per share after this offering

Dilution per share to new investors		$

        A $0.10 increase (decrease) in the assumed public offering price of $            per share would increase (decrease) our net tangible book value per share after this offering by approximately $            and dilution per share to new investors by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

        If the underwriters exercise their over-allotment option or if any shares are issued in connection with outstanding options or warrants, you will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial data presented below for each year in the five years ended December 27, 2006 have been derived from our financial statements, which have been audited for 2006, 2005 and 2004 by Grant Thornton LLP and for the other years by Ernst & Young LLP, registered public accounting firms, and are qualified by reference to such financial statements and notes thereto. You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus. The selected consolidated statement of operations data for each of the three years in the period ended December 27, 2006, and the selected consolidated balance sheet data as of December 27, 2006 and December 28, 2005, have been derived from our audited consolidated financial statements included in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2003 and December 31, 2002, and the selected consolidated balance sheet data as of December 29, 2004, December 31, 2003 and December 31, 2002, have been derived from our audited consolidated financial statements not included in this prospectus. Our historical results are not necessarily indicative of the operating results to be expected in the future.

	Year Ended
	December 31, 2002	December 31, 2003	December 29, 2004	December 28, 2005	December 27, 2006
	(in thousands, except per share data)
Statement of Operations Data:
Operating expenses:
Research and development	$6,067	$6,485	$13,504	$10,630	$10,389
General and administrative	8,446	8,616	7,794	5,628	6,974

Operating loss	14,513	15,101	21,298	16,258	17,363
Other income (expense):
Interest and other income	267	110	694	731	1,296
Interest and other expense	(723)	(865)	(947)	(557)	(518)
Impairment charges	—	—	—	(1,067)	—

Loss from continuing operations before taxes	(14,969)	(15,856)	(21,551)	(17,151)	(16,585)
Provision for income taxes	—	—	(4)	(29)	(8)

Loss from continuing operations	(14,969)	(15,856)	(21,555)	(17,180)	(16,593)
Income/(loss) from discontinued operations, net(1)	6,304	53,984	(2,619)	(358)	(59)

Net income/(loss)	$(8,665)	$38,128	$(24,174)	$(17,538)	$(16,652)

Diluted income/(loss) per share	$(2.93)	$12.38	$(7.38)	$(5.15)	$(1.29)

Diluted weighted average shares outstanding	2,960	3,080	3,274	3,408	12,909

(1)
The results of our genomics division operations, excluding the Huntington's Disease program, and our generic paclitaxel business, which were sold on December 12, 2003 to Mayne Pharma (USA) Inc., have been reported as discontinued operations.

	Year Ended
	December 31, 2002	December 31, 2003	December 29, 2004	December 28, 2005	December 27, 2006
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents, short-term and long-term investments	$6,762	$50,782	$35,722	$14,086	$22,457
Working capital	33,595	47,053	23,473	11,627	20,207
Total assets	45,328	57,766	39,293	16,474	24,606
Long-term debt, excluding current portion	19,861	41	3,245	2,483	112
Deferred income, long term	5,887	—	—	—	—
Convertible debt	5,151	5,702	—	—	—
Accumulated deficit	(103,678)	(65,550)	(89,724)	(107,262)	(123,914)
Total stockholders' equity	6,796	45,998	27,780	10,886	21,909

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations contains information that management believes is relevant to an assessment and understanding of our results of operations. Some of the statements set forth below constitute forward-looking statements that are based upon current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," or "ongoing" or the negative of these terms or other comparable terminology. Forward-looking statements involve risks and uncertainties. Our actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. You should read this discussion together with our financial statements and the related notes appearing at the end of this prospectus.

General

        We are a biopharmaceutical company focused on the development of proprietary therapies for the treatment of cancer. Our core capabilities are deriving and developing drug candidates from natural products. We are currently devoting substantially all of our efforts to the development of TPI 287, a proprietary next generation taxane for the treatment of multiple cancer indications. Taxanes comprise a class of drugs derived from natural products that are used in the treatment of various forms of cancer.

        We recently completed dosing in one Phase I clinical trial of TPI 287 and expect to complete dosing in another Phase I clinical trial during the second half of 2007. In addition, we recently commenced enrollment in a Phase II clinical trial of TPI 287 in patients with an advanced form of prostate cancer called hormone refractory prostate cancer, or HRPC. This is our first of several planned Phase II clinical trials of TPI 287 in multiple cancer indications. In our clinical trials to date, we have evaluated intravenous, or IV, formulations of TPI 287. We plan to use an IV formulation in our currently planned Phase II clinical trials. We also are developing an oral formulation of TPI 287 and plan to initiate a Phase Ib/II pharmacokinetic clinical trial of TPI 287 in the summer of 2007. In this clinical trial, we plan to orally administer an IV formulation of TPI 287 to evaluate the drug's activity and oral bioavailability in humans. We hold all worldwide commercial rights for TPI 287.

        We intend to expand our product pipeline through strategically in-licensing or acquiring product candidates that complement our business. This may involve the examination of individual molecules, classes of compounds or technologies in cancer as well as other therapeutic areas. Our acquisitions of new product candidates or technologies may also involve the acquisition of, or merger with, other companies.

        We have incurred significant operating losses since our inception in 1991. Our net loss from continuing operations was $16.6 million in 2006, $17.2 million in 2005 and $21.6 million in 2004. We have an accumulated deficit of $123.9 million as of December 27, 2006. We expect to incur significant and increasing operating losses for at least the next several years, until such time, if ever, as we are able to generate sufficient sales to support our development operations, including the research and development activity discussed above.

        To become and remain profitable, we must succeed in developing and eventually commercializing drugs with significant market potential. This will require us to be successful in a range of challenging activities, including discovering, in-licensing or acquiring product candidates, successfully completing preclinical testing and clinical trials of our product candidates, obtaining regulatory approval for these product candidates and manufacturing, marketing and selling those products for which we may obtain regulatory approval. We are only in the preliminary stages of development of TPI 287, our only current product candidate. We may never succeed in these activities and may never generate revenues that are significant enough to achieve profitability.

Private Placement

        On April 5, 2006 we sold an aggregate of 12,750,000 shares of our common stock and warrants to purchase up to 12,750,000 shares of our common stock in a private placement for a total of $25.5 million, not including any proceeds that might be received upon exercise of the warrants. We received approximately $23.8 million net of the placement agent fees and other expenses in this private placement. The warrants currently have an exercise price of $2.40 per share. Under the terms of these warrants, the exercise price may be reduced if we issue shares of common stock or certain options or rights to acquire common stock for no consideration or for consideration per share less than the exercise price of the warrants in effect immediately prior to the time of such issue or sale. The warrants specify a formula for a weighted average adjustment in the exercise price that takes into account the number of shares of common stock outstanding, the number of shares issued below the exercise price and the aggregate consideration received upon such issuance.

        Under the warrants, if the exercise price is decreased, the number of shares issuable upon exercise is correspondingly increased. Our proposed issuance of common stock in this offering does not fall within the exceptions for adjustments. Accordingly, if common stock is issued in this offering for a consideration per share of less than $2.40, after taking into account the underwriting discount, the exercise price of the warrants will be correspondingly reduced. Any such reduction in exercise price would result in additional dilution to the holders of our common stock, including holders who acquire shares of common stock in the offering.

        We may call up to 20% of the outstanding warrants at a redemption price of $0.0075 per share of common stock underlying the warrants during any three month period if certain conditions are satisfied, including the trading price of our common stock exceeding $4.80 for 20 consecutive trading days, upon 30 days prior notice. During the notice period, the holders would be entitled to exercise the warrant or any portion of it. Up to half of these warrants may be exercised on a cashless or net exercise basis. There can be no assurance, however, that we will receive any funds from the exercise of warrants.

        In addition, we issued warrants to purchase 50,000 shares of common stock to a financial advisor and issued warrants to purchase 100,000 shares of common stock to an outside consultant as a finders' fee on substantially similar terms as the warrants issued in this private placement.

        In connection with the private placement, we entered into a registration rights agreement in which we agreed to make the requisite filings with the Securities and Exchange Commission to achieve and substantially maintain the effectiveness of a registration statement covering shares sold in the private placement, as well as shares underlying warrants issued in this private placement. If we fail to maintain effectiveness of that registration statement through as late as April 6, 2013, subject to our right to suspend use of the registration statement in certain circumstances, we will have to pay liquidated damages to investors in an amount equal to 1.5% of the amount invested by them for each 30 day period during which the registration statement should have been effective.

        We are required to use the net proceeds from this private placement to fund the development of TPI 287 in accordance with a budget for calendar years 2006 and 2007 that was adopted by our board of directors before the closing of the private placement. Any change to this budget will require the approval of a majority of the independent members of our board of directors.

Research and Development

        Our current business is focused on research and development of proprietary therapies for the treatment of cancer. We were previously engaged in development activities related to our paclitaxel business, which we sold to Mayne Pharma (USA) Inc. in 2003, genomic technologies, which we discontinued in 2004, and Huntington's Disease, which we ceased in 2006. Costs relating to genomic technologies, excluding our Huntington's Disease program, and the paclitaxel business, are aggregated in discontinued operations. During the last three fiscal years, we have incurred the following expenses related to research and development projects:

	2004	2005	2006
	(in thousands)

Oncology	$12,474	$9,818	$10,476
Huntington's Disease	1,030	812	(87)
Discontinued operations	4,242	393	59

	$17,746	$11,023	$10,448

        We expect research and development, which includes the cost of our clinical development of TPI 287, to continue to be the most significant expense for our business for the foreseeable future. Our research and development activity is subject to change as we develop a better understanding of our projects and their prospects.

        In May 2005, we began our initial Phase I clinical trial, which is ongoing. This trial is designed to determine TPI 287's maximum tolerated dose, or MTD, and evaluate the safety and anti-tumor activity and the pharmacokinetic and pharmacodynamic profiles of TPI 287 in eligible patients with recurrent or refractory malignancies. This trial is nearing completion, and we expect to present the data from this trial at a conference in June 2007. In January 2006, we began our second Phase I trial with an alternative dosing regimen from our initial Phase I trial, which we recently completed. This trial is designed to determine TPI 287's MTD and evaluate the safety and anti-tumor activity and the pharmacokinetic and pharmacodynamic profiles of TPI 287 in eligible patients with recurrent or refractory malignancies. We expect to present the data from this trial at a conference in June 2007.

        We cannot be sure that we will be able to achieve our goals relating to these programs. We also cannot estimate the cost necessary to complete these programs, the timing of material net cash inflows from these programs, or whether we will ever recognize revenues from these programs. Continued development of these programs is dependent upon raising additional capital. We cannot be certain that we will be able to obtain capital on acceptable terms, or at all.

Results of Operations

Year Ended December 27, 2006 Compared to Year Ended December 28, 2005

        Research and Development Expense.    Research and development expenses from continuing operations for 2006 were $10.4 million, as compared to $10.6 million in 2005, a decrease of $241,000. Oncology related research and development expenditures increased by $657,000 to $10.5 million for 2006. In 2006, we ceased our Huntington's Disease research. As a result, our spending on research related to Huntington's Disease decreased by $899,000 from $812,000 in 2005 to a credit of $87,000 for 2006. The decrease in expenses related to the Huntington's Disease program was a result of a reversal of laboratory fees owed to a research university as well as a reduction in work force. We do not expect to incur additional expenses related to this program in the future.

        The increase in oncology related expenses was primarily due to an increase in compensation expense of $1.0 million, an increase in clinical trial costs of $292,000, an increase in supply costs of

$403,000, an increase in legal fees of $173,000 and an increase in insurance expenses of $173,000, which were partially offset by reductions in outside manufacturing costs of $1.2 million associated with preparing the active pharmaceutical ingredient and drug product for clinical trials of TPI 287. We expect our oncology related expenses to increase in 2007 and 2008 in connection with our ongoing and planned Phase I and Phase II clinical trials of TPI 287.

        The increase in compensation related expenses for 2006 was primarily related to non-cash compensation expense of $1.3 million for 2006, as compared to $36,000 for 2005, resulting from the implementation of SFAS 123(R) and the modifications of vested stock options. In addition, in the first quarter of 2006, we recorded a $646,000 charge in connection with the termination of the employment of our executive vice president and secretary. These increases were partially offset by lower salary expense due to staffing reductions that we implemented in July 2005. We expect our compensation expenses to increase in 2007 and 2008 as a result of an increase in our headcount to support our increased clinical development activities, as well as an increase in non-cash equity compensation expense as a result of stock options issued to new research and development personnel.

        General and Administrative Expense.    General and administrative expense from continuing operations for 2006 was $7.0 million, an increase of $1.3 million from 2005. This increase was primarily due to higher compensation related expenses of $1.5 million and costs related to our board of directors of $231,000, which were partially offset by a reduction in insurance expenses of $174,000, a reduction in legal expenses of $68,000 and a reduction in outside service costs related to investor relations of $133,000. The increase in compensation related expenses, including costs related to our board of directors, was primarily related to non-cash compensation expense of $2.0 million for 2006, as compared to $11,000 for 2005, resulting from the implementation of SFAS 123(R), partially offset by lower salary expense due to the staffing reductions in July 2005. We expect our general and administrative expenses for 2007 to remain similar to 2006 levels.

        Interest and Other Income.    Interest and other income of $1.3 million for 2006 increased by $565,000 from 2005. The increase was primarily attributable to higher interest income due to higher investment balances and higher effective interest rates earned in 2006 compared to 2005.

        Interest and Other Expense.    Interest and other expense was $518,000 for 2006, a decrease of $39,000 from 2005. The decrease is attributable to our repurchase of notes payable to TL Ventures V L.P. and TL Ventures V Interfund L.P. in November 2006.

        Impairment Charges.    Impairment charges for 2005 of $1.1 million were related to a reduction in the fair market value of our investment in ChromaDex of $963,000 and a reduction in the fair market value of our land of $104,000. There were no impairment charges in 2006.

        Discontinued Operations.    Loss from discontinued operations was $59,000 for 2006, as compared to $358,000 in 2005, a decrease of $299,000. This decrease was primarily a result of our discontinuation of our genomics business in 2005. Our only expense related to this business in 2006 was compensation related expense of $57,000 primarily related to our implementation of SFAS 123(R).

Year Ended December 28, 2005 Compared to Year Ended December 29, 2004

        Research and Development Expense.    Research and development expenses from continuing operations for 2005 were $10.6 million, as compared to $13.5 million in 2004, a decrease of $2.9 million. This decrease was primarily due to decreased preclinical development activities, and consisted of a reduction in outside toxicology expense of $1.2 million and a reduction in contract manufacturing expense of $1.8 million. Reductions in compensation and consulting related expenses, which were primarily due to the staffing reductions in July 2005, were partially offset by payments under an employment agreement between us and a former founder to his estate following his death in August 2005.

        General and Administrative Expense.    General and administrative expense from continuing operations for 2005 was $5.6 million, a decrease of $2.2 million from 2004. This decrease was primarily due to a reduction in compensation related expenses of $868,000 as a result of our staffing reductions in July 2005, a reduction in legal expenses of $352,000, a reduction in insurance expenses of $206,000, a reduction in consulting and outside service expenses of $467,000 and a reduction in rent and occupancy expense of $108,000.

        Interest and Other Income.    Interest and other income of $731,000 for 2005 increased by $37,000 from $694,000 in 2004. The increase was primarily attributable to a refund of income taxes in 2005 in the amount of $114,000 and a gain on sale of investments of $28,000, offset by lower interest income of $92,000 as a result of lower investment balances in 2005 compared to 2004.

        Interest and Other Expense.    Interest and other expense was $557,000 for 2005, a decrease of $390,000 from 2004. The decrease is attributable to a partial repayment of our notes payable to TL Ventures V L.P. and TL Ventures V Interfund L.P. in February 2005 in connection with the restructuring of our notes owed to them.

        Impairment Charges.    Impairment charges for 2005 of $1.1 million were related to a reduction in the fair market value of our investment in ChromaDex of $963,000 and a reduction in the fair market value of land of $104,000. There where no impairment charges from continuing operations in 2004.

        Discontinued Operations.    Loss from discontinued operations was $358,000 for 2005, as compared to $2.6 million in 2004, a decrease of $2.2 million. The loss in 2005 was due to the remaining activity related to the discontinuation of our genomics business. The loss in 2004 was primarily due to a loss of $5.7 million related to the discontinuation of our genomics business, which was partially offset by $3.0 million of proceeds from the settlement of litigation against Mylan Laboratories related to the paclitaxel business that we sold in 2003.

        Research and development expense included in discontinued operations was $393,000 for 2005, as compared to $4.2 million for 2004, a decrease of $3.8 million. The decrease was primarily attributable to the majority of the costs associated with the discontinuation of our genomics business being accounted for in 2004. The 2005 expenses primarily consisted of patent legal costs of $185,000 and costs related to the closure of our Delaware facility in the amount of $129,000.

        There were no general and administrative expenses included in discontinued operations in 2005 or 2004.

Liquidity and Capital Resources

        Our capital requirements for operations have been, and will continue to be, significant. As of December 27, 2006, we had a working capital balance of $20.2 million, as compared to a working capital balance of $11.6 million as of December 28, 2005. To date, we have financed our operations primarily with the net proceeds of public offerings of common stock and private placements of equity securities, with proceeds from the exercise of warrants and options and with debt. We also have funded our capital requirements with the proceeds of the sale of our paclitaxel business to Mayne Pharma in 2003.

        We expect our capital needs to increase in 2007 as compared to 2006 due, in part, to increases in expenses related to our clinical studies and to the capital requirements associated with our new laboratory space.

        Reverse Stock Split and NASDAQ Listing.    Our common stock is listed on the NASDAQ Capital Market. In order to maintain that listing, we must satisfy minimum financial and other requirements. On February 25, 2005, we received notice from the NASDAQ Stock Market, Inc. that our common stock had not met the $1.00 per share minimum bid price requirement for 30 consecutive business days and that, if we were unable to demonstrate compliance with this requirement during the applicable grace periods, our common stock would be delisted after that time. On February 6, 2006, we effectuated a one-for-ten reverse stock split of our common stock to regain compliance with this listing requirement. Since this time, the closing bid price of our common stock has remained above $1.00 in compliance with the minimum bid price requirement.

        Notes Payable.    On November 17, 2006, we repurchased two non-interest bearing promissory notes issued by us to TL Ventures V L.P. and TL Ventures V Interfund L.P. in February 2005. These promissory notes had an outstanding principal balance of $3.0 million, and we repurchased them for an aggregate payment of $2.7 million in cash. The repurchase of these notes did not have a material impact on our financial results.

        Private Placement.    On April 5, 2006 we sold an aggregate of 12,750,000 shares of our common stock and warrants to purchase up to 12,750,000 shares of our common stock in a private placement for a total of $25.5 million, not including any proceeds that might be received upon exercise of the warrants. We received approximately $23.8 million net of the placement agent fees and other expenses in this private placement. The warrants currently have an exercise price of $2.40 per share. We may call up to 20% of the outstanding warrants at a redemption price of $0.0075 per share of common stock underlying the warrants during any three-month period if certain conditions are satisfied, including the trading price of our common stock exceeding $4.80 for 20 consecutive trading days, upon 30 days prior notice. During the notice period, the holders would be entitled to exercise the warrant or any portion of it. Up to half of these warrants may be exercised on a cashless or net exercise basis. There can be no assurance, however, that we will receive any funds from the exercise of warrants.

        Liquidity.    We have no revenue and we have incurred significant operating losses since our inception. Our net loss from continuing operations was $16.7 million in 2006, $17.5 million in 2005 and $24.2 million in 2004. We have an accumulated deficit of $123.9 million as of December 27, 2006. As of December 27, 2006, we had cash and short-term investments totaling approximately $22.5 million. Our capital requirements for research and development, including the cost of clinical trials, have been and will continue to be significant.

        We believe that the net proceeds from this offering, together with our existing cash and cash equivalents and short-term investments, will be sufficient to enable us to fund our operating expenses and capital expenditures necessary to complete our ongoing and currently planned Phase I and Phase II clinical trials. We expect our research and development expenses to increase in connection with our ongoing activities, particularly as we continue the clinical development of TPI 287. In addition, subject to obtaining regulatory approval of TPI 287 or any other product candidate, we expect to incur significant commercialization expenses for product sales, marketing, securing commercial quantities of product from our manufacturers and distribution. We will need substantial additional funding and may be unable to raise capital when needed or on attractive terms, which would force us to delay, reduce or eliminate our research and development programs or commercialization efforts. See "Risk Factors—Risks Related to Our Business".

        Working Capital and Cash Flow.    Cash and cash equivalents and short-term investments were $22.5 million at December 27, 2006 and $14.1 million at December 28, 2005, an increase of $8.4 million. For the year ending December 27, 2006, net cash used in operating activities was $11.8 million. Net cash used in investing activities was $8.7 million for the year ended December 27, 2006 primarily due to net purchases of investments. Net cash provided by financing operations was $20.2 million for the year ended December 27, 2006 year due to our private placement during the second quarter, offset by the payment of notes payable in conjunction with our repurchase of notes payable to TL Ventures V L.P. and TL Ventures V Interfund L.P. in November of 2006.

        Our cash used in operating activities was primarily used to advance our product development efforts and for general corporate purposes. The majority of our future cash expenditures are expected to continue to be used to advance our product development programs including clinical trials of TPI 287, as well as for general corporate purposes.

        Capital Expenditures.    We spent $290,000 during 2006 for capital projects. We expect capital expenditures to increase during 2007. We expect the primary focus of capital spending during 2007 to be in support of our research and development activities as well as to fund additional equipment related to an anticipated consolidation of our administrative and research and development facilities in our new laboratory space.

        Net Operating Loss Carryforwards.    As of December 27, 2006, we had approximately $113.7 million of net operating loss carryforwards, which we refer to as NOLs, to offset future taxable income. The Internal Revenue Code contains provisions that may limit the use of NOLs and tax credits available for use in any given year upon the occurrence of certain events, including significant changes in ownership interest. A change in ownership of a company within a three-year period results in an annual limitation on our ability to utilize our NOLs and tax credit carryforwards from tax periods prior to the ownership change. As a result of our 2006 private placement, which is considered to be a significant change in ownership for tax purposes, our NOL and tax credit carryforwards as of December 27, 2006 are subject to significant limitations. We may be subject to additional limitation in connection with this offering. We believe that we will not be able to use a significant portion of our NOLs and tax credits to offset our income in the future.

        Business Development Activities.    We intend to expand our product pipeline through strategically in-licensing or acquiring product candidates that complement our business. This may involve the examination of individual molecules, classes of compounds or technologies in cancer as well as other therapeutic areas. Our acquisitions of new product candidates or technologies may involve the acquisition of, or merger with other companies. Such transactions could materially affect our capital requirements.

Critical Accounting Policies

        We have identified certain accounting policies as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout this prospectus where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see "Note 1. Basis of Presentation and Summary of Significant Accounting Policies" in our consolidated financial statements.

        Long-Lived Assets Policy:    In accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets," we review the carrying amount of long-lived assets when facts and circumstances suggest they may be impaired. If this review indicates long-lived assets will not be recoverable as determined based on the undiscounted cash flow estimated to be generated by these assets, we reduce the carrying amount of these long-lived assets to estimated fair value or discounted cash flow, as appropriate.

        In the second quarter of 2005, we recognized an impairment on the value of land of $104,000 and in the third quarter recognized an impairment of $963,000 on the value of our investment in ChromaDex. In 2004, we recognized an impairment loss of $205,000 associated with the gene isolation and service business due to our decision to discontinue our efforts in that business and our inability to find a buyer for the assets. Also in 2004, as part of our preparation of the financial statements, we recognized an impairment loss of $1.2 million in connection with the closure of our genomics division. These 2004 impairments are included in discontinued operations. Such impairment losses were the only impairment charges of long-lived assets recorded in the fiscal years ended December 28, 2005 and December 29, 2004. There was no impairment of assets in 2006.

        Stock Based Compensation:    On December 29, 2005, we adopted SFAS No. 123 (revised 2004), "Share-Based Payment," which we refer to as SFAS 123(R). SFAS 123(R) requires us to measure and recognize compensation expense for all share-based payment awards made to our employees and directors based on estimated fair values. SFAS 123(R) supersedes our previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the provisions of this opinion and its related interpretations, no compensation expense was recognized with respect to the grant to employees of options to purchase our common stock when such stock options were granted with exercise prices equal to or greater than market value of the underlying common stock on the date of grant.

        We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of December 29, 2005, the first day of our 2006 fiscal year. Our consolidated financial statements as of and for the fiscal year ended December 27, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

        Stock-based compensation expense recognized under SFAS 123(R) for the fiscal year ended December 27, 2006 was $3.4 million, which increased basic and diluted loss per share from continuing operations by $0.26. Included in stock-based compensation expense for the fiscal year ended December 27, 2006, is a one time non-cash fixed period charge of $381,000, as a result of the modification of vested options on April 4, 2006 as discussed in "Note 8. Equity Incentive Plans" in our consolidated financial statements. The stock-based compensation expense is calculated on a straight-line basis over the vesting periods of the related options. This charge had no impact on our reported cash flows.

        Investments:    Short-term investments consist of commercial paper, investment grade government agency, auction rate, and corporate debt securities due within one year. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such investments represent the investment of cash that is available for current operations. We record our investments in auction rate securities at cost, which approximates fair market value. In accordance with ARB 43, "Restatement and Revision of Accounting Research Bulletins," despite the long-term nature of their stated contractual maturities, we have the ability and the intent to liquidate investments in auction rate securities within six months and therefore we have classified these investments as short term. We classify our investments as available-for-sale, and we report them at market value as of the balance sheet date. We recognize interest income when it is earned. We report unrealized gains and losses as a separate component of stockholder's equity until we sell the security or we determine a decline in fair value is other than temporary.

        We account for our investment in ChromaDex under the cost method. Under the cost method, we carry the investment at cost and we adjust only for other-than-temporary declines in fair value, distributions of earnings or additional investments. See "Note 12. Investment in ChromaDex, Inc." in our consolidated financial statements for further information on ChromaDex.

Future Contractual Obligations

        The table below summarizes our future contractual obligations at December 27, 2006:

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in thousands)

Capital lease	$250	$130	$120	—	—
Operating leases	162	151	11	—	—

Total	$412	$281	$131	—	—

        In February 2007, we leased 2,300 square feet of office space in Roseland, New Jersey for research and development support. The lease runs through December 31, 2008 and requires monthly rental payments of $4,500.

        In March 2007, we entered into a five year lease covering approximately 29,000 square feet of office and laboratory space in Boulder, Colorado. We plan to consolidate our Colorado-based administrative and research and development facilities into this space in the fourth quarter of 2007. We plan to take possession of this space in November 2007 to make the necessary renovations.

        We have employment agreements with a number of key employees. These employment agreements contain provisions regarding the termination of employment including termination of employment associated with a change in control. These termination benefits range from 100% to 300% of the employee's base salary for the prior 12-month period immediately preceding the termination date, payment of any accrued but unpaid salary, bonus and vacation and payment of up to 100% of the prior year bonus or 75% of base salary for the prior 12-month period.

Impact of Recent Accounting Pronouncements

        On June 9, 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 must be adopted for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have a material impact on our financial results.

        In July 2006, the Financial Accounting Standards Board issued FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109." Interpretation 48, which clarifies Statement 109, "Accounting for Income Taxes," establishes the criterion that an individual tax position has to meet for some or all of the benefits of that position to be recognized in our financial statements. On initial application, Interpretation 48 will be applied to all tax positions for which the statute of limitations remains open. Only tax positions that meet the more-likely-than-not recognition threshold at the adoption date will be recognized or continue to be recognized. The cumulative effect of applying Interpretation 48 will be reported as an adjustment to retained earnings at the beginning of the period in which it is adopted. Interpretation 48 is effective for fiscal years beginning after December 15, 2006. The adoption of Interpretation 48 did not have a material impact on our financial results.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States, and expands disclosure about fair value measurements. This pronouncement applies to other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We will be required to adopt SFAS No. 157 in the first quarter of fiscal year 2008. Management has not yet determined the impact of adopting this statement.

Quantitative and Qualitative Disclosures About Market Risk

        We currently invest our excess cash balances in money market accounts, and short-term investments that are subject to interest rate risk. The amount of interest income we earn on these funds will decline if interest rates decline. Our investments are subject to a loss of principal with an increase in interest rates if sold prior to their maturity. However, due to the short-term nature of the majority of our investments, the high credit quality of our portfolio and our ability to hold our investments until maturity, an immediate change in interest rates would not have a material impact on our financial position, results of operations or cash flows.

BUSINESS

Overview

        We are a biopharmaceutical company focused on the development of proprietary therapies for the treatment of cancer. Our core capabilities are deriving and developing drug candidates from natural products. We are currently devoting substantially all of our efforts to the development of TPI 287, a proprietary next generation taxane for the treatment of multiple cancer indications. Taxanes comprise a class of drugs derived from natural products that are used in the treatment of various forms of cancer.

        We recently completed dosing in a Phase I clinical trial of TPI 287 and expect to complete dosing in another Phase I clinical trial during the second half of 2007. In addition, we recently commenced enrollment in a Phase II clinical trial of TPI 287 in patients with an advanced form of prostate cancer called hormone refractory prostate cancer, or HRPC. This is our first of several planned Phase II clinical trials of TPI 287 in multiple cancer indications. In our clinical trials to date, we have evaluated intravenous, or IV, formulations of TPI 287. We plan to use an IV formulation in our currently planned Phase II clinical trials. We also are developing an oral formulation of TPI 287 and plan to initiate a Phase Ib/II pharmacokinetic clinical trial of TPI 287 in the summer of 2007. In this clinical trial, we plan to orally administer an IV formulation of TPI 287 to evaluate the drug's activity and oral bioavailability in humans. We hold all worldwide commercial rights for TPI 287.

        In preclinical studies, TPI 287 has exhibited the following differentiating characteristics that we believe could lead to advantages compared to currently marketed taxanes:

  •
  higher activity in tumors that have developed resistance to taxane therapy following treatment with chemotherapy drugs;

  •
  higher activity in particular tumor types that are innately resistant to taxane therapy;

  •
  the ability to cross the blood-brain barrier;

  •
  oral bioavailability and activity; and

  •
  activity when used in combination with therapeutic agents that are not currently approved for use in combination with taxanes.

        According to the American Cancer Society, cancer is the second leading cause of death in the United States, exceeded only by heart disease, and accounts for approximately one in every four deaths. Approximately 560,000 Americans are expected to die of cancer in 2007. The National Institutes of Health estimated the direct medical cost of cancer was $78.2 billion in 2006. Taxanes are well established as part of the standard of care for many tumor types and are expected to continue to be so for the foreseeable future. Some of the best-known taxanes are Bristol-Myers Squibb's Taxol® (paclitaxel), Sanofi-Aventis' Taxotere® (docetaxel) and Abraxis BioScience's Abraxane® (paclitaxel), which had combined worldwide sales in 2006 of $2.9 billion, based on the average exchange rate during 2006.

Scientific Background

        Cancer is characterized by rapid, uncontrolled cell division resulting in the growth of an abnormal mass of cells generally referred to as a malignant tumor. Cancerous tumors can arise in almost any tissue or organ of the body, and cancer cells, if not eradicated, can spread, or metastasize, throughout the body. As these tumors grow, they cause damage to the surrounding tissue and organs and typically result in death if left untreated. Cancer is believed to occur as a result of a number of hereditary and environmental factors. These factors cause genetic changes that affect the ability of cells to regulate their growth and differentiation.

        The most common methods of treating patients with cancer are surgery, radiation and drug therapy. A cancer patient often receives treatment with a combination of these methods. Surgery and radiation therapy are particularly effective in patients in which the disease is localized. Physicians generally use systemic anticancer drugs, referred to as chemotherapy drugs, in situations in which the cancer has metastasized. The goal of chemotherapy is to damage and kill cancer cells or to interfere with the molecular and cellular processes that control the development, growth and survival of cancer cells. In many cases, chemotherapy entails the administration of several different drugs in combination.

        The most common approach to pharmacological cancer treatment has been to develop drugs, referred to as cytotoxic drug therapies, that kill rapidly proliferating cancer cells. These drugs have been very effective in the treatment of some cancers. However, cytotoxic drug therapies typically act in an indiscriminate manner, killing healthy as well as cancerous cells. As a result, side effects can be wide-ranging, including immune system compromise, nausea, vomiting, diarrhea, sores of the mouth and digestive tract, hair loss and damage to peripheral nerve tissue and heart tissue. Due to their toxicity, many cytotoxic drugs have a narrow dose range above which the toxicity causes unacceptable or even fatal levels of damage and below which the drugs are not effective in eradicating cancer cells. The key challenge with cytotoxic therapies is to develop therapies that kill the cancer cells while limiting damage to healthy cells. In contrast, many recently approved cancer therapies are cytostatic, meaning that they are intended to stop cancerous tumors from growing as opposed to killing cancer cells. However, these cytostatic therapies generally are only approved for use in combination with traditional cytotoxic therapies.

        Taxanes are part of a larger class of cytotoxic compounds known as microtubule spindle poisons. These compounds work by altering or attacking a structural component of cells known as microtubules, which play an important role in the cellular life cycle. In normal cells, microtubules act as an intracellular transport system. During cell division, microtubules must be stabilized to ensure a proper alignment of chromosomes before a cell may separate into two cells. Taxanes bind to microtubules of actively dividing cells and prevent cells from completing the normal cell division process. This arrests the cellular life cycle and eventually triggers a process known as apoptosis in which affected cells self-destruct.

        In addition to typical toxic side effects exhibited by cytotoxic drug therapies, existing taxanes are susceptible to a biological process called multiple drug resistance, or MDR. MDR generally refers to the resistance of tumor cells to several unrelated drugs after an initial exposure to a single chemotherapy drug. A particular family of proteins that bind to foreign molecules and transport them outside the cell is believed to be responsible for MDR. The majority of patients undergoing chemotherapy with currently approved taxanes develop resistance to therapy. Although there are many possible mechanisms for such resistance, MDR is believed to be the predominant cause of developed resistance in patients being treated with taxanes and other cytotoxic therapies.

        Historically, most chemotherapy drugs have only been available through IV administration. In particular, all of the currently approved taxanes are available only through IV administration. However, a number of recently approved cancer drugs can be administered orally, such as Hoffmann-La Roche's Xeloda®, which is approved for the treatment of specific types of colon, rectal and breast cancer, and Novartis' Gleevec®, which is approved for the treatment of leukemia and specific types of gastrointestinal tumors. We believe that an effective, orally administered taxane could allow more effective delivery of therapy through optimization of drug level exposure over time. In addition, an oral formulation could be more convenient for patients and would allow more convenient combination with other orally administered drugs, provide more flexibility in dosing regimens and result in lower overall cost of administration than an IV therapy.

Our Strategy

        Our goal is to become a leading biopharmaceutical company in the development and commercialization of proprietary therapies for the treatment of cancer. Key elements of our strategy to achieve this goal are to:

  •
  Advance the clinical development of an IV formulation of TPI 287 for multiple cancer indications.    Our ongoing and planned Phase II clinical trials are designed to evaluate whether TPI 287 is effective in tumors that have developed resistance to taxane therapy and in tumor types that are innately resistant to taxane therapy. We recently commenced enrollment in a Phase II clinical trial in patients with HRPC and also plan to conduct Phase II clinical trials in patients with gliomas, pancreatic cancer and other MDR tumors.

  •
  Pursue clinical development of the oral formulation of TPI 287.    In our preclinical studies, TPI 287 exhibited significant oral bioavailability and activity in animal models. Accordingly, we are developing an oral formulation of TPI 287 and plan to initiate a Phase Ib/II pharmacokinetic clinical trial of TPI 287 in the summer of 2007. In this clinical trial, we plan to orally administer an IV formulation of TPI 287 to evaluate the drug's activity and oral bioavailability in humans.

  •
  Establish strategic alliances with leading pharmaceutical and biotechnology companies.    We currently plan to retain development and commercialization rights to TPI 287 in the United States and the European Union until we complete our ongoing and currently planned Phase II clinical trials of an IV formulation. After the completion of these Phase II clinical trials, we plan to establish strategic alliances with leading pharmaceutical and biotechnology companies in the United States and the European Union. In addition, we may seek collaborators in markets in the Asia-Pacific region before the completion of our Phase II clinical trials if the initial results of our Phase II clinical trials of an IV formulation and the results of our Phase Ib/II pharmacokinetic clinical trial of orally administered TPI 287 are favorable. We expect that any strategic alliance that we enter into will provide us with access to the therapeutic area expertise and development and commercialization resources of our collaborators, as well as augment our financial resources.

  •
  Strategically in-license or acquire attractive development candidates.    We intend to expand our product pipeline through strategically in-licensing or acquiring product candidates for the treatment of cancer. We believe that this approach will enable us to avoid much of the cost, time and risk of drug discovery while focusing critical resources on the development of promising drug candidates.

  •
  Establish specialized sales and marketing capabilities.    We may retain U.S. marketing and sales rights or co-promotion rights for our product candidates for which we receive regulatory approval in markets in which we believe it is possible to gain access through a focused, specialized sales force. For markets in which we believe a large sales force is required to gain access, and for markets outside the United States, we plan to commercialize products for which we obtain regulatory approval through a variety of collaboration and distribution arrangements with other pharmaceutical and biotechnology companies.

TPI 287

        We are developing TPI 287 as a proprietary therapy for multiple cancer indications. We recently completed dosing in a Phase I clinical trial of TPI 287 and expect to complete dosing in a second

Phase I clinical trial during the second half of 2007. The following table summarizes key information about our additional ongoing and planned clinical development efforts relating to TPI 287.

INDICATION	STATUS	TIMING
IV Administration
Hormone refractory prostate cancer	Phase II clinical trial in process	Completion expected in the first half of 2008
Glioblastoma multiforme	Phase II clinical trial of TPI 287 as a single agent planned	Expected to begin in the summer of 2007
Multiple primary CNS tumors	Phase Ib/II clinical trial of TPI 287 in combination with temozolomide planned	Expected to begin in the second half of 2007
Pancreatic cancer	Phase II clinical trial planned	Expected to begin in the second half of 2007
Other drug resistant tumors, possibly including lung and breast cancers	Phase II clinical trial in development	To be determined
Oral Administration
Multiple cancer indications	Phase Ib/II pharmacokinetic clinical trial of oral administration of an IV formulation planned	Expected to begin in the summer of 2007
Undetermined tumor type	Phase I/II dose escalating clinical trial of an oral formulation in development	To be determined

Structure and Characteristics

        We have designed TPI 287 in a manner that makes the molecule more lipophilic, or fat soluble, than other taxanes. In addition, a component of the molecule is designed to be hydrophilic, or water soluble. We believe these structural characteristics contribute to a higher binding affinity to an important element of microtubules known as tubulin. The solubility profile of TPI 287 also enhances its ability to diffuse across cell membranes and to bind to lipophilic components inside of cells, such as tubulin. We believe these properties may help to improve the distribution of TPI 287 throughout body tissues compared to other taxanes and reduce the ability of MDR proteins to bind to TPI 287. A reduced binding affinity with MDR proteins may be associated with activity in tumors that overexpress MDR proteins. We believe these structural characteristics also contribute to TPI 287's observed oral bioavailability and ability to cross the blood-brain barrier in preclinical studies.

Preclinical Testing

        We have completed an initial series of tests in an artificial environment outside of a living organism, referred to as in vitro tests. These in vitro tests were designed to assess the ability of TPI 287 to inhibit tumor growth. In addition, we have completed tests within living organisms, referred to as in vivo tests. These in vivo tests were designed to investigate whether TPI 287 had differentiating characteristics that could lead to advantages compared to currently marketed therapies.

  In Vitro Studies

        In preclinical testing, TPI 287 inhibited tumor cell growth in a number of in vitro cell lines, including cell lines that either have developed resistance to taxane therapy or that are innately resistant to taxane therapy.

        The table below sets forth the amount of TPI 287 required in in vitro tests in the tumor types listed to inhibit the growth of half of the tumor cells of the applicable tumor type, which is referred to in the oncology industry as IC50, together with the IC50 of a comparator drug that is commonly used to treat each of these tumor types. A tumor listed as "resistant" indicates that the tumor cell line has demonstrated MDR and is resistant to taxane therapy. The last column in the table lists a cytotoxicity index that is calculated by dividing the IC50 of the comparator drug by the IC50 of TPI 287. The cytotoxicity index is a measure of the relative potency of TPI 287 and the comparator drug in inhibiting cell growth in the applicable tumor type. A cytotoxicity index of between 0.1 and 10 generally indicates comparable potency between TPI 287 and the comparator drug.

        In one in vitro study, we measured the IC50 of TPI 287 and compared the results to the observed IC50 for paclitaxel in two well characterized human breast cancer cell lines. One of these breast cancer cell lines is sensitive to taxanes and the other is resistant to taxanes. As shown in the first two rows of the table below, in these studies, TPI 287 was approximately 200 times more potent than paclitaxel in the resistant cell line and had comparable potency to paclitaxel in the taxane sensitive cell line.

Tumor Cell Line Origin	TPI 287 IC50	Comparator	Comparator IC50	Cytotoxicity Index
Breast (resistant)	0.0100	Paclitaxel	2.0	200
Breast	0.0006	Paclitaxel	0.0003	0.5
Colon (resistant)	0.0095	Irinotecan	0.05	5.3
Liver (resistant)	0.1000	Oxaliplatin	5.5	55
Lung	0.0046	Docetaxel	0.0072	1.6
Neuroblastoma (resistant)	0.0034	Vincristine	13.4	3900
Neuroblastoma	0.0049	Vincristine	17.7	3600
Pancreas	0.0763	Gemcytabine	0.124	1.6
Prostate (resistant)	0.0050	Cisplatin	1.4	280
Uterine (resistant)	0.0100	Doxorubicin	0.8	80
Uterine	0.0053	Doxorubicin	0.2	38

  In Vivo Studies

        We have conducted the following types of in vivo studies:

  •
  subcutaneous xenograft studies in which we implanted human tumor cells into the flanks of mice that were specially bred not to reject foreign tissue, referred to as nude mice;

  •
  orthotopic xenograft studies in which we implanted human tumor cells into the same tissue of nude mice in which the tumor originated in humans; and

  •
  studies in which we measured drug absorption and distribution in target tissues in rodents, referred to as pharmacokinetic studies.

In these in vivo studies, TPI 287 exhibited differentiating characteristics that we believe could lead to advantages compared to currently marketed taxanes.

  Activity in Resistant Tumors

        In subcutaneous mouse xenograft studies, TPI 287 reduced the rate of tumor growth in both taxane resistant and taxane sensitive cancer cell lines. In these studies, TPI 287 exhibited activity in tumor types that have developed resistance to taxane therapy following treatment with chemotherapy drugs or are innately resistant to taxane therapy, including cell lines derived from breast, colon and neuroblastoma tumors.

        In one study, we used subcutaneous mouse xenograft models to measure the activity of TPI 287 in comparison to select cytotoxic agents in resistant neuroblastoma tumors. We monitored these tumors until they reached a predetermined size. We then treated the mice with equally toxic doses of TPI 287, docetaxel, paclitaxel and Abraxane® and compared the results to a control group. We evaluated the ability of the test agents to inhibit tumor growth by measuring the tumor size over time.

        The chart below shows the average percentage change in tumor volume for each group of eight mice over the duration of the study. On average, TPI 287 was substantially more active in this study than the other cytotoxic agents, although variability among test subjects was significant at some measurement points. The shallower curve of the group treated with TPI 287 indicates greater inhibition of tumor growth than in any of the groups treated with comparative agents or the control group.

  Crossing the Blood-Brain Barrier

        In pharmacokinetic studies performed on mice and rats, TPI 287 exhibited the ability to cross the blood-brain barrier. In these studies, we administered TPI 287 intravenously in a number of test subjects. We then measured the concentration of the drug in the blood and the brain at predetermined times over the following 96 hours.

        We found that shortly after IV administration of TPI 287, the highest concentration of the drug in the brain was more than twice as high as the highest concentration of TPI 287 in the blood plasma. We also found that TPI 287's total exposure in the brain over the 96 hours of the study was nearly four times its total exposure in a similar volume of blood plasma over the same period of time. Finally, we observed that, on average, TPI 287 remained present in the brains of the test subjects nearly two and a half times longer than it remained present in blood plasma.

        We believe these characteristics indicate the potential to use TPI 287 to treat primary and metastatic tumors of the central nervous system, or CNS.

  Oral Bioavailability and Activity

        In a subcutaneous mouse xenograft study, we observed oral bioavailability and activity of TPI 287 in glioblastome multiforme, or GBM, an aggressive primary brain tumor. In this study, we measured the activity of TPI 287 on GBM tumors. We monitored these tumors until they reached a predetermined size. We then treated the mice with an IV formulation of TPI 287 administered orally and compared the results to a control group. We evaluated the ability of TPI 287 to inhibit tumor growth by measuring the tumor size over time. The chart below shows the average percentage change in tumor volume in each group over the duration of the study.

        On average, TPI 287 was substantially more active in this study than the control group. The shallower curve of the group treated with TPI 287 indicates inhibition of tumor growth relative to the control group. This suggests that orally administered TPI 287 was bioavailable and active in this tumor model. No taxane is currently approved either for oral administration or for the treatment of GBM.

  Activity in Combination Therapy

        In orthotopic mouse xenograft studies, TPI 287 exhibited activity when used in combination with temozolomide, an approved treatment for GBM. In these studies, we implanted human GBM tumor cells into the brains of nude mice. We then treated the mice with either TPI 287, temozolomide or a combination of TPI 287 and temozolomide and compared the results to a control group. Rather than measuring tumor growth or inhibition, we monitored the survival rate of the mice over time.

        In one study, 100% of the untreated control mice died within 14 days, while 100% of the mice treated with a combination of TPI 287 and temozolomide survived for 45 days. At 100 days, 10% of the mice treated with temozolomide alone had survived, while 30% of the mice treated with a combination of TPI 287 and temozolomide had survived. In this study, on average, mice treated with temozolomide alone survived 380% longer than the control group, while mice treated with a combination of TPI 287 and temozolomide survived 650% longer than the control group.

        The table below sets forth the following results from this study:

  •
  the median survival time for mice in each group, which is a measure of the time at which 50% of the mice in each group had died;,

  •
  the median survival benefit for mice in each group, which is a measure of the percentage difference between the median survival time for each group compared to the control group; and

  •
  the percentage of mice in each group that had survived at 100 days.

	Control	TPI 287	Temozolomide	Temozolomide plus TPI 287
Median survival time (days)	10	14.5	48	75
Median survival benefit (% increase)	—	45%	380%	650%
100 day survival rate	0%	0%	10%	30%

        A p-value is a measure of statistical significance and indicates the probability that the result obtained in a study is due to chance rather than a causal relationship between measures. A p-value of 0.05 or less generally indicates statistical significance. In this study, the median survival benefit of the mice treated with a combination of TPI 287 and temozolomide compared to the median survival benefit of the mice treated with temozolomide alone had a p-value of 0.046, suggesting that there is a less than five in 100 chance that the statistical observation was caused by random chance.

  Toxicology

        In preparation for clinical development of TPI 287, we conducted toxicology studies in mice, rats and dogs to determine the maximum tolerated dose, which we refer to as MTD, for each animal species. In each of these studies, we observed side effects similar to those of other cytotoxic drugs. The initial dose in our Phase I clinical trials was determined by taking approximately one-tenth of the MTD in dogs, or seven milligrams per square meter of surface area of the subject.

Phase I Clinical Development

        We recently completed dosing in a Phase I clinical trial of TPI 287 and expect to complete dosing in another Phase I clinical trial during the second half of 2007. In our Phase I clinical trials, we have administered TPI 287 in patients with a wide range of tumor types, including tumors of the breast, prostate, kidney, colon, rectum and cervix, as well as cancer of the bone. We also expect to begin clinical trials on oral delivery of TPI 287 in the summer of 2007.

  IV Administration

        In May 2005, we began our first Phase I trial, which is ongoing. This trial is an open label, multi-center, dose-escalation trial designed to determine the MTD and evaluate the safety profile of TPI 287 administered intravenously once per week for three weeks in a four week treatment cycle. This trial is also designed to measure pharmacokinetic and pharmacodynamic profiles of TPI 287 in patients with tumors that have recurred or stopped responding to therapy. We continue treatment until the patient reaches a dose-limiting toxicity, demonstrates progressive disease, develops significant other illnesses or is taken off the study based on a decision by the patient or the clinical investigator. This trial is nearing completion and our preliminary data show side effects for TPI 287 similar to those of other cytotoxic drugs. We expect to present the data from this trial at a conference in June 2007.

        In January 2006, we began our second Phase I trial, with an alternative dosing schedule from our initial Phase I trial. This trial was an open label, multi-center, dose-escalation trial designed to determine the MTD and evaluate the safety profile of TPI 287 administered intravenously once every three weeks. The trial was also designed to determine the pharmacokinetic and pharmacodynamic profiles of TPI 287, as well as explore the anti-tumor activity, in patients with tumors that have recurred or stopped responding to therapy. We continued treatment until the patient reached a dose-limiting toxicity, demonstrated progressive disease, developed significant other illnesses or was taken off the study based on a decision by the patient or the clinical investigator. We expect to present the data from this trial at a conference in June 2007.

        In addition, we plan to begin a Phase Ib/II clinical trial to evaluate the safety of IV administration of TPI 287 in combination with temozolomide in patients with primary CNS tumors. We expect this study to begin in the second half of 2007.

  Oral Administration

        We believe that an effective, orally administered taxane could allow more effective delivery of therapy through optimization of drug level exposure over time. In addition, an oral formulation could be more convenient for patients and would allow more convenient combination with other orally administered drugs, provide more flexibility in dosing regimens and result in lower overall cost of administration than an IV therapy.

        TPI 287 has exhibited significant oral bioavailability and activity in animal models and we plan to begin to investigate its bioavailability and activity in humans. We expect to begin a Phase Ib/II pharmacokinetic clinical trial using an IV formulation of TPI 287 administered orally in the summer of 2007. We intend to compare the pharmacokinetics in patients treated with an IV formulation of TPI 287 orally and intravenously. This will be a randomized trial that will involve approximately eight patients per group in a patient population with multiple tumor types that have not responded to standard therapy. Each patient will either receive an initial oral dose of TPI 287 followed one week later by an IV dose or an initial IV dose of TPI 287 followed one week later by an oral dose. After an IV dose of TPI 287 in the third week of the trial, all patients will continue to receive TPI 287 once per week for three weeks in a four week treatment cycle.

        In this study, we will measure drug absorption and distribution in target tissues. We expect to begin this trial in the summer of 2007.

Phase II Clinical Development

        Overview.    Our Phase II clinical development program will focus on generating data relating to what we believe to be the differentiating characteristics of TPI 287 that could lead to advantages compared to currently marketed taxanes. We first intend to investigate the activity of TPI 287 in patients with tumors that are resistant to taxane therapy. We recently commenced enrollment in a Phase II clinical trial in patients with HRPC and also plan to conduct Phase II clinical trials in patients with primary cancers of the CNS that are generally protected by the blood-brain barrier, including GBM, and in patients with pancreatic cancer. We currently expect to begin each of these clinical trials before the end of 2007. We are also planning additional trials in other resistant tumor types, which may include breast and lung tumors.

        As a result of ongoing data collection, evaluation of new information and input from our investigators, advisory boards and key opinion leaders, we may terminate or modify the design of any of our proposed Phase II clinical trials. In addition, we may consider conducting additional Phase II clinical trials in other tumor types as a result of clinical information from ongoing or completed clinical trials.

  Prostate Cancer

  •
  Disease overview and current treatments. Prostate cancer forms in the prostate, a gland in the male reproductive system located near the bladder. Prostate cancer primarily afflicts men over the age of 40. While the five year survival rate of patients with prostate cancer is nearly 100%, the five year survival rate of patients with advanced stage prostate cancer is approximately 33%. If diagnosed early, prostate cancer can be completely cured in most men through surgery or radiation treatment. In later stages, prostate cancer is typically treated with hormones to block stimulation of cancer growth. However, if the disease progresses to HRPC despite hormone therapy, more aggressive therapy, such as chemotherapy, may be necessary. The taxane docetaxel is currently the most widely prescribed chemotherapy drug for the treatment of advanced stage prostate cancer, although the anthracycline mitoxantrone is also approved for this indication. These drugs are most commonly administered together with prednisone, a corticosteroid.

  •
  Market opportunity. Prostate cancer is the most common non-skin cancer among men in the United States, with over 1.0 million men currently diagnosed with the disease, and the second leading cause of cancer deaths in men in the United States. The American Cancer Society estimates that 218,890 men will be diagnosed with prostate cancer and that 27,050 men will die from the disease in the United States in 2007.

  •
  Trial Design. The primary objective of this clinical trial is to evaluate the response rate to TPI 287 in patients with HRPC who have had prior treatment with a taxane. The trial is designed as an open-label, multi-center trial with two groups of approximately 40 patients each. One group is comprised of patients who have progressive prostate cancer but who have previously received taxane therapy for over three months. We assume these patients have taxane-sensitive tumors that have developed taxane resistance. The second group is comprised of patients who have progressive prostate cancer but who have previously received taxane therapy for three months or less. We assume these patients have not responded to prior taxane therapy. In this trial, we are administering TPI 287 once every three weeks. We are measuring the response of the patients to treatment with TPI 287. We define a response as either a reduction in the level of the patients' prostate-specific antigen, or PSA, or by a protocol referred to as the "Response Evaluation Criteria in Solid Tumors" for patients with disease that can be measured by radiographic studies, such as a CT scan, or through magnetic resonance imaging. We are conducting this trial in two stages. In each group, we will evaluate the first 22 patients to determine if there is a beneficial effect in some patients before deciding whether to enroll the next 18 patients. We are also evaluating each patient's time to progression while on TPI 287, the duration of patient response to TPI 287 in those patients who have a response and the effect of TPI 287 on pain intensity in patients who reported pain at the beginning of the study. We will continue to monitor any adverse events related to the use of TPI 287 in this target patient population. In addition, we will evaluate original tumor biopsies and blood samples for genetic and protein markers to help to understand patients' response to TPI 287. We expect to complete this trial in the first half of 2008.

Glioblastoma Multiforme and Other Primary CNS Tumors

  •
  Disease overview and current treatments. Gliomas are tumors that form in the supportive tissue of the brain. GBM is the most common type of primary CNS tumor and is among the most difficult to treat. The five year survival rate of patients with GBM tumors is approximately 3%. Treatment of GBM usually involves surgery, which is typically followed by a combination of radiation and chemotherapy with temozolomide. Additional chemotherapy strategies may include use of carmustine. Agents that interfere with the development of blood vessels rather than tumors themselves, or anti-angiogenesis agents, have shown promise in combination with chemotherapy in studies conducted by third parties.

  •
  Market opportunity and current treatments. The American Cancer Society estimates that 20,500 people will be diagnosed with some form of primary CNS tumor and that 12,740 people will die from these tumors in the United States in 2007. Approximately 20% of all primary CNS tumors are GBM tumors.

  •
  Trial Design. We intend to conduct both a Phase II clinical trial in which we will administer TPI 287 alone and a Phase Ib/II clinical trial of TPI 287 in combination with temozolomide.

•
Phase II. The primary objective of this trial is to evaluate the six-month progression free survival, or PFS, of patients with GBM that has recurred or progressed following prior radiation and temozolomide therapy. PFS refers to the length of time between the start of study treatment and documentation of tumor progression. The trial is designed as an open-label, multi-center trial involving up to 50 patients. In this trial, we will administer TPI 287 once per week for three weeks in a four week treatment cycle. We will also evaluate any response to treatment with TPI 287. We will continue to evaluate adverse events related to the use of TPI 287 in this target patient population. We expect to begin this trial in the summer of 2007.

•
Phase Ib/II. The primary objective of this trial is to determine the MTD of the combination of TPI 287 and temozolomide in the treatment of patients with primary CNS tumors, which may include GBM, anaplastic astrocytomas and oligodendrogliomas that have recurred or progressed following prior temozolamide therapy. The trial is designed as an open-label, multi-center dose escalation trial involving up to 60 patients. We will also monitor the pharmacokinetics of both TPI 287 and temozolamide and evaluate any possible drug interactions by pharmacokinetic changes or safety effects. We will also evaluate any responses to treatment with TPI 287 in combination with temozolomide. We expect to begin this trial in the second half of 2007.

Pancreatic Cancer

  •
  Disease overview and current treatments. Pancreatic cancer is a tumor that forms in the pancreas, a small, thin gland located behind other organs in the abdomen. Pancreatic cancer is difficult to detect and diagnose due to a lack of noticeable symptoms of the disease in its early stages. The one year survival rate of patients with all stages of pancreatic cancer is approximately 26% and the five year survival rate is approximately 5%. For newly diagnosed patients who are eligible for surgical treatment of the disease, surgery is typically followed by a combination of radiation and chemotherapy. Patients whose disease has become inoperable because of extensive local spread of the disease receive a combination of radiation and chemotherapy. Advanced stage patients with more widespread or metastatic disease are generally treated with chemotherapy alone. In patients with inoperable cancer, therapy is only palliative, which means that it only slows the disease's progress rather than providing a cure. Gemcitabine is approved as the initial chemotherapy for patients with inoperable pancreatic cancer. Other drugs are only marginally effective, including fluoropyrimidine and Tarceva® (erlotinib).

  •
  Market opportunity. The American Cancer Society estimates that 37,170 people will be diagnosed with pancreatic cancer and that 33,370 people will die from the disease in the United States in 2007. Pancreatic cancer is the fourth leading cause of cancer deaths in the United States.

  •
  Trial Design. The primary objective of this trial is to evaluate the PFS in patients with pancreatic cancer on therapy with either TPI 287 or fluoropyrimidine. Patients must have tumors that have recurred or progressed following prior therapy using gemcitabine either alone or in combination with other agents. The trial is designed as a randomized, multi-center trial with two groups of approximately 100 patients each. We will administer TPI 287 once per week for three weeks in a four week treatment cycle. If we observe a specified number of deaths or instances of progression of the disease in patients, we will discontinue the trial if there is no statistically significant difference in PFS between TPI 287 and fluoropyrimidine. We will also evaluate any response to treatment with TPI 287 and will compare the adverse events in each target patient population. We expect to begin this trial in the second half of 2007.

Intellectual Property

        Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

        As of April 18, 2007, our patent rights relating to TPI 287 consist of six U.S. patent applications, as well as foreign counterparts to some of these patent applications. These applications disclose the composition of matter of TPI 287, the formulation of TPI 287 and the method of use of TPI 287 in the treatment of cancer. U.S. patents generally have a term of 20 years from the filing date of the earliest non-provisional application.

        Our patent position, like that of many biopharmaceutical companies, is generally uncertain and involves complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We cannot assure you that any of our patent applications will result in the issuance of any patents. We may rely, in some circumstances, on trade secrets to protect our technology. Despite our efforts to protect our proprietary technology and processes, trade secrets can be difficult to protect.

        In March 2007, we received an office action from the U.S. Patent and Trademark Office relating to one of our patent applications that makes claims to the composition of matter of TPI 287. In this action, the patent examiner rejected all of the pending claims of our patent application. We are preparing a response to this office action, which we expect to file before September 2007. We cannot predict the ultimate outcome of this office action. If the arguments in our response are not successful, some or all of the original claims in our patent application may have to be narrowed or may not issue at all. If this occurs, this patent application may not result in an issued patent or the patent, if issued, may not provide significant protection or competitive advantage with regard to TPI 287.

        For a full discussion of the risks relating to our intellectual property, see "Risk Factors—Risks Relating to Our Intellectual Property."

Government Regulation

        Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, approval, manufacturing, labeling, post-approval monitoring and reporting, packaging, promotion, storage, advertising, distribution, marketing and export and import of pharmaceutical products such as those we are developing. The process of obtaining regulatory approvals and the subsequent compliance with all applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

United States Government Regulation

        In the United States, the information that must be submitted to the U.S. Food and Drug Administration, or FDA, in order to obtain approval to market a new drug varies depending upon whether the drug is a new product the safety and efficacy of which have not previously been demonstrated in humans or a drug with active ingredients and certain other properties that are the same as those of a previously approved drug. A company with a product with safety and efficacy that have not previously been demonstrated in humans will be required to file a new drug application, or NDA.

        The NDA Approval Process.    In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and implementing regulations. Failure to comply with the applicable FDA requirements at any time during the product development process, approval process or after approval may result in administrative or judicial sanctions. These sanctions could include the FDA's imposition of a clinical hold on trials, refusal to approve pending applications, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us.

        The steps required before a drug product may be marketed in the United States generally include:

  •
  completion of preclinical laboratory tests, animal studies and formulation studies under the FDA's good laboratory practices regulations;

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  submission to the FDA of an investigational new drug application, or IND, for human clinical testing, which must become effective before human clinical trials may begin and which must include independent Institutional Review Board, or IRB, approval at each clinical site before the trials may be initiated;

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  performance of adequate and well-controlled clinical trials in accordance with good clinical practices to establish the safety and efficacy of the product for each indication for which approval is sought;

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  submission to the FDA of an NDA;

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  review by an FDA Advisory Committee, if applicable;

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  satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practices, or cGMP, to assure that the facility or facilities, methods and controls are adequate to assure the product's identity, strength, quality, purity and stability; and

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  FDA review and potential approval of the NDA.

        Preclinical tests include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and pharmacological activity of the product. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Preclinical testing will often continue after the IND is submitted. The IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about the conduct of the trials as outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. If these concerns or questions are unresolved, the FDA may choose to not allow the clinical trials to begin. In other words, submission of an IND may not result in the FDA allowing clinical trials to commence.

        Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each site at which the study is conducted must approve the protocol and any amendments. All research subjects must provide their informed consent in writing.

        Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Phase I trials usually involve the initial introduction of the investigational drug into healthy volunteers to evaluate the product's safety, dosage tolerance and pharmacokinetics and, if possible, to gain an early indication of its effectiveness.

        Phase II trials usually involve controlled trials in a limited patient population afflicted with a specified disease to:

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  evaluate dosage tolerance and optimal dosage;

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  identify possible adverse effects and safety risks; and

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  provide a preliminary evaluation of the efficacy of the drug for the specific indications being studied.

        Phase II trials are sometimes denoted by companies as Phase IIa or Phase IIb trials. Phase IIa trials typically represent the first human clinical trial of a drug candidate in a smaller patient population and are designed to provide earlier information on drug safety and efficacy. Phase IIb trials typically involve larger numbers of patients or longer durations of therapy and may involve comparison with placebo, standard treatments or other active comparators.

        Phase III trials usually further evaluate clinical efficacy and test further for safety in an expanded patient population. Phase III trials usually involve comparison with placebo, standard treatments or other active comparators. These trials are intended to establish the overall risk-benefit profile of the product and provide an adequate basis for physician labeling. Phase III trials are usually larger, more time consuming, more complex and more costly than Phase I and Phase II trials.

        Phase I, Phase II and Phase III testing may not be completed successfully within any specified period, if at all. Furthermore, the FDA, an IRB or we may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of research if the research is not being conducted in accordance with the IRB's requirements or if the research has been associated with unexpected serious harm to patients.

        Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical trials, together with other detailed information, including information on the chemistry, manufacture and composition of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. In most cases, the NDA must be accompanied by a substantial user fee. The FDA will initially review the NDA for completeness before it accepts the NDA for filing. The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency's threshold determination that the NDA is sufficiently complete to permit a substantive review. After the NDA is accepted for filing, the FDA reviews the NDA to determine, among other things, whether a product is safe and effective for its intended use and whether the product is being manufactured in accordance with cGMP to assure and preserve the product's identity, strength, quality, purity and stability.

        Under the Pediatric Research Equity Act of 2003, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

        Before approving an NDA, the FDA will inspect the facility or the facilities at which the product is manufactured. The FDA will not approve the product unless cGMP compliance is satisfactory. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it may refuse to approve the NDA or issue a not approvable letter. A not approvable letter outlines the deficiencies in the submission and often requires additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

        The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. Data obtained from clinical trials are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

        Post-Approval Requirements.    After regulatory approval of a product is obtained, we are required to comply with a number of post-approval requirements. For example, as a condition of approval of an NDA, the FDA may require post marketing testing, including Phase IV trials, and surveillance to monitor the product's safety or efficacy. In addition, holders of an approved NDA are required to report certain adverse reactions and production problems to the FDA, to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling for their products. The FDA strictly regulates the promotional claims that may be made about prescription drug products. In particular, a drug may not be promoted for uses that are not approved by the FDA as reflected in the product's approved labeling. In addition, the FDA requires substantiation of any claims of superiority of one product over another, including that such claims be proven by adequate and well-controlled head-to-head clinical trials. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes certain procedural, substantive and recordkeeping requirements. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

        We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our product candidates. Future FDA inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of previously unknown problems with a product, including new safety risks, or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product's approved labeling, including the addition of new warnings and contraindications and may require the conduct of further clinical investigations to support such changes. Also, new government requirements, including those resulting from new legislation, may be established that could delay or prevent regulatory approval of our products under development.

Regulation Outside the United States

        In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing clinical trials, marketing, commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of countries outside the United States before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement, among other things, vary greatly from country to country.

        To obtain regulatory approval of a drug under European Union regulatory systems, we may submit marketing authorizations either under a centralized or decentralized procedure. The centralized procedure, which is compulsory for medicines produced by certain biotechnological processes and optional for those which are highly innovative, provides for the grant of a single marketing authorization that is valid for all European Union member states. All marketing authorizations for products designated as orphan drugs must be granted in accordance with the centralized procedure. The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state, known as the reference member state. Under this procedure, an applicant submits an application, or dossier, and related materials including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state's assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to the public health, the disputed points may eventually be referred to the European Commission, whose decision is binding on all member states.

Pharmaceutical Pricing and Reimbursement

        In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third party payors. Third party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. These third party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare product candidates. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. Our product candidates may not be considered cost-effective. Adequate third party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

        In 2003, the United States government enacted legislation providing a partial prescription drug benefit for Medicare recipients, which became effective at the beginning of 2006. Government payment for some of the costs of prescription drugs may increase demand for any products for which we receive marketing approval. However, to obtain payments under this program, we will be required to sell products to Medicare recipients through drug procurement organizations operating pursuant to this legislation. These organizations will negotiate prices for our products, which are likely to be lower than we might otherwise obtain. Federal, state and local governments in the United States continue to consider legislation to limit the growth of healthcare costs, including the cost of prescription drugs.

Future legislation could limit payments for pharmaceuticals such as the drug candidates that we are developing.

        Different pricing and reimbursement schemes exist in other countries. In the European Community, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

        The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third party payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing.

Competition

        The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technologies, knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and other private and public research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

        Many of our competitors may have significantly greater financial resources and expertise than we do in research and development, preclinical testing, conducting clinical trials, obtaining regulatory approvals, manufacturing and marketing and distribution of approved products. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to or necessary for our programs or advantageous to our business.

        Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer or more effective, have fewer side effects, are more convenient or are less expensive than any products that we may develop. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours. In addition, our ability to compete may be affected because in some cases insurers or third party payors seek to encourage the use of generic products. In particular, generic versions of cancer treatments are widely available. This may have the effect of making branded products less attractive, from a cost perspective, to buyers. Several companies are also developing improved taxane analogues including Bristol-Myers Squibb Company, which is developing BMS 184476 and BMS 275183, and Sanofi-Aventis, which is developing XRP 6258 and XRP 9881. Companies developing or selling taxane products include Abbott Laboratories, Abraxis BioScience, Bristol-Myers Squibb, Daiichi Pharmaceutical Co., Sanofi-Aventis and Wyeth, each of which has significantly greater resources than we do.

        If TPI 287 is approved for the cancer indications that we are investigating, it will compete with currently marketed drugs and potentially with other product candidates that are currently in development for the same indications. The competition for TPI 287 includes the following:

Indication	Primary Competitors
Prostate cancer	Taxol® (paclitaxel) Taxotere® (docetaxel) Abraxane® (paclitaxel) Generic forms of paclitaxel
CNS tumors	Temodar® (temozolomide) BiCNU® (carmustine)
Pancreatic cancer	Gemzar® (gemcitabine) Xeloda® (5-fluorouracil) Tarceva® (erlotinib)

        The key competitive factors affecting the success of our product candidates are likely to be efficacy, safety, convenience and ease of administration, breadth of approved indications, price and availability of reimbursement.

Manufacturing

        We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of TPI 287. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates, including TPI 287, and any products that we may develop or acquire, other than small amounts of compounds that we synthesize ourselves for preclinical testing. To date, we have obtained our supply of the bulk drug substance for TPI 287 from one third-party manufacturer. We have engaged a second manufacturer to provide the fill and finish services for an IV formulation of TPI 287 that we are using in our ongoing clinical trials. We obtain our supplies of TPI 287 from these third party manufacturers pursuant to short term agreements that include specific supply timelines and volume expectations. If either of these manufacturers should become unavailable to us for any reason, we believe that there are a number of potential replacements, although we might incur some delay in identifying and qualifying such replacements. We believe that we currently have sufficient quantities of the TPI 287 bulk drug substance on hand to allow us to conduct our currently planned clinical trials for the next 12 months.

        TPI 287 is an organic compound of low molecular weight referred to as a small molecule. Small molecules generally are known for their ease of synthesis and reasonable cost of their starting materials. TPI 287 is manufactured in reliable and reproducible synthetic processes from readily available starting materials. Although one of the intermediate raw materials for TPI 287 is manufactured by a contractor using proprietary technology, we believe that we have purchased a sufficient quantity of this intermediate raw material to allow us to produce enough TPI 287 bulk drug substance to complete our currently planned Phase II clinical trials. The chemistry of TPI 287 is amenable to scale up and does not require unusual equipment in the manufacturing process. We expect to continue to develop drug candidates that can be produced cost-effectively at contract manufacturing facilities. For example, we have identified multiple vendors capable of performing fill and finish services for an oral formulation of TPI 287.

Employees

        As of December 2006, we had 32 full-time employees and six part-time employees, including a total of nine employees with Ph.D. or M.D. degrees. Of our workforce, 23 employees are engaged in drug development. We believe that our relations with our employees are good. None of our employees is represented by labor unions or covered by collective bargaining agreements. In addition, we contract with outside consultants for services relating to our drug development programs.

Properties

        The following table sets forth information regarding our leased facilities:

Location	Approximate Square Feet	Use	Lease Expiration Date
Boulder, Colorado	29,000	Future office and laboratory space(1)	November 1, 2012
Boulder, Colorado	16,000	Office and laboratory space	February 1, 2008
Roseland, New Jersey	2,300	Office space	December 31, 2008
Boulder, Colorado	2,121	Laboratory space	September 30, 2007
New York, New York	850	Office space	Month-to-month

(1)
In March 2007, we entered into a five year lease covering this space, into which we plan to consolidate our Colorado-based administrative and research and development facilities. We plan to take possession on November 1, 2007 in order to make necessary renovations.

        We also own five acres of undeveloped land in Longmont, Colorado which we account for as other assets.

        We believe that these existing facilities are adequate to meet current foreseeable requirements or that suitable additional or substitute space will be available on commercially reasonable terms.

Legal Proceedings

        We currently are in arbitration through the American Arbitration Association with the assignor of certain patents and patent applications relating to pharmaceutical formulations containing Vitamin E. The arbitration began in November 2005 in Boulder, Colorado. We licensed these patent applications in 1998. The licensor claims that we have failed in our obligation to develop the technology and is demanding the patents be returned. We have denied this claim and have alleged that the licensor committed fraud in inducing us to enter into the license agreement. We are seeking unspecified damages against the licensor.

        We agreed to employ Donald H. Picker, Ph.D., as our president in December 2006. Prior to joining our company, Dr. Picker had served as Executive Vice President of Research and Development of Callisto Pharmaceuticals, Inc. In December 2006, Callisto filed a complaint in the Supreme Court of New York, County of New York, relating to our employment of Dr. Picker. The suit names Tapestry and two of our officers, Leonard Shaykin and Kai Larson, as defendants. In its complaint, Callisto alleges breaches of a confidentiality agreement between Callisto and Tapestry and interference with Dr. Picker's contractual relationship with Callisto. Callisto seeks unspecified actual and punitive damages. We believe these claims are without merit and we are vigorously defending against them.

        Dr. Steven K. Carter, a member of our board of directors, is also a director of Callisto and was deposed in connection with this suit. We have reimbursed Dr. Carter's costs in connection with this deposition.

MANAGEMENT

Executive Officers and Directors

        Our executive officers and directors and their respective ages and positions as of March 28, 2007 are as follows:

Name	Age	Position
Leonard P. Shaykin	63	Chairman of our Board and Chief Executive Officer
Donald H. Picker	61	President
Martin Batt	64	Senior Vice President and Chief Operating Officer
Gordon H. Link, Jr.	53	Senior Vice President and Chief Financial Officer
Kai P. Larson	42	Vice President and General Counsel
Stephen K. Carter	68	Director
George M. Gould	69	Director
Arthur H. Hayes, Jr.	72	Director
Elliot M. Maza	51	Director
The Honorable Richard N. Perle	64	Director
Patricia A. Pilia	57	Director
Robert E. Pollack	66	Director

        Our executive officers are appointed by and serve at the discretion of our board of directors. There are no family relationships between any of our directors or executive officers.

        Leonard P. Shaykin has served as the Chairman of our board of directors since 1993 and as our Chief Executive Officer since 1999. In 1995, Mr. Shaykin founded Shaykin & Co., LLC, a private investment and management company. Prior to founding Shaykin & Co., Mr. Shaykin was a managing partner of Adler & Shaykin, an investment partnership organized to sponsor management leveraged buyouts. Prior to that, Mr. Shaykin was Vice President, Director and a member of the investment committee of Citicorp Venture Capital, Ltd. and Citicorp Capital Investors, Inc., the venture capital and equity investment subsidiaries of Citicorp and Citibank. Mr. Shaykin is a trustee of The Jackson Laboratory, a not-for-profit genetic research institute; a member of the board of directors of Trireme Systems, Ltd., a private company that provides integrated tracking and surveillance technology solutions for the commercial and security needs of businesses and government agencies; a member of the board of the American Friends of the University of Sussex, Brighton, UK; and a member of the advisory board of the American Center for Democracy. Mr. Shaykin received a B.A. and an M.A. from the University of Chicago and an M.B.A. from the University of Chicago Graduate School of Business.

        Donald H. Picker, Ph.D., has served as our President since January 2007. Prior to joining us, from May 2003 to December 2006, Mr. Picker was Executive Vice President of Research and Development of Callisto Pharmaceuticals, Inc. From 1999 to 2003, Mr. Picker was Chief Executive Officer and President and a member of the board of directors of Synergy Pharmaceuticals Inc. Prior to that, Mr. Picker served as President and Chief Operating Officer of LXR Biotechnology Inc. and as Senior Vice President of Research and Development at Genta Inc. Mr. Picker is a member of the board of directors of Xenomics Inc., a public DNA diagnostic company he co-founded in 2004. He also co-founded Fermavir Pharmaceuticals, Inc., a public biopharmaceutical company specializing in infectious diseases, in 2005. Mr. Picker received a B.S. in chemistry from Brooklyn Polytechnic Institute and a Ph.D. in organic chemistry from the State University of New York at Albany.

        Martin Batt has served as our Senior Vice President, Chief Operating Officer since April 2005. Previously, he served as our Vice President, Chief Operating Officer from July 2004 to April 2005 and as our Chief Information Officer from 2002 to July 2004. Prior to joining us, Mr. Batt was a partner in the consulting firm of Grisanti, Galef & Goldress, Inc., which specializes in operating and reviving distressed companies by providing leadership in senior executive positions. Prior to that, Mr. Batt served in various information technology positions at U. S. Steel Corporation. Mr. Batt received a B.S. from Point Park College.

        Gordon H. Link, Jr. has served as our Senior Vice President and Chief Financial Officer since 2002. Previously, he served as the President of our Genomics Division from 2000 to 2002 and as our Vice President and Chief Financial Officer from 1993 to 2002. Prior to joining us, Mr. Link served as Corporate Controller of Synergen, Inc., Treasurer of the Syntex-Synergen Neuroscience Joint Venture, Treasurer of Synergen Development Corporation and Audit Manager with Deloitte & Touche USA LLP. He is a certified public accountant (inactive) and a certified management accountant. Mr. Link received a B.S. from Rensselaer Polytechnic Institute and a B.A. in accounting from Metropolitan State College. He also attended the graduate school of the University of Denver.

        Kai P. Larson, Esq., has served as our Vice President and General Counsel since 1999. Previously, he served as our Director of Legal Affairs from 1994 to 1999. Prior to joining us, Mr. Larson was as an attorney in the New York office of Kirkland & Ellis LLP. Mr. Larson received a B.A. from Brigham Young University and a J.D. from Columbia University School of Law.

        Stephen K. Carter, M.D., has served as a member of our board of directors since March 2004. He has been a consultant in the pharmaceutical industry since 1997. Dr. Carter is a member of the board of directors of Alfacell Corporation, Callisto Pharmaceuticals, Inc., Celator Technologies, Inc., Cytogen Corporation, Emisphere Technologies, Inc. and Vion Pharmaceuticals, Inc. In addition, Dr. Carter has served as consultant to and Senior Vice President of Clinical and Regulatory Affiars at SUGEN Inc. He has also served as Senior Vice President, Research and Development at Boehringer Ingelheim Pharmaceuticals, Inc. and Senior Vice President, Worldwide Clinical Research and Development at Bristol-Myers Squibb Co. Dr. Carter is a former Deputy Director at the National Cancer Institute's Division of Cancer Treatment and is a member of the American Society of Clinical Oncology. Dr. Carter received an A.B. from Columbia College and an M.D. from New York Medical College.

        George M. Gould, Esq., has served as a member of our board of directors since January 2003. He has served as Of Counsel to the law firm of Gibbons P.C. since 1996. Mr. Gould is a member of the board of directors of Angiogenex, Inc. and Supratek Pharma Inc. Mr. Gould has also served as a Senior Vice President of PharmaGenics, Inc. and Vice President, Licensing & Corporate Development and Chief Patent Counsel for Hoffmann-La Roche Inc. Mr. Gould received a B.A. in organic chemistry from The Johns Hopkins University, a J.D. from Columbia University School of Law and an L.L.M. from New York University School of Law. He also attended the New York University Graduate School of Chemistry.

        Arthur H. Hayes, Jr., M.D., has served as a member of our board of directors since 1996. He was President and Chief Operating Officer of MediScience Associates, Inc., a pharmaceutical consulting company, from 1991 until December 2005. In addition, Dr. Hayes has served as a Professor of Medicine at New York Medical College and Pennsylvania State University College of Medicine; Commissioner of the United States Food and Drug Administration; President and Chief Executive Officer and a member of the board of directors of EM Pharmaceuticals, Inc.; Provost and Dean at New York Medical College; Director of the Institute of Human Values in Medical Ethics, International Health; and Director and Chairman of the Department of Biomedical Sciences. Dr. Hayes has also held several other posts with Pennsylvania State University, including Dean of Admissions and Director of the Division of Clinical Pharmacology. Dr. Hayes currently serves on the board of directors of Myriad Genetics, Inc. and Celgene Corporation. Dr. Hayes received a B.A. from Santa Clara University and an M.S. from Oxford University, where he was a Rhodes Scholar. Dr. Hayes received an M.D. from Cornell University Medical College and attended Cornell's Graduate School of Medical Sciences, Department of Pharmacology.

        Elliot M. Maza, has served as a member of our board of directors since December 2004. Since May 2006, Mr. Maza has served as President and Chief Financial Officer of Intellect Neurosciences, Inc., a biopharmaceutical company specializing in the research and development of drugs to treat Alzheimer's disease and other major disorders of the central nervous system. From December 2003 to May 2006, Mr. Maza was Chief Financial Officer of Emisphere Technologies, Inc., a public biopharmaceutical company specializing in oral drug delivery. From March 1999 to December 2003, he was a partner at Ernst & Young LLP. Prior to that, Mr. Maza held various positions at Goldman Sachs & Co., J.P. Morgan Securities, Inc. and the law firm of Sullivan & Cromwell LLP. He is a certified public accountant. Mr. Maza received a B.A. in accounting from Touro College and a J.D. from the University of Pennsylvania Law School.

        The Honorable Richard N. Perle has served as a member of our board of directors since July 2000. He has served as a fellow at the American Enterprise Institute since 1987. Mr. Perle is also a director of Autonomy, plc. From 1981 to 1987, Mr. Perle served as the United States Assistant Secretary of Defense for International Security Policy. He received a B.A. from the University of Southern California and an M.A. from Princeton University. Mr. Perle also attended the London School of Economics and completed various fellowships at Princeton University, the Ford Foundation and the American Council of Learned Societies.

        Patricia A. Pilia, Ph.D., has served as a member of our board of directors since our inception in 1991. Her term expires at our 2007 annual meeting of stockholders and she will not be standing for reelection. She is a co-founder of our company as well as one of our predecessor companies, Pacific Biotechnology, Inc. In addition, she was an officer from 1991 until February 2006, serving in various capacities including Executive Vice President, Vice President of BioResearch and Toxicology, Secretary, and the head of various departments. Prior to joining us, Dr. Pilia served as Assistant Professor of Pathology in the Colleges of Medicine, Dental Medicine and Graduate Studies at the Medical University of South Carolina and as the Assistant Director of the Immunopathology Diagnostic and Research Laboratories. Dr. Pilia is a member of the board of trustees of Rosemont College and the Academic Affairs Committee as well as Vice Chairman of the Development Committee. Currently, she is a member of the board of directors and consults for Regulus Pharmaceuticals, Inc., a regulatory consulting firm, and Sequoyah Consulting, a pharmaceutical and business development company. Dr. Pilia also sits on the advisory board of AZOS, an artificial intelligence and communications development company. Dr. Pilia received a B.S. from Boston University and a M.S. and a Ph.D. from the Medical University of South Carolina.

        Robert E. Pollack, Ph.D., has served as a member of our board of directors since July 2000. He is currently a Professor of Biological Sciences, Adjunct Professor of Environmental, Ecological and Evolutionary Biology and Lecturer in Psychiatry at the Center for Psychoanalytic Training and Research at Columbia University. In addition, Dr. Pollack is a Director of the Center for the Study of Science and Religion at Columbia University and an Adjunct Professor of Science and Religion at Union Theological Seminary. He has served as Professor of Biological Sciences at Columbia University and Dean of Columbia College. He received the Alexander Hamilton Medal from Columbia University and has held a Guggenheim Fellowship. Dr. Pollack currently serves on the advisory board of the John Templeton Foundation and as a Senior Consultant for the Director, Program of Dialogue on Science, Ethics and Religion, American Association for the Advancement of Science. Dr. Pollack received a B.A. in physics from Columbia University and a Ph.D. in biology from Brandeis University.

Board Composition and Committees

        Our board of directors is divided into three classes, with one class being elected each year and members of each class serving for staggered three-year terms. Each class consists, as nearly as possible, of one-third of the total number of directors. Our board of directors currently has eight members, two of whom are class II directors, with terms expiring at our 2007 annual meeting of stockholders, three of whom are class III directors, with terms expiring at our 2008 annual meeting of stockholders, and three of whom are class I directors, with terms expiring at our 2009 annual meeting of stockholders. Dr. Pilia, who currently serves as a class II director, will not be standing for reelection at our 2007 annual meeting.

        One of the investors that acquired shares of our common stock and warrants to purchase shares of our common stock in our 2006 private placement, Special Situations Fund III, L.P., has the right, which it has not exercised, to designate up to two persons for election to our board of directors, so long as Special Situations Fund III or one or more of its affiliates continues to beneficially own at least 1.25 million shares of our common stock. Upon such designation, we are obligated to use commercially reasonable efforts to cause the designated persons to be elected to our board of directors. So long as Special Situations Fund III has the right to appoint designees to our board of directors, we have agreed to not increase the number of directors constituting our board of directors without the prior written approval of Special Situations Fund III.

        Our board of directors has four standing committees: an audit committee, a compensation committee, a nominating and corporate governance committee and a research and development committee. Our board of directors has determined that each of Dr. Carter, Mr. Gould, Dr. Hayes, Mr. Maza, Mr. Perle and Dr. Pollack is independent under the applicable rules of the NASDAQ Stock Market, including in the case of each member of the audit committee, the independence requirements contemplated by Rule 10a-3 under the Securities Exchange Act of 1934, as amended, and that each of these directors is free of any relationship that would interfere with his or her individual exercise of independent judgment with regard to our company.

Audit Committee

        The audit committee assists our board of directors in monitoring our corporate accounting and financial reporting processes and audits of our financial statements. In particular, it is responsible for overseeing the qualifications, performance and independence of our independent auditors and our compliance with legal and regulatory requirements. The audit committee also reviews and discusses our annual audited financial statements with management and the independent auditors. In addition, it makes recommendations to our board of directors regarding whether the audited financial statements should be included in our annual report on Form 10-K. Furthermore, it reviews and discusses our quarterly financial statements and the independent auditor's review of such statements with management and the independent auditors prior to the filing of our quarterly reports on Form 10-Q.

        With respect to oversight of our independent auditors, the audit committee evaluates their qualifications and performance, determines and approves their engagement, assesses whether to retain or terminate them, reviews and approves their performance of any proposed permissible non-audit services and monitors the rotation of partners of the independent auditors on our audit engagement team as required by law.

        With respect to our compliance with legal and regulatory requirements, the audit committee confers with management and the independent auditors regarding the effectiveness of our internal controls over financial reporting. It also establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints and confidential and anonymous submissions by employees regarding questionable accounting or auditing matters. The audit committee is also responsible for reviewing and approving all "related person transactions," as required by law.

        Three directors comprise the audit committee: Mr. Gould, Mr. Maza and Mr. Perle. Mr. Maza currently serves as chair of the audit committee. Our board of directors has determined that Mr. Maza qualifies as an "audit committee financial expert," as defined in applicable rules of the Securities and Exchange Commission, or SEC.

Compensation Committee

        The compensation committee assists our board of directors in matters related to compensation of our executive officers and directors. In particular, the compensation committee reviews and approves the compensation of our individual executive officers and directors and corporate performance goals and objectives relevant to the compensation of our executive officers. It also reviews and makes recommendations to our board of directors concerning executive and director compensation policies and practices.

        More generally, the compensation committee administers our various stock option and incentive plans. It also assists our board of directors in the evaluation of potential candidates for executive positions and makes recommendations concerning any employment contract or severance arrangements. Furthermore, the compensation committee works with management and our board of directors in matters concerning organizational development and succession planning of officers.

        Four directors comprise the compensation committee: Mr. Gould, Mr. Maza, Dr. Pollack and Dr. Carter. Dr. Pollack currently serves as chair of the compensation committee.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee is responsible for matters related to identifying new members of our board of directors and overseeing corporate governance. In particular, it identifies and reviews the qualifications of persons identified as prospective nominees for director. It also recommends nominees to our board of directors to be submitted to stockholders for election at our annual meeting or to fill vacancies and newly created directorships. This committee also makes recommendations regarding the appropriate size, function, needs and composition of our board of directors and its committees. Furthermore, it reviews our board of directors' committee structure and recommends to our board of directors individuals to serve as members of each committee. Finally, the nominating and corporate governance committee reviews, recommends and periodically re-examines our corporate governance practices and policies.

        Two directors comprise our nominating and corporate governance committee: Mr. Gould and Dr. Hayes.

Research and Development Committee

        The research and development committee assists our board of directors in reviewing our research and development activities. It also makes recommendations to our board of directors on such matters, including allocation of our resources among particular research and development programs or activities. The research and development committee also assists our board of directors in evaluating and reviewing new development and product opportunities and potential licenses or acquisitions of third-party products or technology. Four directors comprise the research and development committee: Dr. Carter, Dr. Hayes, Dr. Pilia and Dr. Pollack. Dr. Carter and Dr. Pollack currently serve as co-chairs of the research and development committee.

Compensation Committee Interlocks and Insider Participation

        During the year ended December 27, 2006, our compensation committee consisted of Dr. Pollack (chair), Dr. Carter, Mr. Maza and Mr. Gould. Dr. Pollack currently serves as the chair of our compensation committee. None of our executive officers serve as a member of the board of directors or of the compensation committee, or other committee serving a similar function, of any entity that has one or more executive officers who serve on our board of directors or compensation committee. None of the members of our compensation committee has ever been an employee of our company.

Compensation Discussion and Analysis

Overview

        The compensation committee of our board of directors is responsible for implementing an executive compensation strategy that will aid us in achieving our goals. To this end, the compensation committee seeks to award compensation in a manner that will motivate and reward management, while remaining consistent with our stage of development. In addition, the compensation committee understands that compensation policies affect our ability to recruit and retain qualified employees. To meet these objectives, the compensation committee determinates the allocation of total compensation among a mix of salary, bonus and equity incentives for each executive officer based on the criteria described below.

The Compensation Review Process

        The compensation committee uses a number of criteria when determining executive compensation. The compensation committee evaluates our performance as a company, the individual performance of the applicable executive and compensation benchmarks at comparable companies. Historically, compensation decisions have been made in the fourth quarter of each year, and have taken into account the factors described below and our overall financial condition at such time.

        Company Performance.    As a development stage biopharmaceutical company with no commercial products, our primary goal is to advance TPI 287 and any other product candidates we may develop or acquire through the clinical trial process and obtain the regulatory approvals necessary to permit it to be marketed. Because we currently have no revenue, another important goal is to secure funding for the further development of these product candidates. The compensation committee assesses the performance of management with respect to these goals through regular activities of our board of directors and its committees. For example, members of the compensation committee also serve as members and chairs of committees of our board of directors, including the research and development committee, the audit committee and any ad hoc committees charged with tasks such as finance. As such, they attend regular meetings of our board of directors and its committees and interact with persons both inside and outside of our company, including our accountants, consultants, attorneys and advisors. Members are then able to report back to the entire compensation committee regarding the performance of management based upon their knowledge gained through these activities. The compensation committee may at the beginning of, during, or at the end of a given year in its discretion set particular milestones related to the achievement of our goals during that year and evaluate our performance in light of such milestones.

        For 2006, we achieved a number of key performance milestones that were identified by the members of the compensation committee during the course of the year, including the successful closing of our 2006 private placement, substantial progress in Phase I clinical trials and preparing for the initiation of Phase II clinical trials. In addition to achieving these milestones, we made important advancements in process development, formulation development and discovery and preclinical development of additional drug candidates and implemented significant cost-cutting measures. Consequently, the compensation committee believes that our progress during 2006 was consistent with the expectations of our board of directors and represents a significant achievement by management.

        Individual Performance.    We would be unable to accomplish any of our corporate goals without the contributions of individual executive officers. The compensation committee strives to motivate and reward individual contribution to our efforts and accomplishments. It directly assesses the performance of our chief executive officer and his contribution to our activities. For example, the compensation committee meets periodically with the chief executive officer throughout the year to discuss his and our company's activities, goals and performance. Additionally, the compensation committee meets in executive session to discuss the chief executive officer's performance and compensation related to such performance. When making executive compensation decisions for other executive officers, the compensation committee relies upon an informal performance assessment and compensation recommendation from the chief executive officer, as well as interactions members of the committee have with those officers. After considering these factors, the compensation committee then uses its discretion in making compensation decisions.

        Benchmarking.    The compensation committee reviews annually executive compensation reports, such as the Radford Biotechnology Survey published by Aon Consulting, Inc., which summarize compensation practices in the biotechnology and life sciences industries. These reports also contain information about base salary and bonuses for comparable companies in the biotechnology and life sciences industries. The compensation committee uses this information to assess the competitive compensation environment and to compare proposed compensation awards for our executives officers against compensation paid by other companies.

Elements of Executive Compensation

        To meet the objectives for our compensation program, the compensation committee determines the allocation of total compensation among a mix of base salary, cash bonus and equity incentives for each executive officer.

        Base Salary.    The compensation committee sets base salaries for our executive officers after reviewing compensation at comparable companies based on the compensation reports described above. For 2007, base salaries for our five most highly compensated executive officers were not increased from their 2006 levels.

        Bonuses.    We pay annual bonuses to our executive officers. The annual bonuses are intended to compensate our executive officers for their performance over the past year and are awarded at the discretion of the compensation committee. When determining the amount of an individual officer's bonus, the compensation committee takes into account its assessment of that individual's contribution to our efforts and achievement of corporate goals as well as our financial condition. During 2006, the executive officers spent the majority of their time and efforts on our drug development efforts, reducing of drug manufacturing costs and obtaining financing. Given the substantial completion of our Phase I clinical trials, the preparations undertaken to initiate Phase II clinical trials and the successful completion of our 2006 private placement, the compensation committee awarded bonuses for each executive officer who served as such during the entire year.

        Equity-based Incentives.    We have a long history of granting equity-based incentives to management. The compensation committee believes that providing management with equity incentives is an effective method to motivate them to contribute to the long-term value of our common stock. As such, equity-based incentives align the interests of management and our stockholders and provide an incentive for future performance. Traditionally, the compensation committee has favored stock options over other forms of equity compensation due to the more favorable tax treatment for employees.

        In late 2005 and early 2006, we faced a confluence of circumstances that prompted the compensation committee to propose action with regard to both past and future stock option grants. Most of our outstanding options were granted and priced at a time when we were focused on the paclitaxel manufacturing business, which proved to be much less profitable than anticipated. With the approval of our stockholders, we sold the paclitaxel manufacturing business in 2003. Since the sale, we have transitioned from a raw material manufacturer into a biopharmaceutical company focused on developing proprietary drugs. As a result, our goals, challenges, risks and operations changed significantly. Moreover, the trading price of our common stock decreased significantly after the sale of the paclitaxel business. Because almost all of our outstanding stock options had exercise prices much higher than the trading price of our common stock, our stock options no longer provided significant incentive for option holders.

        As a result of these circumstances, the compensation committee determined that it would be appropriate to reduce the exercise price of most outstanding stock options to an amount more likely to provide an incentive to option holders. In addition, the compensation committee decided to establish a new equity incentive plan from which options could be granted for the benefit of employees in the future. On February 8, 2006, our board of directors approved, subject to stockholder approval, the amendment of options held by then current directors, officers, employees and consultants under our existing equity incentive plans, provided these individuals continued to provide services to us, to reduce the exercise price of these options to $4.02, which was the average of the closing sale prices of our common stock on the NASDAQ Capital Market on the fourth through eighth trading days following our announcement that we had entered into an agreement for a private placement of our common stock. We received stockholder approval of both the repricing and an amendment to our bylaws to permit the repricing on April 4, 2006. While the shares issued in our 2006 private placement transaction did not vote on the repricing or bylaw amendment, our agreement with the investors in the private placement expressly permitted the repricing.

        In 2006, our board of directors adopted and our stockholders approved our 2006 equity incentive plan that made available a number of shares equal to 20% of the number of shares of our common stock, calculated on a fully diluted basis, as permitted by the terms of our 2006 private placement. The compensation committee also granted new options to purchase shares of common stock to certain of our employees, including our executive officers under our 2006 equity incentive plan. Options granted under our 2006 equity incentive plan will fully vest and become exercisable five years after the grant date and expire ten years after the grant date. Each option is subject to accelerated vesting based on and subject to future increases in the trading price of our common stock. The compensation committee chose to implement this accelerated vesting arrangement so as to more closely align the interests of our stockholders and management by ensuring that management will only enjoy the benefits of vesting acceleration if the stockholders have been rewarded by an increase in the value of their shares.

        We have a share retention policy that has been applicable to our key employees, executive officers and directors since 2003. The purpose is to align more closely the interests of these persons with those of our stockholders. In accordance with the share retention policy, these persons may not sell more than 50% of vested shares granted pursuant to an option or restricted share grant while still employed by us or serving as a director. The policy applies to grants of options and restricted stock made after the date the policy was adopted. The compensation committee may waive compliance with the policy if compliance would create a significant hardship for any option recipient.

Compensation of Executive Officers

        Chief Executive Officer.    The compensation for Leonard Shaykin, our Chief Executive Officer, was based upon the same procedures and criteria as described above relating to executive compensation in general. In determining Mr. Shaykin's total compensation, the compensation committee subjectively evaluated such factors as his performance and contribution to the attainment of our corporate goals. Our 2006 corporate goals were generally to progress in our drug development efforts related to TPI 287 and to secure significant financing to support such continued progress. In 2006, Mr. Shaykin was primarily responsible for directing the development of TPI 287. In addition, Mr. Shaykin was primarily responsible for locating investors and negotiating the terms of our 2006 private placement. The compensation committee considers Mr. Shaykin's contribution to be significant given the difficult nature of the equity markets at the time our 2006 private placement was effected and the challenges in obtaining financing for early stage biopharmaceutical companies.

        The compensation committee believes that Mr. Shaykin's contribution to our company and its activities has been and continues to be vital and substantial. Consequently, the compensation committee awarded Mr. Shaykin a cash bonus of $350,000 for 2006. Furthermore, the compensation committee, subject to stockholder approval, amended Mr. Shaykin's outstanding stock options to reduce their exercise price and also granted new stock options under our 2006 equity incentive plan. As a result of these actions, options to acquire 122,500 shares of common stock were repriced and options to acquire 1,492,112 shares of common stock were granted to Mr. Shaykin during 2006.

        In determining the number of stock options to be granted, the compensation committee determined that an appropriate equity-based award to a chief executive officer for a development stage company would be structured so as to bring such executive's fully diluted ownership within a range of 5% to 10% of outstanding shares. Consequently, the compensation committee granted to Mr. Shaykin stock options under our 2006 equity incentive plan such that he holds directly or has the right to acquire approximately 7% of the shares of our common stock determined on a fully diluted basis.

        The compensation committee has reviewed all components of our chief executive officer compensation, including salary, bonus and equity-based incentive compensation and determined that the chief executive officer's total compensation, including any potential payouts due in the case of the severance and change-in-control scenarios discussed below, is reasonable.

        Other Executive Officers.    In considering compensation for the other executive officers, the compensation committee relied on informal performance assessments by our Chief Executive Officer, interactions with the executives and recommendations from our Chief Executive Officer. The compensation committee recognizes that our senior management team played a significant role in achieving our important milestones during 2006, particularly our successful 2006 private placement and substantial completion of our Phase I clinical trials. The compensation committee therefore rewarded them with the bonuses and equity compensation as set forth in the Summary Compensation Table.

Severance Benefits

        We have employment agreements with Mr. Shaykin, Mr. Picker, Mr. Batt, Mr. Link and Mr. Larson that provide for payments to and continuation of specified benefits for each such employee if their employment is terminated by us without cause, or by the employee for good reason. The maximum cash amounts that would be paid to each such employee under his employment agreement in the circumstances described are as follows: Mr. Shaykin, $1,387,500; Mr. Picker, $300,000; Mr. Batt, $270,000; Mr. Link $660,000; and Mr. Larson, $605,000. In connection with the appointment of Mr. Picker as our President, a question arose as to whether Mr. Batt's duties changed in a way that would permit him to terminate his employment for good reason. To resolve this issue and as an inducement to Mr. Batt to continue his employment with us until at least December 31, 2008, we amended Mr. Batt's employment agreement to provide that the termination of the agreement by Mr. Batt at any time on or after December 31, 2008 would constitute good reason for purposes thereof and thereby entitle Mr. Batt to the receipt of his full severance benefits under his employment agreement, including accelerated vesting of outstanding stock options.

        The employment agreements with Mr. Shaykin, Mr. Link and Mr. Larson also provide that in the event we undergo or anticipate a change of control, including the sale of substantially all of our assets, and either we terminate these individual's employment without cause or the individual terminates his employment for good reason, then we must make certain payments. Our 2006 private placement was deemed a change of control under our employment agreements with Mr. Shaykin, Mr. Link and Mr. Larson. Each of these executives waived, subject to specified conditions, any requirement that a minimum annual bonus be paid following our 2006 private placement. If the conditions to the waiver are not satisfied, the failure to be paid the minimum annual bonus would constitute good reason for the employee to terminate his employment and receive the benefits described above.

        We terminated the employment of Patricia Pilia with our company in February 2006 without cause. Under the terms of her employment agreement, we paid Dr. Pilia $646,250, representing 275% of her base salary, plus approximately $39,400 for accrued but unpaid salary and vacation. We will also pay for health and other benefits for up to 18 months following termination of her employment as required by the agreement. Dr. Pilia remains one of our directors until our 2007 annual meeting of stockholders, and she will not be standing for reelection.

        A full description of the severance and change of control arrangements that we have entered into with each of our executive officers is set forth below under "Potential Payments Upon Termination or Change of Control." We believe these severance and change of control benefits are an essential element of our executive compensation package and assist us in recruiting and retaining talented individuals.

Employee Benefits

        We provide standard employee benefits to all of our employees. Benefits available to executive and nonexecutive employees include health insurance, vacation, disability insurance, life insurance and participation in our 401(k) and employee stock ownership plans and employee stock option program. The cost of participation in our benefits programs is borne partially by the employees, including executives. The compensation committee believes that providing these standard employee benefits is necessary in order to attract and retain qualified employees.

Perquisites

        We do not provide significant perquisites or personal benefits to any employees, including executive officers, and have no current plans to do so.

Summary Compensation Table

        The following table sets forth information regarding compensation earned during the fiscal year ended December 27, 2006, by our Chief Executive Officer, our Chief Financial Officer, our two other executive officers who were serving as such at the end of the fiscal year ended December 27, 2006 and one former executive officer. We refer to these individuals as our named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)		All Other Compensation ($)(2)	Total ($)
Leonard P. Shaykin Chairman of our Board and Chief Executive Officer	2006	$370,000	$350,000	$1,066,057	(3)	$26,856	$1,812,913
Martin M. Batt Senior Vice President and Chief Operating Officer	2006	270,000	140,000	296,054	(4)	26,856	732,910
Gordon H. Link Senior Vice President and Chief Financial Officer	2006	240,000	133,333	384,470	(5)	26,856	784,659
Kai P. Larson Vice President and General Counsel	2006	220,000	113,333	251,153	(6)	26,856	611,342

Patricia A. Pilia Former Executive Vice President and Secretary	2006	75,557	—	269,394	(7)	679,208	(8)	1,024,159

(1)
The amounts in the "Option Awards" column reflect the aggregate compensation cost for the fiscal year ended December 27, 2006 for stock options, including those repriced during the year, and are in each case calculated in accordance with SFAS 123(R) using the modified prospective transition method and a Black-Scholes valuation model disregarding the estimate of forfeitures related to service-based vesting conditions. See note 1 to our consolidated financial statements included at the end of this prospectus for a discussion of assumptions made in determining the grant date fair value and compensation cost of our option awards.

(2)
Except as set forth in footnote 8 below, the amounts in the "All Other Compensation" column reflect contributions of common stock to our employee stock ownership plan valued at fair market value as of the date of the contribution for each of our named executive officers.

(3)
Includes compensation expense of $130,862 as a result of the repricing of options to acquire 122,500 shares of common stock with a weighted average exercise price per share of $42.77 held by Mr. Shaykin to an exercise price of $4.02 per share.

(4)
Includes compensation expense of $4,996 as a result of the repricing of options to acquire 21,500 shares of common stock with a weighted average exercise price per share of $16.19 held by Mr. Batt to an exercise price of $4.02 per share.

(5)
Includes compensation expense of $70,538 as a result of the repricing of options to acquire 72,000 shares of common stock with a weighted average exercise price per share of $44.65 held by Mr. Link to an exercise price of $4.02 per share.

(6)
Includes compensation expense of $38,922 as a result of the repricing of options to acquire 43,416 shares of common stock with a weighted average exercise price per share of $49.70 held by Mr. Larson to an exercise price of $4.02 per share.

(7)
Includes compensation expense of $138,138 as a result of the repricing of options to acquire 127,267 shares of common stock with a weighted average exercise price per share of $37.82 held by Dr. Pilia to an exercise price of $4.02 per share.

(8)
Includes a $646,250 severance payment, representing 275% of Dr. Pilia's base salary, and $5,428 in reimbursement of health, disability and life insurance benefits in connection with our termination of Dr. Pilia's employment without cause as of February 23, 2006 and $26,755 in fees paid to Dr. Pilia in her capacity as a member of our board of directors after such termination. Dr. Pilia remains one of our directors until our 2007 annual meeting of stockholders. She will not be standing for reelection.

Grants of Plan-Based Awards

        All options granted to our named executive officers are non-qualified stock options. The following table sets forth for the fiscal year ended December 27, 2006 information regarding grants of plan-based awards to the named executive officers. The options were granted under our 2006 equity incentive plan, except as noted.

Grants of Plan-Based Awards

Name	Grant Date	Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)		Closing Sale Price on Grant Date ($/Sh)	Grant Date Fair Value of Option Awards ($)(1)
Leonard P. Shaykin	10/5/2006 4/4/2006 4/4/2006	630,000 1,492,112 122,500	(4)	$2.10 4.02 4.02	(2) (3) (3)	$1.78 3.75 3.75	$937,944 4,749,840 134,890
Martin M. Batt	10/5/2006 4/4/2006 4/4/2006	250,000 497,482 21,500	(4)	2.10 4.02 4.02	(2) (3) (3)	1.78 3.75 3.75	372,200 1,583,634 7,501
Gordon H. Link	10/5/2006 4/4/2006 4/4/2006	250,000 331,653 72,000	(4)	2.10 4.02 4.02	(2) (3) (3)	1.78 3.75 3.75	372,200 1,055,751 73,196
Kai P. Larson	10/5/2006 4/4/2006 4/4/2006	100,000 187,243 43,416	(4)	2.10 4.02 4.02	(2) (3) (3)	1.78 3.75 3.75	148,880 596,051 41,358
Patricia A. Pilia	6/22/2006 4/4/2006 4/4/2006	1,950 19,163 127,267	(4)	2.62 4.02 4.02	(3) (3)	2.62 3.75 3.75	4,364 61,002 140,574

(1)
The amounts in the "Grant Date Fair Value of Option Awards" column reflect the grant date fair value of stock options during the fiscal year ended December 27, 2006, including those repriced during the year, calculated in accordance with SFAS 123(R) using the modified prospective transition method and a Black-Scholes valuation model disregarding the estimate of forfeitures related to service based vesting conditions. See note 1 to our consolidated financial statements included at the end of this prospectus for a discussion of assumptions made in determining the grant date fair value of our option awards.

(2)
The exercise price of stock options granted on October 5, 2006, was set by the compensation committee of our board of directors at the greater of $2.10 per share or the closing sale price of our common stock in recognition of the fact that the trading price was near historic lows.

(3)
In accordance with the terms of our 2006 private placement, the exercise price of these stock options was established as the average of the closing sale prices of our common stock on the NASDAQ Capital Market on the fourth through eighth trading day following our public annoucement of that transaction.

(4)
Each of these grants represents multiple stock options for each named executive officer under our 1994 long-term performance incentive plan, 1998 stock incentive plan and 2004 equity incentive plan that were repriced effective April 4, 2006 by amending the exercise price of the original options as described under "Stock Option Repricing."

Stock Option Repricing

        On February 8, 2006, our board of directors approved, subject to stockholder approval, the amendment of certain outstanding options to purchase shares of common stock under our existing equity incentive plans, including all options held by those persons who were then serving as directors and executive officers. Our stockholders approved such amendment on April 4, 2006. The exercise price of each repriced option was reduced to $4.02 per share as of the date of stockholder approval. We repriced options to purchase a total of 626,568 shares of common stock outstanding under all of our equity compensation plans. Prior to the repricing, these options had exercise prices ranging from $4.20 to $112.50.

Employment Agreements

Leonard Shaykin

        Effective October 1, 2001, we entered into an employment agreement with Leonard Shaykin, our Chief Executive Officer. His employment agreement provides for an initial three-year employment term that expired on October 1, 2004. His agreement automatically renews on each anniversary of the date of the agreement for successive one-year terms unless either party gives notice of termination to the other party at least 180 days prior to the commencement of any additional one-year term. No such notice of termination has been given by or to Mr. Shaykin. Pursuant to the terms of his employment agreement, Mr. Shaykin is entitled to a base salary, which may be increased (but not decreased) at the discretion of the compensation committee, an annual bonus and stock options in amounts determined from time to time by the compensation committee, and other customary benefits.

        For a description of the termination and change of control provisions of Mr. Shaykin's employment agreement, see "Potential Payments Upon Termination or Change of Control."

Gordon Link

        Effective October 1, 2001, we entered into an employment agreement with Gordon Link. Mr Link's employment agreement provides for an initial two-year employment term that expired on October 1, 2003. Mr. Link's employment agreement automatically renews on each anniversary of the date of the agreement for an additional one-year term unless either party gives notice of termination to the other party at least 180 days prior to the commencement of any additional one-year term. No such notice of termination has been given by or to Mr. Link. Pursuant to the terms of his employment agreement, Mr. Link is entitled to a base salary, which may be increased (but not decreased) at the discretion of the compensation committee, an annual bonus and stock options in amounts determined from time to time by the compensation committee, and other customary benefits.

        For a description of the termination and change of control provisions of Mr. Link's employment agreement, see "Potential Payments Upon Termination or Change of Control."

Kai Larson

        Effective October 1, 2001, we entered into an employment agreement with Kai Larson. Mr. Larson's employment agreement provides for an initial two-year employment term that expired on October 1, 2003. Mr. Larson's employment agreement automatically renews on each anniversary of the date of the agreement for an additional one-year term unless either party gives notice of termination to the other party at least 180 days prior to the commencement of any additional one-year term. No such notice of termination has been given by or to Mr. Larson. Pursuant to the terms of his employment agreement, Mr. Larson is entitled to a base salary, which may be increased (but not decreased) at the discretion of the compensation committee, an annual bonus and stock options in amounts determined from time to time by the compensation committee, and other customary benefits.

        For a description of the termination and change of control provisions of Mr. Larson's employment agreement, see "Potential Payments Upon Termination or Change of Control."

Martin Batt

        On March 28, 2007, we entered into an amended and restated employment agreement with Martin Batt. Pursuant to terms of his employment agreement, Mr. Batt is an at-will employee, and his employment may be terminated at any time with or without cause. Mr. Batt is entitled to a base salary (which may not be less than $270,000), an annual bonus and stock options in amounts determined from time to time by the compensation committee, and other customary benefits.

        For a description of the termination and change of control provisions of Mr. Batt's employment agreement, see "Potential Payments Upon Termination or Change of Control."

Donald Picker

        On December 19, 2006, we entered into an employment agreement with Donald Picker to be effective January 2, 2007. This agreement provides for the at-will employment of Dr. Picker as our President, and his employment may be terminated at any time with or without cause. Dr. Picker is entitled to a base salary of at least $300,000, as well as other customary benefits. Dr. Picker may also receive an annual bonus as awarded by the compensation committee in its sole discretion based upon his and our performance each year. Dr Picker's employment agreement provides for the grant of options to acquire 444,086 shares of our common stock under our 2006 equity incentive plan effective on the date he started his employment with us. Dr Picker's employment agreement also states our intention to grant Dr. Picker options to acquire an additional 444,086 shares, contingent upon the approval of our stockholders of an amendment to our 2006 equity incentive plan at a regularly scheduled annual meeting of stockholders increasing the authorized shares available under the plan by at least 750,000. Options granted to Dr. Picker on January 2, 2006 have an exercise price of $2.10 per share. Any options to be granted to Dr. Picker upon stockholder approval of an increase in number of shares authorized under our 2006 equity incentive plan are to have an exercise price of the greater of $2.10 per share or the closing price of our common stock on the date stockholder approval is received. All options granted to Dr. Picker under his employment agreement fully vest and become exercisable five years after the date of grant, subject to accelerated vesting as follows: 1/6 when the 20 trading day average of the per share closing sale prices equals or exceeds 130% of the exercise price of the option; 1/6 when such average equals or exceeds 160% of the exercise price; 1/6 when such exercise price equals or exceeds 190% of such exercise price; 1/6 when such average equals or exceeds 220% of the exercise price; 1/6 when such average exceeds 250% of the exercise price; and 1/6 when such average equals or exceeds 300% of the exercise price.

Outstanding Equity Awards

        The following table sets forth information regarding outstanding equity awards at December 27, 2006, for the named executive officers.

Outstanding Equity Awards at December 27, 2006

Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Leonard P. Shaykin	—		630,000	(1)	$2.10	10/5/2016
	—		1,492,112	(2)(3)	4.02	4/4/2016
	13,889	(4)	11,111	(2)(4)(5)	4.02	9/2/2013
	18,750	(4)	—		4.02	6/21/2011
	18,750	(4)	—		4.02	4/16/2011
	7,194	(4)	—		4.02	9/13/2010
	4,806	(4)	—		4.02	6/27/2010
	20,000	(4)	—		4.02	8/17/2009
	8,000	(4)	—		4.02	10/5/2008
	20,000	(4)	—		4.02	3/27/2008
Martin M. Batt	—		250,000	(1)	2.10	10/5/2016
	—		497,482	(2)(3)	4.02	4/4/2016
	2,000	(4)	6,000	(2)(4)(6)	4.02	10/28/2014
	3,334	(4)	2,666	(2)(4)(5)	4.02	9/2/2013
	7,500	(4)	—		4.02	8/21/2012

Gordon Link	—		250,000	(1)	$2.10	10/5/2016
	—		331,653	(2)(3)	4.02	4/4/2016
	2,000	(4)	6,000	(2)(4)(6)	4.02	10/28/2014
	6,111	(4)	4,889	(2)(4)(5)	4.02	9/2/2013
	12,500	(4)	—		4.02	6/21/2011
	12,500	(4)	—		4.02	4/16/2011
	4,797	(4)	—		4.02	9/13/2010
	3,203	(4)	—		4.02	6/27/2010
	10,000	(4)	—		4.02	7/23/2009
	5,000	(4)	—		4.02	10/5/2008
	5,000	(4)	—		4.02	3/27/2008
Kai P. Larson	—		100,000	(1)	2.10	10/5/2016
	—		187,243	(2)(3)	4.02	4/4/2016
	1,500	(4)	4,500	(2)(4)(6)	4.02	10/28/2014
	6,111	(4)	4,889	(2)(4)(5)	4.02	9/2/2013
	6,666	(4)	—		4.02	4/16/2011
	10,000	(4)	—		4.02	6/21/2011
	3,597	(4)	—		4.02	9/13/2010
	2,403	(4)	—		4.02	6/27/2010
	2,500	(4)	—		4.02	7/23/2009
	1,250	(4)	—		4.02	10/5/2008
Patricia Pilia	—		1,950	(7)	2.62	6/22/2016
	—		19,163	(2)(3)	4.02	4/4/2016
	1,500	(4)	4,500	(2)(4)(6)	4.02	10/28/2014
	6,111	(4)	4,889	(2)(4)(5)	4.02	9/2/2013
	10,000	(4)	—		4.02	6/21/2011
	10,000	(4)	—		4.02	4/16/2011
	5,995	(4)	—		4.02	9/13/2010
	4,005	(4)	—		4.02	6/27/2010
	12,500	(4)	—		4.02	8/17/2009
	6,000	(4)	—		4.02	10/5/2008
	7,600	(4)	—		4.02	3/27/2008
	1,667	(4)(8)	—		4.02	9/2/2013
	2,500	(4)(8)	—		4.02	4/16/2011
	5,995	(4)(8)	—		4.02	9/13/2010
	4,005	(4)(8)	—		4.02	6/27/2010
	20,000	(4)(8)	—		4.02	8/17/2009
	8,000	(4)(8)	—		4.02	10/5/2008
	12,000	(4)(8)	—		4.02	3/27/2008

(1)
These options fully vest and become exercisable on October 5, 2011, subject to accelerated vesting as follows: 1/6 when the 20 trading day average of the per share closing sale price of our common stock equals or exceeds $2.73; 1/6 when such average equals or exceeds $3.36; 1/6 when such average equals or exceeds $3.99; 1/6 when such average equals or exceeds $4.62; 1/6 when such average equals or exceeds $5.25; and 1/6 when such average equals or exceeds $6.30.

(2)
The vesting of these options will be accelerated as follows: 1/6 when the 20 trading day average of the per share closing sale price of our common stock equals or exceeds $5.23; 1/6 when such average equals or exceeds $6.43; 1/6 when such average equals or exceeds $7.64; 1/6 when such average equals or exceeds $8.84; 1/6 when such average equals or exceeds $10.05; and 1/6 when such average equals or exceeds $12.06.

(3)
These options fully vest and become exercisable on April 4, 2011, subject to accelerated vesting as specified in footnote 2.

(4)
Each of these grants was repriced effective April 4, 2006 by amending the exercise price of the original grant as described under "Stock Option Repricing."

(5)
These options fully vest and become exercisable on September 2, 2008, subject to accelerated vesting as specified in footnote 2.

(6)
These options fully vest and become exercisable on October 28, 2009, subject to accelerated vesting as specified in footnote 2.

(7)
These options fully vest and become exercisable on June 22, 2007.

(8)
These options were initially granted to Sterling Ainsworth, formerly our chief executive officer, and transferred to Dr. Pilia following Dr. Ainsworth's death in 2005.

Option Exercises and Stock Vested

        For the fiscal year ended December 27, 2006, none of our named executive officers acquired any shares of our common stock by exercise of a stock option or by vesting of a stock award.

Pension Benefits

        None of our named executive officers participates in or has account balances in nonqualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

        None of our named executive officers participates in or has account balances in nonqualified defined contribution plans or other deferred compensation plans maintained by us.

Potential Payments Upon Termination or Change of Control

        We have entered into employment agreements with our named executive officers that require us to make the payments described below upon termination of employment.

Leonard Shaykin

        Pursuant to the terms of the employment agreement that we have entered into with Mr. Shaykin, if we terminate Mr. Shaykin's employment without cause or Mr. Shaykin terminates his employment for good reason, Mr. Shaykin will be entitled to the following benefits: a payment equal to the greater of 100% of his prior year's bonus or 75% of his base annual salary; a payment equal to 300% of his base annual salary; a payment equal to accrued, unpaid salary and bonus through the date of termination; and health and welfare benefits as in effect immediately prior to termination for a maximum of 18 months following termination. As defined in Mr. Shaykin's employment agreement, "good reason" includes, along with other events, our board of directors' failure to grant, in each calendar year after a change of control occurs or is anticipated, a minimum annual bonus at least equal to the average of the three years' prior annual bonuses, if such a failure is in anticipation of or following a change of control. If Mr. Shaykin had been terminated without cause or resigned for good reason on December 27, 2006, Mr. Shaykin would have received from us a lump sum payment of $1,737,500, which includes Mr. Shaykin's declared but unpaid 2006 annual bonus of $350,000, and been entitled to health and welfare benefits in an amount of up to approximately $23,000, based on the current premiums paid by us with respect to such policies as of the termination date.

        The sale of our paclitaxel business to Mayne Pharma in 2003 may be deemed to have been a sale of substantially all our assets. In connection with the sale, Mr. Shaykin provided us with a written waiver of any requirement that a minimum annual bonus be paid to him insofar as the sale of the paclitaxel business could be construed to constitute a change of control pursuant to his employment agreement. Similarly, our 2006 private placement could also be construed to constitute a change of control. Mr. Shaykin also has provided a written waiver to us which waives, subject to specified conditions, any requirement that a minimum annual bonus be paid to him related to the private placement. On February 23, 2006, we amended Mr. Shaykin's employment agreement to conform to the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, or the Code, and of the related proposed regulations issued by the Treasury Department. As a result of the amendment, any payment of severance benefits to Mr. Shaykin will likely be delayed until six months and one day following his termination of employment, rather than being due immediately upon termination.

Gordon Link

        Pursuant to the terms of the employment agreement that we have entered into with Mr. Link, if we terminate Mr. Link's employment without cause or Mr. Link terminates his employment for good reason, Mr. Link will be entitled to the following benefits: a payment equal to the greater of 100% of his prior year's bonus or 75% of his base annual salary; a payment equal to 200% of his base annual salary; a payment equal to accrued, unpaid salary and bonus through the date of termination; and health and welfare benefits as in effect immediately prior to termination for a maximum of 18 months following termination. As defined in Mr. Link's employment agreement, "good reason" includes, along with other events, our board of directors' failure to grant, in each calendar year after a change of control occurs or is anticipated, a minimum annual bonus at least equal to the average of the three years' prior annual bonuses, if such a failure is in anticipation of or following a change of control. If Mr. Link had been terminated without cause or resigned for good reason on December 27, 2006, Mr. Link would have received from us a lump sum payment of $793,333, which includes Mr. Link's declared but unpaid 2006 annual bonus of $133,333, and been entitled to health and welfare benefits in an amount of up to approximately $21,000, based on the current premiums paid by us with respect to such policies as of the termination date.

        The sale of our paclitaxel business to Mayne Pharma in 2003 may be deemed to have been a sale of substantially all of our assets. In connection with the sale, Mr. Link provided us with a written waiver of any requirement that a minimum annual bonus be paid to him insofar as the sale of the paclitaxel business could be construed as a change in control pursuant to his employment agreement. Similarly, our 2006 private placement could be construed to constitute a change of control. Mr. Link also has provided a written waiver to us which waives, subject to specified conditions, any requirement that a minimum annual bonus be paid to him related to the private placement. On February 23, 2006, we amended the employment agreement with Mr. Link to conform to the requirements of Section 409A of the Code and of the related proposed regulations issued by the Treasury Department. As a result of the amendment, any payment of severance benefits to Mr. Link will likely be delayed until six months and one day following his termination of employment, rather than being due immediately upon termination.

Kai Larson

        Pursuant to the terms of the employment agreement that we have entered into with Mr. Larson, if we terminate Mr. Larson's employment without cause or Mr. Larson terminates his employment for good reason, Mr. Larson will be entitled to the following benefits: a payment equal to the greater of 100% of his prior year's bonus or 75% of his base annual salary; a payment equal to 200% of his base annual salary; a payment equal to accrued, unpaid salary and bonus through the date of termination; a payment equal to accrued, unpaid salary and bonus through the date of termination; and health and welfare benefits as in effect immediately prior to termination for a maximum of 18 months following termination. As defined in Mr. Larson's employment agreement, "good reason" includes, along with other events, our board of directors' failure to grant, in each calendar year after a change of control occurs or is anticipated, a minimum annual bonus at least equal to the average of the three years' prior annual bonuses, if such a failure is in anticipation of or following a change of control. If Mr. Larson had been terminated without cause or resigned for good reason on December 27, 2006, Mr. Larson would have received from us a lump sum payment of $718,333, which includes Mr. Larson's declared but unpaid 2006 annual bonus of $113,333, and been entitled to health and welfare benefits in an amount of up to approximately $21,000, based on the current premiums paid by us with respect to such policies as of the termination date.

        The sale of our paclitaxel business to Mayne Pharma in 2003 may be deemed to have been a sale of substantially all of our assets. In connection with the sale, Mr. Larson provided us with a written waiver of any requirement that a minimum annual bonus be paid to him insofar as the sale of the paclitaxel business could be construed as a change in control pursuant to his employment agreement. Similarly, our 2006 private placement could be construed to constitute a change of control. Mr. Larson also has provided a written waiver to us which waives, subject to specified conditions, any requirement that a minimum annual bonus be paid to him related to the private placement. On February 23, 2006, we amended the employment agreement with Mr. Larson to conform to the requirements of Section 409A of the Code, and of the related proposed regulations issued by the Treasury Department. As a result of the amendment, any payment of severance benefits to Mr. Larson will likely be delayed until six months and one day following his termination of employment, rather than being due immediately upon termination.

Martin Batt

        Pursuant to the employment agreement that we have entered into with Mr. Batt, if we terminate Mr. Batt's employment without cause or Mr. Batt terminates his employment for good reason Mr. Batt will be entitled to the following benefits: a payment equal to 100% of Mr. Batt's base annual salary; and payment equal to accrued, unpaid salary through the date of termination. In addition, Mr. Batt would be entitled to reimbursement of health insurance premiums for a maximum of 18 months following termination and accelerated vesting of his outstanding stock option awards. As defined in Mr. Batt's employment agreement, "good reason" includes, along with other events, the termination of the employment agreement by Mr. Batt on or after December 31, 2008. If Mr. Batt had been terminated without cause or resigned for good reason on December 27, 2006, Mr. Batt would have received from us a lump sum payment of $270,000, received accelerated vesting of 756,148 stock options and been entitled to health insurance benefits in an amount of up to approximately $15,000, based on the current premiums paid with respect to such policy as of the termination date.

Patricia Pilia

        On February 23, 2006, we gave notice to Dr. Pilia of termination of her employment without cause. Consequently, in satisfaction of the terms of her employment agreement, we paid Dr. Pilia $646,250, representing 275% of her base salary, and approximately $39,400 for accrued but unpaid salary and vacation. We are responsible for paying for health and certain other benefits for 18 months following termination as set forth in her employment agreement.

        On March 22, 2006, we and Dr. Pilia entered into a settlement agreement in connection with the termination of her employment. This settlement agreement provides that we will take no action to remove Dr. Pilia from her position as a member of our board of directors and will allow her to serve the remainder of her current term until our 2007 annual meeting of stockholders. In addition, Dr. Pilia shall also continue to serve as a member of the research and development committee for the remainder of her term. Pursuant to the settlement agreement, we agreed to compensate Dr. Pilia for her board and committee service consistent with that provided for other non-employee directors. The settlement agreement confirms the severance and benefits payments we are required to make to Dr. Pilia following termination of her employment. It also provides that Dr. Pilia will not be in violation of certain non-compete provisions of her employment agreement if she becomes involved in the development or marketing of paclitaxel or docetaxel; that she will not make any public disclosure designed to discourage any person from doing business with us; and that she will provide assistance for compensation in connection with actions taken by her during the period she was employed by us or served as a member of our board of directors. The settlement agreement also provides for mutual releases by us and Dr. Pilia.

Compensation of Directors

        Stock Option Grants.    In January 2006, our board of directors adopted, subject to stockholder approval, our 2006 equity incentive plan. In conjunction with the adoption of our 2006 equity incentive plan, and subject to stockholder approval, our board of directors granted options to purchase 30,000 shares of common stock to each non-employee director, totaling 180,000 shares in aggregate. Stockholders approved our 2006 equity incentive plan and the grant on April 4, 2006. Under our 2006 equity incentive plan, our non-employee directors are eligible to receive automatic and discretionary grants of options to purchase our common stock. All such options are to be exercisable at an exercise price equal to the fair market value of the common stock on the date of grant and are subject to vesting.

        We automatically grant options to purchase 1,500 shares of common stock to each non-employee director who either is elected or reelected as a member of our board of directors at an annual meeting of stockholders or otherwise appointed as a member of our board of directors in accordance with our bylaws. Similarly, non-employee directors who continue service as a member of our board of directors after an annual meeting of stockholders at which such individual is not subject to re-election also receive such a grant. In each case, the automatic grant occurs on the business day next following each such annual meeting or appointment.

        Non-employee directors who serve as the chairs of our committees receive an additional automatic grant of stock options each year. Specifically, we automatically grant options to purchase 1,500 shares of common stock to the chairs of the audit, compensation, nominating and corporate governance and research and development committees of our board of directors, effective on the business day next following our annual meeting of stockholders.

        Non-employee directors who serve on our research and development committee receive an automatic grant to purchase 1,000 shares of common stock upon their initial appointment to the committee. Non-employee directors who continue to serve on the committee after an annual meeting of stockholders automatically receive an additional grant to purchase 450 shares of common stock.

        Other Compensation.    We pay to non-employee directors $3,000 for each regular board of directors meeting and $500 for each special board of directors meeting attended. In addition, we pay directors serving on committees of our board of directors (other than the research and development committee) for attendance at each committee meeting as follows: $1,000 for the committee chair and $500 for non-chair committee members. We pay members of the research and development committee $2,500 for attendance at research and development committee meetings that are not held concurrently with regularly scheduled meetings of our board of directors. We also reimburse directors for costs incurred in attending meetings of our board of directors and its committees. We pay non-employee directors an annual retainer of $10,000, payable quarterly, the chair of the audit committee an additional annual retainer of $10,000, and the co-chairs of the research and development committee an additional annual retainers $40,000 per year.

        The following table sets forth for the fiscal year ended December 27, 2006 information with respect to the compensation paid to all of our non-employee directors:

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Stephen K. Carter, M.D.	$66,000	$19,229	$85,229
George M. Gould, Esq.	29,500	22,746	52,246
Arthur P. Hayes, Jr., M.D.	34,500	30,918	65,418
Elliot M. Maza	41,000	23,349	64,349
Richard N. Perle	26,500	30,075	56,575
Patricia A. Pilia, Ph.D.(2)	26,755	10,969	37,724
Robert E. Pollack, Ph.D.	68,000	31,954	99,954

(1)
The amounts in the "Option Awards" column reflect the aggregate compensation cost to the Company for the fiscal year ended December 27, 2006 for stock options, including those repriced during the year, and are in each case calculated in accordance with SFAS 123(R) using the modified prospective transition method and a Black-Scholes valuation model disregarding the estimate of forfeitures related to service based vesting conditions. See note 1 to our consolidated financial statements included at the end of this prospectus for a discussion of assumptions made in determining the grant date fair value and compensation cost of our option awards. The table below sets forth each option award by director and the full grant date fair value of each award granted or repriced.

Director	Grant Date	Number of Securities Underlying Options (#)		Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Award ($)
Stephen K. Carter, M.D.(a)	6/22/2006 4/4/2006 4/4/2006	1,500 30,000 4,350	*	$2.62 4.02 4.02	$3,357 95,499 1,153
George M. Gould, Esq.(b)	6/22/2006 4/4/2006 4/4/2006	3,000 30,000 6,000	*	2.62 4.02 4.02	6,714 95,499 967
Arthur P. Hayes, Jr., M.D.(c)	6/22/2006 4/4/2006 4/4/2006	1,950 30,000 12,750	*	2.62 4.02 4.02	4,364 95,499 11,072
Elliot M. Maza(d)	6/22/2006 4/4/2006 4/4/2006	3,000 30,000 4,000	*	2.62 4.02 4.02	6,714 95,499 263
Richard N. Perle(e)	6/22/2006 4/4/2006 4/4/2006	1,500 30,000 13,000	*	2.62 4.02 4.02	3,357 95,499 12,031
Patricia A. Pilia, Ph.D.(f)	6/22/2006 4/4/2006	1,950 19,163		2.62 4.02	4,364 61,002
Robert E. Pollack, Ph.D.(g)	6/22/2006 4/4/2006 4/4/2006	3,000 30,000 12,450	*	2.62 4.02 4.02	6,714 95,499 12,314

*
Each of these grants represents multiple stock options for each director that were repriced effective April 4, 2006 by amending the exercise price of the original options as described under "Stock Option Repricing."

(a)
As of December 27, 2006, Dr. Carter held options to purchase 4,350 shares of our common stock that were exercisable, options to purchase 1,500 shares that fully vest and become exercisable on June 22, 2007 and options to purchase 30,000 shares that fully vest and become exercisable on April 4, 2011, subject to accelerated vesting as follows: 1/6 when the 20 trading day average of the per share closing sale price of the common stock equals or exceeds $5.23; 1/6 when such average equals or exceeds $6.43; 1/6 when such average equals or exceeds $7.64; 1/6 when such average equals or exceeds $8.84; 1/6 when such average equals or exceeds $10.05; and 1/6 when such average equals or exceeds $12.06.

(b)
As of December 27, 2006, Mr. Gould held options to purchase 6,000 shares of our common stock that were exercisable, options to purchase 3,000 shares that fully vest and become exercisable on June 22, 2007 and options to purchase 30,000 shares that fully vest and become exercisable on April 4, 2011, subject to accelerated vesting on the same basis as options granted to Dr. Carter as specified in footnote (a) above.

(c)
As of December 27, 2006, Dr. Hayes held options to purchase 12,750 shares of our common stock that were exercisable, options to purchase 1,950 shares that fully vest and become exercisable on June 22, 2007 and options to purchase 30,000 shares that fully vest and become exercisable on April 4, 2011, subject to accelerated vesting on the same basis as options granted to Dr. Carter as specified in footnote (a) above.

(d)
As of December 27, 2006, Mr. Maza held options to purchase 4,000 shares of our common stock that were exercisable, options to purchase 3,000 shares that fully vest and become exercisable on June 22, 2007 and options to purchase 30,000 shares that fully vest and become exercisable on April 4, 2011, subject to accelerated vesting on the same basis as options granted to Dr. Carter as specified in footnote (a) above.

(e)
As of December 27, 2006, Mr. Perle held options to purchase 13,000 shares of our common stock that were exercisable, options to purchase 1,500 shares that fully vest and become exercisable on June 22, 2007 and options to purchase 30,000 shares that fully vest and become exercisable on April 4, 2011, subject to accelerated vesting on the same basis as options granted to Dr. Carter as specified in footnote (a) above.

(f)
For information about options held by Dr. Pilia, see the "Outstanding Equity Awards at December 27, 2006" table above.

(g)
As of December 27, 2006, Dr. Pollack held options to purchase 12,450 shares of our common stock that were exercisable, options to purchase 3,000 shares that fully vest and become exercisable on June 22, 2007 and options to purchase 30,000 shares that fully vest and become exercisable on April 4, 2011, subject to accelerated vesting on the same basis as options granted to Dr. Carter as specified in footnote (a) above.

(2)
Dr. Pilia served as our Executive Vice President and Secretary until February 23, 2006, when her employment was terminated without cause. Dr. Pilia continued to serve as a member of our board of directors after such termination. Her term expires at our 2007 annual meeting of stockholders, and she will not be standing for reelection. All compensation for Dr. Pilia for fiscal 2006, including for her service as a director after the termination of her employment is reflected in the summary compensation table. The amounts in this table reflect compensation only for her service as a director.

Equity Incentive Plans

        We have five equity incentive plans: the 1994 long-term performance incentive plan, the 1998 stock incentive plan, the 2004 equity incentive plan, the 2004 non-employee directors' stock option plan and the 2006 equity incentive plan. As a result of the approval of the 2006 equity incentive plan, no further awards may be made under the 1994 long-term performance incentive plan, the 1998 stock incentive plan, the 2004 equity incentive plan, or the 2004 non-employee directors' stock option plan.

Non-plan Stock Options

        In September 1997, we granted options to certain employees to purchase 2,007 shares of our common stock, which vested over a two-year period and expire in September 2007.

1994 Long-Term Performance Incentive Plan

        Our 1994 long-term performance incentive plan, which we refer to as the 1994 plan, provided for grants to directors, employees and other key individuals who performed services for us the following types of incentive awards: stock options, stock appreciation rights, restricted stock, performance grants and other types of awards that our board of directors or its compensation committee deemed to be consistent with the purposes of the 1994 plan. Options granted to our officers under the 1994 plan typically expire ten years from the date of grant. Options granted in 1999 and thereafter typically vest five years from the date of grant, subject to accelerated vesting as follows: 1/6 when the 20 trading day average of the per share closing sale price of the common stock equals or exceeds 130% of the exercise price of the option; 1/6 when such average equals or exceed 160% of the exercise price; 1/6 when such average equals or exceeds 190% of the exercise price; 1/6 when such average equals or exceeds 220% of the exercise price; 1/6 when such average equals or exceeds 250% of the exercise price; and 1/6 when such average equals or exceeds 300% of the exercise price. Options automatically granted to our directors under the 1994 plan expired ten years from the date of grant and vested on the first anniversary following the date of grant. As of March 28, 2007, options to purchase 510,269 shares of common stock at a weighted average exercise price per share of $6.88 were outstanding under the 1994 plan.

1998 Stock Incentive Plan

        Our 1998 stock incentive plan, which we refer to as the 1998 plan, provided for grants to employees and other key individuals who performed services for us the following types of incentive awards: stock options, stock appreciation rights, restricted stock, performance grants and other types of awards that our board of directors or its compensation committee deemed to be consistent with the purposes of the 1998 plan. Options granted under the 1998 plan typically vest at the rate of 25% after each anniversary of the date of grant and expire ten years from the date of grant. The exercise price for stock options granted under the 1998 plan is equal to the fair market value of our common stock on the date of grant. As of March 28, 2007, options to purchase 76,795 shares of common stock at a weighted average exercise price per share of $11.29 were outstanding under the 1998 plan.

2004 Equity Incentive Plan

        Our 2004 equity incentive plan, which we refer to as the 2004 equity incentive plan, provided for grants to employees and other key individuals who performed services for us the following types of incentive awards: stock options, stock appreciation rights, restricted stock, performance grants and other types of awards that our board of directors or its compensation committee deemed to be consistent with the purposes of the 2004 equity incentive plan. In particular, the 2004 equity incentive plan also provided for option grants designated as nonqualified stock options or incentive stock options. Options granted to our officers under the 2004 equity incentive plan typically expire ten years from the date of grant and vest in full five years from the date of grant, subject to accelerated vesting as follows: 1/6 when the 20 trading day average of the per share closing sale price of the common stock equals or exceeds 130% of the exercise price of the option; 1/6 when such average equals or exceed 160% of the exercise price; 1/6 when such average equals or exceeds 190% of the exercise price; 1/6 when such average equals or exceeds 220% of the exercise price; 1/6 when such average equals or exceeds 250% of the exercise price; and 1/6 when such average equals or exceeds 300% of the exercise price. The exercise price for stock options issued under the 2004 equity incentive plan is equal to the fair market value of our common stock on the date of grant. As of March 28, 2007, options to purchase 93,200 shares of common stock at a weighted average exercise price per share of $4.33 were outstanding under the 2004 equity incentive plan.

2004 Non-Employee Directors' Stock Option Plan

        Our 2004 non-employee directors' stock option plan, which we refer to as the 2004 directors' plan, provided for automatic and discretionary grants of non-statutory stock options to members of our board of directors who are not our employees. The exercise price for stock options issued under the 2004 directors' plan is equal to the fair market value of our common stock on the date of grant. Options granted automatically under the 2004 directors' plan become exercisable in full on the first anniversary following the date of grant, except for eligible directors who are first appointed by our board of directors rather than elected by the stockholders at an annual meeting of stockholders whose options will become exercisable in full on the first business day immediately following the later of our annual meeting of stockholders next following the date of grant or six months following the date of grant. Except for automatic grants, our board of directors has the power to accelerate the time during which an option may vest. The exercise price for stock options issued under the 2004 equity incentive plan is equal to the fair market value of our common stock on the date of grant. As of March 28, 2007, options to purchase 15,350 shares of common stock at a weighted average exercise price per share of $4.02 were outstanding under the 2004 directors' plan.

2006 Equity Incentive Plan

        Our 2006 equity incentive plan, which we refer to as the 2006 equity incentive plan, provided for grants to our directors, employees, consultants and advisors who performed services for us the following types of incentive awards: incentive and nonstatutory stock options, stock purchase awards, stock bonus awards, stock appreciation rights, stock unit awards and other types of awards that our board of directors or its compensation committee deemed to be consistent with the purposes of the 2006 equity incentive plan. Options granted automatically to non-employee directors under the this plan vest after the first anniversary date of the grant, and expire ten years from the date of grant. The 2006 equity incentive plan also allows our board of directors to grant options under the plan at its discretion, subject to the limitations of the plan. The exercise price for awards issued under this plan is equal to the fair market value of our common stock on the date of grant.

        The 2006 equity incentive plan provides for automatic grants of options to purchase 1,500 shares of common stock to each non-employee director who either is elected or reelected as a member of our board of directors at an annual meeting of stockholders or otherwise appointed as a member of our board of directors in accordance with our bylaws. Similarly, non-employee directors who continue service as a member of our board of directors after an annual meeting of stockholders at which such individual is not subject to re-election also receives such a grant. In each case, the automatic grant occurs on the business day next following each such annual meeting or appointment.

        Non-employee directors who serve as the chairs of our committees receive an additional automatic grant of stock options each year. Specifically, the 2006 equity incentive plan provides for automatic grant of options to purchase 1,500 shares of common stock to the chairs of the audit, compensation, nominating and corporate governance and research and development committees of our board of directors, effective on the business day next following our annual meeting of stockholders.

        Under the 2006 equity incentive plan, non-employee directors who serve on our research and development committee receive an automatic grant to purchase 1,000 shares of common stock upon their initial appointment to the committee. Non-employee directors who continue to serve on the committee after an annual meeting of stockholders automatically receive an additional grant to purchase 450 shares of common stock.

        We initially reserved 6,577,106 shares for issuance under the 2006 equity incentive plan. This number will increase immediately following any issuance of common stock by us during the three year period following stockholder approval of our 2006 equity incentive plan. However, in no event will the increase exceed 1,600,000 shares in the aggregate. Specifically, the shares available under the 2006 equity incentive plan at any time will be equal to 20% of fully diluted shares of common stock plus ungranted options available under the 2006 equity incentive plan immediately following any such issuance of share less the number of share of common stock subject to existing options pursuant to the 2004 equity incentive plan, the 2004 directors' plan, the 1998 plan, and the 1994 plan. As a result of stock issued during the year, the number of shares reserved for issuance under the 2006 equity incentive plan has increased to 6,622,935.

        In conjunction with the adoption of the 2006 equity incentive plan, our board of directors granted options to purchase 30,000 shares of common stock to each non-employee director, totaling 180,000 shares. In addition, the compensation committee of our board of directors granted options to purchase shares of common stock to our employees, including its executive officers, totaling 3,079,480 shares. Subject to limited exceptions, the grant date for the each of the options discussed above is April 4, 2006. The exercise price of these options is $4.02, which was calculated based on the average of the per share closing sale price of our common stock on the NASDAQ Capital Market on the fourth through eighth trading days following our announcement of our 2006 private placement. Each option vests in full five years from the date of grant, subject to accelerated vesting as follows: 1/6 when the 20 trading day average of the closing sale prices of the common stock equals or exceeds 130% (or $5.23) of the exercise price of the stock option; 1/6 when such average equals or exceed 160% (or $6.43) of the exercise price; 1/6 when such average equals or exceeds 190% (or $7.64) of the exercise price; 1/6 when such average equals or exceeds 220% (or $8.84) of the exercise price; 1/6 when such average equals or exceeds 250% (or $10.05) of the exercise price; and 1/6 when such average equals or exceeds 300% (or $12.06) of the exercise price. All stock options vest at the latest on the fifth anniversary of the date of grant.

        Other options granted to our officers under the 2006 plan typically expire ten years from the date of grant and vest five years from the date of grant, subject to accelerated vesting as follows: 1/6 when the 20 trading day average of the per share closing sale price of our common stock equals or exceeds 130% of the exercise price of the option; 1/6 when such average equals or exceed 160% of the exercise price; 1/6 when such average equals or exceeds 190% of the exercise price; 1/6 when such average equals or exceeds 220% of the exercise price; 1/6 when such average equals or exceeds 250% of the exercise price; and 1/6 when such average equals or exceeds 300% of the exercise price. Exercise prices are established by the compensation committee of our board of directors at the time options are granted, but may not be less than fair market value of our common stock on the date of grant.

        As of March 28, 2007, options to purchase 5,911,435 shares of common stock at a weighted average exercise price per share of $3.20 were outstanding under the 2006 equity incentive plan.

Limitation of Liability and Indemnification

        Our certificate of incorporation limits the liability of current and former directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  •
  any breach of their duty of loyalty to the corporation or its stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  voting or assenting to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the director derived an improper personal benefit.

        Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

        Our bylaws also provide that we will indemnify our current and former directors, officers, employees and other agents. Consistent with Delaware law as described above, such indemnification is available only if such individual acted in good faith and in a manner the individual reasonably believed to be in or not opposed to the best interest of the corporation, or, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. In addition, our bylaws permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with his or her services to us, regardless of whether our bylaws permit such indemnification. We have obtained such insurance.

        We have entered into separate indemnification agreements with each of our executive officers, our current and former directors and certain of our employees, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we indemnify these individuals for any and all expenses, including attorneys' fees, judgments, witness fees, fines, penalties and amounts paid or incurred in connection with settlement incurred by such individuals in any action or proceeding arising out of their services as our director, executive officer or employee, or as a director, executive officer, or employee of any other company or enterprise to which the individual provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors, executive officers and key employees. Except as discussed in "Business—Legal Proceedings," there is no pending litigation or proceeding involving any of our directors, executive officers or employees as to which indemnification is required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for indemnification, except that Mr. Shaykin and Mr. Larson have been named as defendants in the Callisto litigation. We also have reimbursed Dr. Carter's costs in connection with his deposition in connection with the Callisto litigation. See "Business—Legal Proceedings."

TRANSACTIONS WITH RELATED PERSONS

Transactions with Regulus Pharmaceutical Consulting, Inc.

        Patricia Pilia, Ph.D., a member of our board of directors, is a consultant with Regulus Pharmaceutical Consulting, Inc., which provides regulatory consulting services to us. Dr. Pilia holds an option entitling her to purchase up to 10% of the outstanding stock of Regulus, subject to vesting requirements. As compensation for consulting services provided to us, we paid Regulus $65,000 during 2006. Dr. Pilia did not provide any of the consulting services referred to above.

Registration Rights Agreement

        In connection with our 2006 private placement, we entered into a registration rights agreement with the investors and registered the resale of shares of common stock held or to be acquired upon the exercise of warrants held by such investors. For more information, see "Description of Capital Stock—Registration Rights."

Policies and Procedures for Review and Approval of Conflicting Activities

        Our written Code of Ethics and Business Conduct, or our Code, governs situations where conflicts of interests arise, including related-person transactions. In particular, it states that no employee shall, directly or indirectly, engage in, or have any interest, financial or otherwise, in any other business enterprise which interferes or is likely to interfere with the employee's independent exercise of judgment in our company's best interest. Under our Code, a conflict of interest exists when an employee is involved in an activity:

  •
  the operations of which are in conflict with a present or prospective activity of our company, including research and development;

  •
  which provides products or services directly to, or purchases products or services from, our company;

  •
  which subjects the employee to unreasonable time demands that prevent the employee from devoting proper attention to his or her responsibilities to our company;

  •
  which is so operated that the employee's involvement with the outside business activity will reflect adversely upon our company; or

  •
  other situations in which the interest in question is such as to bring it within the area of potential conflict of interest.

        In such situations, our Code requires our officers to seek authorization from the audit committee prior to entering into any related-person transaction. Material related-person transactions that are approved by the audit committee and that involve any officer or director are also to be publicly disclosed as required by applicable law.

        Pursuant to our Code, non-employee members of our board of directors may have various business, financial, scientific or other relationships with existing or potential collaborators, suppliers or competitors. Any actual or potential conflicts of interest relating to any of these relationships of our non-employee directors that have been disclosed to our board of directors shall not be considered violations of our Code. However, if our board of directors affirmatively determines that any such relationship is inconsistent with the director's responsibilities, it shall so advise the director and the director shall terminate the relationship as promptly as practical.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common stock as of March 28, 2007 by:

  •
  each person who is known by us to beneficially own more than 5% of our common stock;

  •
  each of our directors;

  •
  each of the named executive officers; and

  •
  all of our directors and executive officers as a group.

        Percentage ownership is based on 16,374,395 shares outstanding as of March 28, 2007 and    shares to be outstanding after this offering. Beneficial ownership is calculated based on SEC requirements and includes voting or investment power with respect to our common stock. All shares of our common stock subject to outstanding options or warrants currently exercisable or exercisable within 60 days after March 28, 2007 are deemed to be outstanding and beneficially owned by the person holding the option or warrant for the purpose of calculating the percentage ownership of that person, but are not deemed to be outstanding for calculating the percentage ownership of any other person. Unless otherwise indicated below, each stockholder named in the table has sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. Unless otherwise indicated below, the address of each individual listed in the table is c/o Tapestry Pharmaceuticals, Inc., 4840 Pearl East Circle, Suite 300W, Boulder, CO 80301. This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G and Forms 3 and 4 filed with the SEC.

	Number of Shares Beneficially Owned			Percentage of Shares Beneficially Owned
Name of Beneficial Owner(1)	Before Offering		After Offering	Before Offering		After Offering
5% Stockholders
Special Situations Fund III, L.P. 527 Madison Avenue Suite 2600 New York, NY 10022	4,956,953	(1)		30.3%
Tang Capital Partners, LP 4401 Eastgate Mall San Diego, CA 92121	2,143,727	(2)		13.1
Baker Brothers Life Science Capital LLC 667 Madison Avenue 17th Floor New York, NY 10021	2,000,000	(3)		12.2
Capital Ventures International One Capitol Place, P.O. Box 1787 GT Grand Cayman, Cayman Islands, B.W.I.	1,709,630	(4)		9.999
Biotechnology Value Fund, L.P. 900 North Michigan Avenue, Suite 1100 Chicago, Illinois, 60611	1,672,485	(5)		9.999
Fort Mason Master, L.P. Four Embarcadero Center, Suite 2050 San Francisco, CA 94111	1,651,690	(6)		9.999
Xmark JV Investment Partners, LLC 301 Tresser Boulevard, Suite 1320 Stamford, CT 06901	1,000,000	(7)		5.8
Directors and Executive Officers
Leonard P. Shaykin	213,952	(8)		1.3%
Stephen K. Carter, M.D.	4,350	(9)			*
George M. Gould	6,000	(10)			*
Arthur H. Hayes, Jr.	12,750	(11)			*
Elliot M. Maza	4,000	(12)			*
The Honorable Richard N. Perle	14,300	(13)			*
Patricia A. Pilia	141,237	(14)			*
Robert E. Pollack	12,560	(15)			*
Donald H. Picker	—	(16)			*
Martin M. Batt	36,432	(17)			*
Kai P. Larson	61,081	(18)			*
Gordon H. Link, Jr.	95,651	(19)			*
All Directors and Executive Officers as a Group (12 persons)	602,313	(20)		3.6

*
Less than 1%

(1)
Consists of 1,250,367 shares of our common stock and warrants to purchase 1,200,000 shares of our common stock held by Special Situations Fund III, Q.P. L.P.; 423,824 shares of our common stock and warrants to purchase 350,000 shares of our common stock held by Special Situations Life Science Fund L.P.; 372,963 shares of our common stock and warrants to purchase 350,000 shares of our common stock held by Special Situations Cayman Fund L.P.; and 509,799 shares of our common stock and warrants to purchase 500,000 shares of our common stock held by Special Situations Private Equity Fund L.P. MGP Advisers Limited Partnership, or MGP, is the general partner of and investment adviser to Special Situations Fund III, Q.P., L.P. AWM Investment Company, Inc., or AWM, is the general partner of MGP and the general partner of and investment adviser to Special Situations Cayman Fund L.P. MG Advisers, L.L.C., or MG, is the general partner of and investment adviser to Special Situations Private Equity Fund, L.P. LS Advisers, L.L.C., or LS, is the general partner of and investment adviser to Special Situations Life Sciences Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM, LS and MG. Accordingly, they are principally responsible for the selection, acquisition and disposition of the portfolios securities by the investment advisers on behalf of their funds. Messrs. Marxe and Greenhouse disclaim beneficial ownership of these securities except to the extent of their pecuniary interest therein, if any.

(2)
Consists of 1,783,350 shares of our common stock and warrants to purchase 1,705,000 shares of common stock held by Tang Capital Partners, L.P.; 51,858 shares of our common stock and warrants to purchase 35,000 shares of common stock held by Kevin C. Tang as Custodian for Julian Kong Tang; 60,688 shares of our common stock and warrants to purchase 50,000 shares of common stock held by Kevin C. Tang as Custodian for Justin Lee Tang; 15,000 shares of our common stock and warrants to purchase 15,000 shares of common stock held by Kevin C. Tang as Custodian for Noa Young Tang; 150,000 shares of our common stock and warrants to purchase 150,000 shares of common stock held by Kevin Tang and Haeyoung Tang as Trustees for The Tang Family Trust Dated 8-27-02, or the Tang Family Trust; 27,190 shares of common stock held by Tang Advisors LLC Profit Sharing Plan; 15,759 shares of our common stock and warrants to purchase 10,000 shares of common stock held by IRA FBO Chang L. Kong; 15,155 shares of our common stock and warrants to purchase 10,000 shares of common stock held by IRA FBO Chung W. Kong; and 25,000 shares of our common stock and warrants to purchase 25,000 shares of common stock held by IRA FBO Kevin Tang DB Securities Inc. The warrants may not be exercised to the extent that the holder and its affiliates would beneficially own more than 9.999% of our outstanding common stock. This restriction can be waived by us upon 61 days written notice. As a result of this restriction, the warrants are not exercisable for any shares before the offering and are exercisable for            shares after the offering. These numbers of shares will change depending upon changes in the outstanding shares or waiver of the restriction. Kevin C. Tang is the sole manager of Tang Capital Management, LLC, which is the general partner of Tang Capital Partners, L.P. Accordingly, Mr. Tang and Tang Capital Management share voting and investment power over the securities beneficially owned by Tang Capital Partners, L.P. Mr. Tang disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein. Mr. Tang and Haeyoung K. Tang share voting and investment power over the securities beneficially owned by The Tang Family Trust. Mr. Tang exercises sole voting and investment power over the securities held by Mr. Tang as custodian for his minor children. Mr. Tang disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein, if any.

(3)
Consists of 1,844,485 shares of our common stock and warrants to purchase 1,844,485 shares of our common stock held by Baker Brothers Life Sciences, L.P.; 113,874 shares of our common stock and warrants to purchase 113,874 shares of our common stock held by 14159, L.P.; and 41,641 shares of our common stock and warrants to purchase 41,641 shares of our common stock held by Baker Bros. Investments, II, L.P. The warrants may not be exercised to the extent that the holder and its affiliates would beneficially own more than 9.999% of our outstanding common stock. This restriction can be waived by us upon 61 days written notice. As a result of this restriction, the warrants are not exercisable for any shares before the offering and are exercisable for             shares after the offering. These numbers of shares will change depending upon changes in the outstanding shares or waiver of the restriction. Baker Brothers Life Sciences Capital (GP), LLC is the general partner of Baker Brothers Life Sciences Capital, L.P., which in turn is the general partner of Baker Brothers Life Sciences, L.P. 14159 Capital (GP), LLC is the sole general partner of 14159 Capital, L.P., which in turn is the sole general partner of 14159, L.P. Baker Bros. Capital (GP), LLC is the sole general partner of Baker Bros. Capital, L.P., which in turn is the sole general partner of Baker Bros. Investments II, L.P. Felix J. Baker and Julian C. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC, 14159 Capital (GP), LLC and Baker Bros. Capital (GP), LLC. They exercise shared voting and investment power of the securities beneficially owned by these entities. Messrs. Baker and Baker disclaim beneficial ownership of such securities, except to the extent of their pecuniary interest therein, if any.

(4)
Consists of 986,019 shares of our common stock held by Capital Ventures International, or CVI. CVI also holds a warrant to purchase 1,000,000 shares of our common stock. The warrant may not be exercised to the extent that the holder and its affiliates would beneficially own more than 9.999% of our outstanding common stock. This restriction can be waived by us upon 61 days written notice. As a result of this restriction, the warrant is exercisable for up to an aggregate of 723,611 shares before the offering and            shares after the offering. This number of shares will change depending upon changes in the outstanding shares or waiver of the restriction. Heights Capital Management, Inc., the investment advisor of CVI, has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares.

(5)
Consists of 285,635 shares of our common stock and warrants to purchase 336,000 shares of our common stock held by Biotechnology Value Fund, L.P.; 199,055 shares of our common stock and warrants to purchase 229,800 shares of our common stock held by Biotechnology Value Fund II, L.P.; 751,671 shares of our common stock and warrants to purchase 833,100 shares of our common stock held by BVF Investments, L.L.C.; and 84,239 shares and warrants to purchase 101,100 shares of our common stock held by Investments 10, L.L.C The warrants may not be exercised to the extent that the holder and its affiliates would beneficially own more than 9.999% of our outstanding common stock. This restriction can be waived by us upon 61 days written notice. As a result of this restriction, the warrants are exercisable for up to an aggregate of 351,858 shares before the offering and            shares after the offering. These numbers of shares will change depending upon changes in the outstanding shares or waiver of the restriction. Pursuant to the operating agreement of BVF Investments, L.L.C., BVF Partners, L.P. is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of BVF Investments, L.L.C., in shares of our common stock and to vote and exercise dispositive power over those shares of the common stock. BVF Partners, L.P. and BVF Inc. share voting and dispositive power over shares of the common stock beneficially owned by Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., BVF Investments, L.L.C, and those owned by Investment 10, L.L.C., on whose behalf BVF Partners, L.P. acts as an investment manager. Accordingly, BVF Partners, L.P. and BVF Inc. have beneficial ownership of all of the shares of the common stock owned by such parties.

(6)
Consists of 1,507,356 shares of our common stock beneficially owned by Fort Mason Master, L.P. and Fort Mason Partners, L.P. These entities also hold warrants to purchase 1,408,650 and 91,350 shares of our common stock, respectively, for an aggregate of 1,500,000 shares. Such warrants, however, may not be exercised to the extent that the holder and its affiliates would beneficially own more than 9.999% of our outstanding common stock. This restriction can be waived by us upon 61 days written notice. As a result of this restriction, the warrants are exercisable for 144,154 shares before the offering and            shares after the offering. These numbers of shares will change depending upon changes in the outstanding shares or waiver of the restriction. Fort Mason Capital, LLC serves as the general partner of Fort Mason Master, L.P. and Fort Mason Partners, L.P. and, in such capacity, exercises sole voting and investment authority with respect to the shares of record owned by Fort Mason Master, L.P. and Fort Mason Partners, L.P. Daniel German serves as the sole managing member of Fort Mason Capital, LLC. Fort Mason Capital, LLC and Mr. German each disclaim beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any.

(7)
Consists of warrants to purchase 500,000 shares of our common stock held by Xmark JV Investment Partners, LLC, warrants to purchase 225,000 shares of our common stock held by Xmark Opportunity Fund, L.P. and warrants to purchase 275,000 shares of our common stock held by Xmark Opportunity Fund, Ltd. Xmark Opportunity Partners, LLC possesses sole power to vote and direct the disposition of all of these securities. Xmark Capital Partners, LLC is the Managing Member of Xmark Opportunity Partners, LLC. Mitchell D. Kaye and David C. Cavalier are the Chief Executive Officer and Chief Operating Officer, respectively, of Xmark Capital Partners, LLC. As such, they share voting and investment authority with respect to these warrants held by Xmark JV Investment Partners, LLC, Xmark Opportunity Fund, L.P. and Xmark Opportunity Fund, Ltd. Messrs. Kaye and Cavalier disclaim beneficial ownership of the warrants except to the extent of their pecuniary interest therein, if any.

(8)
Consists of 62,462 shares of our common stock held by Mr. Shaykin, 122,500 shares issuable upon exercise of options granted to Mr. Shaykin under the 1994 plan, and 21,490 shares beneficially owned through our Employee Stock Ownership Plan, or the ESOP plan, as of December 31, 2006. It also includes 7,500 shares of common stock held in private foundation for which Mr. Shaykin exercises voting control. Mr. Shaykin disclaims beneficial ownership of such shares.

(9)
Consists of 3,050 shares of our common stock issuable upon exercise of options granted to Dr. Carter under the 1994 plan and 1,300 shares issuable upon exercise of options granted under the 2004 directors' plan.

(10)
Consists of 3,000 shares of our common stock issuable upon exercise of options granted to Mr. Gould under the 1994 plan and 3,000 shares issuable upon exercise of options granted under the 2004 directors' plan.

(11)
Consists of 11,000 shares of our common stock issuable upon exercise of options granted to Dr. Hayes under the 1994 plan and 1,750 shares issuable upon exercise of options granted under the 2004 directors' plan.

(12)
Consists of 4,000 shares of our common stock issuable upon exercise of options granted to Mr. Maza under the 2004 directors' plan.

(13)
Consists of 1,300 shares of our common stock held by Mr. Perle, 11,000 shares issuable upon exercise of options granted to Mr. Perle under the 1994 plan and 2,000 shares issuable upon exercise of options granted under the 2004 directors' plan.

(14)
Consists of 16,971 shares of our common stock held by Dr. Pilia, 67,100 shares issuable upon exercise of options granted to Dr. Pilia under the 1994 plan, 3,000 shares issuable upon exercise of options granted to Dr. Pilia under the 2004 equity incentive plan, and 54,167 shares issuable upon exercise of options granted to Sterling Ainsworth under the 1994 plan and subsequently transferred to Dr. Pilia.

(15)
Consists of 110 shares of our common stock held by Dr. Pollack, 9,150 shares issuable upon exercise of options granted to Dr. Pollack under the 1994 plan and 3,300 shares issuable upon exercise of options granted under the 2004 directors' plan.

(16)
Mr. Picker joined our company in January 2007 and is not currently the beneficial owner of any shares. He holds options to purchase 444,085 shares of our common stock, none of which is exercisable within 60 days of March 28, 2007.

(17)
Consists of 2,012 shares of our common stock held by Mr. Batt, 6,000 shares issuable upon the exercise of options granted to Mr. Batt under the 1994 plan, 4,000 shares issuable upon the exercise of options granted under the 2004 plan, 7,500 shares issuable upon the exercise of options granted under the 1998 plan and 16,921 shares beneficially owned through our ESOP plan as of December 31, 2006.

(18)
Consists of 37,416 shares of our common stock issuable upon the exercise of options granted to Mr. Larson under the 1994 plan, 3,000 shares issuable upon the exercise of options granted under the 2004 equity incentive plan and 20,666 shares beneficially owned through our ESOP plan as of December 31, 2006.

(19)
Consists of 6,153 shares of our common stock held by Mr. Link, 64,000 shares issuable upon the exercise of options granted to Mr. Link under the 1994 plan, 4,000 shares issuable upon the exercise of options granted under the 2004 equity incentive plan and 21,499 shares beneficially owned through our ESOP plan as of December 31, 2006.

(20)
Consists of shares described in the notes above, as applicable.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.0075 per share, and 2,000,000 shares of preferred stock, par value $.001 per share. As of March 28, 2007, there were 16,374,395 shares of common stock issued and outstanding and no shares of preferred stock issued or outstanding. The following description of our common and preferred stock is based on the provisions of our certificate of incorporation, our bylaws and the applicable provisions of the Delaware General Corporation Law. This information may not be complete in all respects and is qualified entirely by reference to our certificate of incorporation and bylaws and the Delaware General Corporation Law.

Common Stock

        The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock. Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

        Our certificate of incorporation provides that our board of directors has the authority, without further action by our stockholders, to issue up to 2,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no present plans to issue any shares of preferred stock.

        Our board of directors previously designated 1,000,000 shares of preferred stock, par value $0.001 per share, to constitute the Series B Junior Participating Preferred Stock in connection with our stockholder rights plan that expired in November 2006 at the end of its ten-year term. Subsequently, our board of directors designated 100,000 shares of preferred stock, par value $0.001 per share, to constitute the Series C Junior Participating Preferred Stock in connection with our stockholder rights plan adopted by our board of directors in December 2006. For a description of the rights plans, please see "—Rights Plan."

Stock Options

        As of March 28, 2007, we had 6,607,099 shares of our common stock issuable upon exercise of options outstanding, at a weighted-average exercise price of $3.59 per share, and 701,450 shares of our common stock reserved for future issuance under our 2006 equity incentive plan.

Warrants

        As of March 28, 2007, warrants to purchase a total of 12,900,000 shares of our common stock at an exercise price of $2.40 per share were outstanding. We may call a portion of the outstanding warrants during any three-month period if specified conditions are satisfied, including the trading price of our common stock exceeding $4.80 for 20 consecutive trading days.

        Under the terms of the warrants, the exercise price of the warrants is to be reduced, subject to certain exceptions, if we issue shares of common stock or certain options or rights to acquire common stock for no consideration or for consideration per share less than the exercise price of the warrants in effect immediately prior to the time of such issue or sale. The warrants specify a formula for a weighted average adjustment in the exercise price that takes into account the number of shares of common stock outstanding, the number of shares issued below the exercise price and the aggregate consideration received upon such issuance. Under the warrants, if the exercise price is decreased, the number of shares issuable upon exercise is correspondingly increased. The exercise price of the warrants is currently $2.40 per share, and our issuance of common stock in this offering does not fall within the exceptions for adjustments. Accordingly, if common stock is issued in this offering for a consideration per share of less than $2.40, after taking into account the underwriting discount, the exercise price of the warrants will be correspondingly reduced.

Registration Rights

        In connection with our 2006 private placement, we entered into a registration rights agreement in which we agreed to make the requisite filings with the SEC to achieve and substantially maintain the effectiveness of a registration statement covering shares sold in the private placement, as well as shares underlying warrants issued in this private placement. If we fail to maintain effectiveness of that registration statement through as late as April 6, 2013, subject to our right to suspend use of the registration statement in certain circumstances, we will have to pay liquidated damages to investors in an amount equal to 1.5% of the amount invested by them for each 30 day period during which the registration statement should have been effective.

Delaware Anti-Takeover Law and Certain Provisions of Our Certificate of Incorporation and Bylaws

Delaware Law

        We are governed by Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of the corporation's outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control. Although some of the investors in our 2006 private placement became "interested stockholders" for purposes of Section 203 in connection with our 2006 private placement the approval of the transaction by our board of directors excepted it from the provisions of Section 203 with respect to such stockholders.

Certificate of Incorporation and Bylaw Provisions

        Our certificate of incorporation and bylaws provide that our board of directors is divided into three classes, each consisting, as nearly as possible, of one-third of the total number of directors, with each class having a three-year term. The number of our directors may be changed only by a resolution of our board of directors and directors can be removed only for cause by the vote of the holders of at least 80% of the voting power of all of our capital stock, voting together as a single class. Stockholders may take action only at a stockholders' meeting and not by written consent. Certain provisions of our certificate of incorporation and bylaws, including the provisions providing for a classified board of directors, may not be amended without the vote of at least 80% of the voting power of all of our capital stock entitled to vote generally in the election of directors, voting together as a single class. Our bylaws provide that stockholders wishing to nominate a director at an annual meeting or at a special meeting called for the purpose of electing directors or to bring business before any meeting of stockholders must comply with strict advance written notice provisions. Our bylaws also provide that special meetings of stockholders may be called only by the chairman of our board of directors, or certain of our officers, or by resolution of our directors.

        These provisions of our certificate of incorporation and our bylaws could discourage potential acquisition proposals and could delay or prevent a change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. We also intended these provisions to discourage certain types of transactions that may involve an actual or threatened change of control. We designed these provisions to reduce our vulnerability to unsolicited acquisition proposals and to discourage certain tactics that may be used in proxy contests. These provisions, however, could also have the effect of discouraging others from making a tender offer for our shares. As a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. We are permitted to issue shares of our preferred stock without stockholder approval upon such terms as our board of directors determines. Therefore, the rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of our preferred stock that may be issued in the future. In addition, the issuance of preferred stock could have a dilutive effect on the holdings of our current stockholders.

Rights Plan

        In December 2006, our board of directors adopted a stockholder rights plan to replace our stockholder rights plan that expired in November 2006 at the end of its ten-year term. Our plan may have the effect of discouraging, delaying or preventing a merger or acquisition of us that is beneficial to our stockholders by diluting the ability of a potential acquirer to acquire us. Pursuant to the terms of our plan, when a person or group, except under certain circumstances, acquires 15% or more of our outstanding common stock or 10 business days after announcement of a tender or exchange offer for 15% or more of our outstanding common stock, the rights, other than rights held by the person or group who has acquired or announced an offer to acquire 15% or more of our outstanding common stock, would generally become exercisable for shares of our common stock at a discount. Because the potential acquirer's rights would not become exercisable for our shares of common stock at a discount, the potential acquirer would suffer substantial dilution and may lose its ability to acquire us. In addition, the existence of the plan itself may deter a potential acquirer from acquiring us. As a result, either by operation of the plan or by its potential deterrent effect, mergers and acquisitions of us that our stockholders may consider in their best interests may not occur.

        Because the investors in our 2006 private placement transaction own a substantial percentage of our outstanding common stock, our stockholder rights plan provides that such investors and their respective affiliates will be exempt from the stockholder rights plan, unless an investor and its affiliates acquire, after April 4, 2006, more than 1% of our then issued and outstanding common stock, not including the shares of common stock issued to the investors in our 2006 private placement or shares of common stock issued upon exercise of the warrants issued to the investors in the private placement.

Transfer Agent and Registrar

        The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company.

NASDAQ Listing

        Our common stock is listed on the NASDAQ Capital Market under the symbol "TPPH."

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could depress the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

        Upon the closing of this offering, we will have outstanding             shares of common stock, after giving effect to the issuance of             shares of common stock in this offering, assuming no exercise by the underwriters of their over-allotment option, and excluding approximately                        shares of common stock underlying outstanding options and warrants.

        All of these outstanding shares are freely transferable either without restriction or further registration under the Securities Act or under a currently effective registration statement, except for shares held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 under the Securities Act. The sale of shares by our affiliates will be subject to the volume limitations and other restrictions of Rule 144 described below unless registered. All of the common stock held by our directors and executive officers and the holders of additional shares of our common stock will be subject to the lock-up arrangements described below. These shares will be eligible for sale subject to the manner of sale, public information, volume and other limitations of Rule 144, in each case immediately upon expiration of the 180-day lock-up period described below.

Lock-Up Agreements; Restrictions on Transfer

        In connection with this offering, we, our directors and executive officers and the holders of                        additional shares of our common stock have entered into lock-up agreements with the underwriters of this offering. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of common stock may not, directly or indirectly offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC for a period of 180 days from the date of this prospectus. See "Underwriting—Lock-Up Agreements."

Rule 144

        In general, under Rule 144, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately             shares immediately after the offering; and

  •
  the average weekly trading volume of our common stock on the NASDAQ Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

        Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell those shares without complying with the manner of sale, public information, volume limitation and other limitations of Rule 144. The two-year holding period includes the holding period of any prior owner who is not our affiliate. Unless otherwise restricted, shares covered by Rule 144(k) may be sold at any time.

Registration Rights

        In connection with our 2006 private placement, we entered into a registration rights agreement wherein we agreed to use commercially reasonable efforts to effect the registration of the shares sold in the private placement, as well as shares underlying warrants issued in the private placement, within 90 days of closing, and to continuously maintain effectiveness. The registration statement is currently effective and would permit all shares registered thereunder to be sold without restriction. See "Description of Capital Stock—Registration Rights."

Stock Options

        We have filed with the SEC registration statements under the Securities Act covering the shares of common stock reserved for issuance under our 1994 plan, 1998 plan, 2004 equity incentive plan, 2004 directors' plan and 2006 equity incentive plan. As the issuance of shares under each of these plans is registered with SEC, all shares issued under those plans, subject to Rule 144 volume and manner of sale limitations applicable to affiliates and the lock-up agreements described above, will be available for sale in the open market.

Warrants

        The shares of our common stock issued upon exercise of our outstanding warrants will be available for sale in the open market, subject to the lock-up agreements described above. Certain of our warrants may not be exercised to the extent that the holder and its affiliates would beneficially own, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.999% of the outstanding shares of our common stock (including for such purposes the shares of our common stock issuable upon such exercise). This restriction can be waived by the warrantholders upon 61 days written notice.

UNDERWRITING

        We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Needham & Company, LLC and Rodman & Renshaw, LLC are the representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC
Needham & Company, LLC
Rodman & Renshaw, LLC

Total

        The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

        The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $             per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $         per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

  •
  receipt and acceptance of the common stock by the underwriters; and

  •
  the underwriters' right to reject orders in whole or in part.

        Option to Purchase Additional Shares.    We have granted the underwriters an option to purchase up to              additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time and from time to time, in whole or in part, within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above.

        Discount and Commissions.    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

        We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $                  .

	No Exercise	Full Exercise
Per Share	$	$

Total	$	$

        Listing.    Our common stock is listed on the NASDAQ Capital Market under the symbol "TPPH."

        Stabilization.    In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  syndicate covering transactions;

  •
  and purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

        The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares as referred to above.

        A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Capital Market, in the over-the-counter market or otherwise.

        Lock-up Agreements.    We, our directors and executive officers and the holders of             additional shares of our common stock have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 180-day period, we have also agreed not to file any registration statement for, and our executive officers and holders of             shares of our common stock have agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC.

        Indemnification.    We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

        Selling Restrictions.    Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers Securities or has in its possession or distributes the prospectus or any other material.

        Conflicts/Affiliates.    The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us for which services they have received, and may in the future receive, customary fees.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Cooley Godward Kronish LLP, Broomfield, Colorado. Wilmer Cutler Pickering Hale and Dorr LLP is acting as counsel for the underwriters in connection with this offering.

EXPERTS

        Our consolidated financial statements as of December 27, 2006 and December 28, 2005, and for each of the three years in the period ended December 27, 2006, included in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accounting firm as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits to the registration statement for copies of the actual contract, agreement or other document. Additionally, we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

        You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the NASDAQ Capital Market. For further information on obtaining copies of our public filings at the NASDAQ Capital Market, you should call (212) 656-5060.

TAPESTRY PHARMACEUTICALS, INC. AND SUBSIDIARIES

FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
of Tapestry Pharmaceuticals, Inc.

        We have audited the accompanying consolidated balance sheets of Tapestry Pharmaceuticals, Inc. and subsidiaries (a Delaware corporation) (collectively, the "Company") as of December 27, 2006 and December 28, 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the three years in the period ended December 27, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 27, 2006 and December 28, 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 27, 2006, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 to the consolidated financial statements, the Company adopted the Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, on a modified prospective basis as of December 27, 2006.

/s/ Grant Thornton LLP

Denver, Colorado
February 23, 2007

Tapestry Pharmaceuticals, Inc. and Subsidiaries

Consolidated Balance Sheets

As of December 27, 2006 and December 28, 2005

(In thousands, except share data)

	December 27, 2006	December 28, 2005
ASSETS
Current assets:
Cash and cash equivalents	$180	$534
Short-term investments	22,277	13,552
Prepaid expense and other current assets	335	646

Total current assets	22,792	14,732
Property, plant and equipment, net	681	608
Investment in ChromaDex, Inc.	459	451
Other assets	674	683

Total assets	$24,606	$16,474

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$904	$1,024
Accrued payroll and payroll taxes	1,566	1,241
Current portion of long-term debt	115	840

Total current liabilities	2,585	3,105
Long-term debt, excluding current portion	112	2,483
Commitments and contingencies
Stockholders' equity
Preferred stock, $.001 par value; 2,000,000 shares authorized; none issued	—	—
Common stock, $.0075 par value; 100,000,000 shares authorized; 16,374,395 and 3,480,704 shares issued and outstanding at December 27, 2006 and December 28, 2005, respectively	123	26
Additional paid in capital	145,700	118,278
Deferred compensation	—	(114)
Accumulated deficit	(123,914)	(107,262)
Accumulated other comprehensive loss	—	(42)

Total stockholders' equity	21,909	10,886

Total liabilities and stockholders' equity	$24,606	$16,474

See accompanying notes to Consolidated Financial Statements.

Tapestry Pharmaceuticals, Inc. and Subsidiaries

Consolidated Statements of Operations

Years Ended December 27, 2006, December 28, 2005 and December 29, 2004

(In thousands, except per share data)

	2006	2005	2004
Operating expenses:
Research and development	$10,389	$10,630	$13,504
General and administrative	6,974	5,628	7,794

Operating loss	17,363	16,258	21,298
Other income (expense):
Interest and other income	1,296	731	694
Interest and other expense	(518)	(557)	(947)
Impairment charges	—	(1,067)	—

Loss from continuing operations before taxes	(16,585)	(17,151)	(21,551)
Provision for income taxes	(8)	(29)	(4)

Loss from continuing operations	(16,593)	(17,180)	(21,555)
Loss from discontinued operations	(59)	(358)	(2,619)

Net loss	$(16,652)	$(17,538)	$(24,174)

Basic and diluted loss per share from continuing operations	$(1.29)	$(5.04)	$(6.58)

Basic and diluted loss per share from discontinued operations	$—	$(0.11)	$(0.80)

Basic and diluted loss per share	$(1.29)	$(5.15)	$(7.38)

Basic and diluted weighted average shares outstanding	12,909	3,408	3,274

See accompanying notes to Consolidated Financial Statements.

Tapestry Pharmaceuticals, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity and Comprehensive Loss

Years Ended December 27, 2006, December 28, 2005 and December 29, 2004

(In thousands, except share data)

	Number of Common Shares Issued	Common Stock	Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance at December 31, 2003	3,095,395	$24	$111,705	$—	$(65,550)	$—	$(181)	$45,998
Issuance of common stock in connection with private placement, net of issuance costs	200,000	1	4,836	—	—	—	—	4,837
Contributions of 33,564 shares, including 5,431 from treasury, to the ESOP	28,133	—	610	—	—	—	181	791
Issuance of common stock for in-licensing of genomics technology	10,000	—	91	—	—	—	—	91
Issuance of common stock for payment of interest expense	6,143	—	161	—	—	—	—	161
Compensation expense related to options issued to consultants	—	—	141	—	—	—	—	141
Exercise of stock options and warrants	3,869	—	36	—	—	—	—	36
Comprehensive income/(loss)
Unrealized loss on investments	—	—	—	—	—	(101)	—	(101)
Net loss	—	—	—	—	(24,174)	—	—	(24,174)

Comprehensive loss								(24,275)

Balance at December 29, 2004	3,343,540	25	117,580	—	(89,724)	(101)	—	27,780
Contributions of 75,000 shares at $5.60 per share to the ESOP	75,000	1	419	—	—	—	—	420
Issuance of common stock for in-licensing of genomics technology	10,000	—	30	—	—	—	—	30
Compensation expense related to options issued to consultants	—	—	50	—	—	—	—	50
Issuance of common stock for payment of services	4,730	—	17	—	—	—	—	17
Issuance of restricted stock for compensation	42,075	—	151	(151)	—	—	—	—
Amortization of restricted stock grant	—	—	—	37	—	—	—	37
Exercise of stock options and warrants	5,359	—	31	—	—	—	—	31
Comprehensive income/(loss)
Unrealized gain on investments	—	—	—	—	—	59	—	59
Net loss	—	—	—	—	(17,538)	—	—	(17,538)

Comprehensive loss								(17,479)

Balance at December 28, 2005	3,480,704	26	118,278	(114)	(107,262)	(42)	—	10,886
Contribution of 100,000 shares at $3.88 per share and 2,479 shares at $1.87 per share to the ESOP	102,479	1	392	—	—	—	—	393
Compensation expense related to options	—	—	3,382	—	—	—	—	3,382
Amortization of restricted stock grants	—	—	94	—	—	—	—	94
Issuance of common stock in connection with private placement, net of issuance costs	12,750,000	96	23,655	—	—	—	—	23,751
Reclassification of deferred compensation to additional paid-in capital upon adoption of SFAS No. 123(R)	—	—	(114)	114	—	—	—	—
Issuance of restricted stock for compensation	10,000	—	—	—	—	—	—	—
Cancellation of restricted stock	(3,517)	—	(5)	—	—	—	—	(5)
Issuance of common stock for payment of services	34,729	—	18	—	—	—	—	18
Comprehensive income/(loss)
Unrealized gain on investments	—	—	—	—	—	42	—	42
Net loss	—	—	—	—	(16,652)	—	—	(16,652)

Comprehensive loss	—	—	—	—	—	—	—	(16,610)

Balance at December 27, 2006	16,374,395	$123	$145,700	$—	$(123,914)	$—	$—	$21,909

Tapestry Pharmaceuticals, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 27, 2006, December 28, 2005 and December 29, 2004

	2006	2005	2004
Operating activities:
Net loss	$(16,652)	$(17,538)	$(24,174)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	215	263	475
Amortization of debt issue costs and debt discount	479	579	630
Amortization of investment (discount)/premium	(329)	240	257
License fee paid with common stock	—	30	8
Compensation paid with common stock and options	3,534	105	141
Retirement contributions paid with common stock	393	420	791
Interest expense paid with common stock	—	—	30
Impairment charges	—	1,067	—
(Gain)/loss on sale of investments	38	(27)	—
Investment in ChromaDex, Inc.	(8)	—	—
Loss on disposal of assets	—	38	—
Asset writedown associated with discontinued operations	—	—	1,440
Changes in operating assets and liabilities:
Accounts receivable	—	—	1,495
Prepaid expense and other assets	320	(64)	247
Accounts payable and accrued liabilities	(164)	(2,095)	(87)
Accrued payroll and payroll taxes	324	(776)	(589)

Net cash used in operating activities	(11,850)	(17,758)	(19,336)
Investing activities:
Additions to property, plant and equipment	(290)	(240)	(161)
Proceeds from the sale of assets	2	15	—
Proceeds from sale of assets held for sale	—	104	—
Purchases of investments	(77,178)	(26,179)	(79,429)
Proceeds from sale of investments	68,786	46,481	93,563

Net cash (used in) provided by investing activities	(8,680)	20,181	13,973
Financing activities:
Proceeds from the sale of common stock, net of issuance costs	23,751	—	4,837
Proceeds from notes payable	289	—	—
Payments of notes payable	(3,864)	(3,633)	(78)
Proceeds from the exercise of common stock options and warrants	—	31	36

Net cash provided by (used in) financing activities	20,176	(3,602)	4,795

Net decrease in cash and cash equivalents	(354)	(1,179)	(568)
Cash and cash equivalents at beginning of period	534	1,713	2,281

Cash and cash equivalents at end of period	$180	$534	$1,713

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$137	$168
Cash paid for income taxes	—	—	650
Supplemental schedule of non-cash investing and financing activities:
Receipt of 46,503 shares of ChromaDex, Inc. common stock	$8	$—	$—
Issuance of 42,075 shares of common stock for compensation	—	114	—
Issuance of 6,143 shares of common stock for payment of accrued interest	—	—	131
Issuance of 10,000 shares of common stock for prepayment of license fee	—	—	83
Settlement of convertible debentures by issuance of note payable, net of discount	—	3,375	—

See accompanying notes to Consolidated Financial Statements.

Tapestry Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Description of Business

        Tapestry Pharmaceuticals, Inc. together with its subsidiaries (referred to herein as "Tapestry" or the "Company") is a pharmaceutical company focused on the development of proprietary therapies for the treatment of cancer. It is also engaged in evaluating the in-licensing or purchasing of new therapeutic agents and/or related technologies. The Company's evaluation of new products and technologies may involve the examination of individual molecules, classes of compounds, or platform technologies. Acquisitions of new products or technologies may involve the purchase or licensing of such products or technologies, or the acquisition of, or merger with, other companies.

        Except for the sale of the paclitaxel business on December 12, 2003, the Company has incurred net losses since inception and will likely incur additional losses for the foreseeable future. Tapestry was incorporated as a Washington corporation in 1991, and reincorporated as a Delaware corporation in 1993.

Principles of Consolidation

        The consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America, include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances have been eliminated in consolidation.

Fiscal Year

        The Company reports on a 52 or 53 week year ending on the last Wednesday closest to December 31.

Liquidity

        The Company has no revenue and has incurred a net loss of approximately $16.7 million, $17.5 million and $24.2 million in 2006, 2005 and 2004, respectively. In addition, the Company has an accumulated deficit of $123.9 million as of December 27, 2006. As of December 27, 2006, the Company had a working capital balance of $20.2 million compared to a working capital balance of $11.6 million at December 28, 2005. As of December 27, 2006, the Company had cash and short-term investments totaling $22.5 million. Through December 27, 2006, the Company has funded its capital requirements primarily with the net proceeds of public offerings of common stock, with private placements of equity securities, with the exercise of warrants and options, and with debt. The Company has also funded its capital requirements with the gross proceeds of the sale of its paclitaxel business (approximately $71.7 million) to Mayne Pharma (USA) Inc. (f/k/a Faulding Pharmaceutical, Inc.), a subsidiary of Mayne Group Limited, on December 12, 2003.

        The Company anticipates that its existing capital resources will enable it to continue operations for at least the next twelve months. However, the Company's capital requirements have been and will continue to be significant. To bring the Company's various programs to completion will require the Company to raise additional capital in the near future. The Company cannot assure you that it will be able to obtain additional capital on terms that will be acceptable to the Company. In addition, the Company may seek to in-license or purchase new products or technologies. The cost and related capital expenditures of acquiring and developing such resources may be significant, and the Company may not be able to obtain capital for the development of these products or technologies. Should the Company be unable to raise the needed capital, the Company may be required to discontinue, shutdown or cease operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Reverse Stock Split and Nasdaq Listing

        On February 25, 2005, the Company received notice from the Nasdaq Stock Market, Inc. that its common stock had not met the $1 per share minimum bid price requirement for 30 consecutive business days and that, if the Company was unable to demonstrate compliance with this requirement during the applicable grace periods, its common stock would be delisted after that time. On February 6, 2006, the Company effectuated a one for ten reverse stock split to regain compliance with this listing requirement. Since the reverse stock split was effectuated, the closing bid price of its common stock has remained above $1.00 in compliance with the minimum bid price requirement.

Cash, Cash Equivalents and Investments

        Cash and cash equivalents includes all highly liquid investments with maturities of 90 days or less when purchased. The carrying amounts of cash and cash equivalents approximate their fair values. Short-term investments consist of commercial paper, investment grade government agency, auction rate, and corporate debt securities due within one year. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such investments represent the investment of cash that is available for current operations. The Company's investments in auction rate securities are recorded at cost, which approximates fair market value. In accordance with ARB 43, "Restatement and Revision of Accounting Research Bulletins," despite the long-term nature of their stated contractual maturities, the Company has the ability and the intent to liquidate investments in auction rate securities within six months and therefore has classified these investments as short term. The Company's investments are classified as available-for-sale, and are reported at market value as of the balance sheet date. Interest income is recognized when earned. The unrealized gains and losses are reported as a separate component of stockholder's equity until the security is sold or until a decline in fair value is determined to be other than temporary. See "Note 3, Investments," for further information on investments.

        The Company's investment in ChromaDex, Inc. is accounted for under the cost method. Under the cost method, the investment is carried at cost and adjusted only for other-than-temporary declines in fair value, distributions of earnings or additional investments. See "Note 12. Investment in ChromaDex, Inc.," for further information on ChromaDex.

Financial Instruments

        Cash and cash equivalents, accounts payable and long-term debt are carried at cost, which approximates fair value.

Impairment of Long-Lived Assets

        Long-lived assets, including fixed assets and intangible assets are periodically monitored and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. If the sum of the undiscounted cash flows is less than the carrying value, an impairment loss will be recognized, measured as the amount by which the carrying value exceeds the fair value of the asset. See "Note 2. Discontinued Operations,", "Note 5. Other Assets," and "Note 12. Investment in ChromaDex, Inc.."

Depreciation and Amortization

        Depreciation of laboratory equipment, and furniture, fixtures and office equipment is computed using the straight-line method over estimated useful lives ranging from three to seven years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the improvements' estimated useful life or remaining lease term. Maintenance and repairs that do not materially improve or extend the lives of the respective assets are expensed as incurred.

Intangible Assets

        Intangible assets consist solely of acquired intellectual property and are amortized using the straight-line method over their estimated period of benefit, ranging from five to fifteen years. The Company annually evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that an impairment exists. In connection with the preparation of its financial statements for 2004, the Company determined that its intangible assets relating to acquired patents used in the Genomics division were impaired and recorded an impairment loss of $1.1 million. See "Note 2. Discontinued Operations."

Share-Based Compensation

        As of December 27, 2006, the Company had five equity incentive plans (the "Plans"); the 1994 Long-Term Performance Incentive Plan, the 1998 Stock Incentive Plan, the 2004 Equity Incentive Plan, the 2004 Non-Employee Director's Stock Option Plan, and the 2006 Equity Incentive Plan (the "2006 Incentive Plan"), which was approved by shareholders on April 4, 2006. As a result of the approval of the 2006 Equity Incentive Plan, the 1994 Long-Term Performance Incentive Plan, the 1998 Stock Incentive Plan, the 2004 Equity Incentive Plan, and the 2004 Non-Employee Director's Stock Option Plan were suspended and any remaining shares eligible for issuance were cancelled.

        On December 29, 2005, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock based on estimated fair values. SFAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under the provisions of APB 25 and its related interpretations, no compensation expense was recognized with respect to the grant to employees of options to purchase the Company's common stock when such stock options were granted with exercise prices equal to or greater than market value of the underlying common stock on the date of grant.

        The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of December 29, 2005, the first day of the Company's 2006 fiscal year. The Company's Consolidated Financial Statements as of and for the fiscal year ended December 27, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the fiscal year ended December 27, 2006 was $3.4 million or $.26 basic and diluted loss per share from continuing operations. Included in the stock-based compensation expense for the fiscal year ended December 27, 2006, is a one time non-cash fixed period charge in the amount of $381,000, as a result of the modification of vested options on April 4, 2006 as discussed in Note 8. "Equity Incentive Plans." The stock-based compensation expense is calculated on a straight-line basis over the vesting periods of the related options. This charge had no impact on the Company's reported cash flows.

        For the periods ended December 28, 2005 and December 29, 2004, the Company recorded approximately $50,000 and $141,000, respectively of stock compensation expense pursuant to APB 25 associated with the amortization of deferred stock compensation related to the vesting of stock options that were granted to consultants for services rendered to the Company. The breakdown of total stock-based compensation by expense category is as follows (in thousands):

	Year Ended
	December 27, 2006	December 28, 2005	December 29, 2004
Research and development	$1,410	$36	$72
General and administrative	1,940	11	9
Discontinued operations	57	3	60

	$3,407	$50	$141

        Under the modified prospective method of transition under SFAS 123(R), the Company is not required to restate its prior period financial statements to reflect expensing of share-based compensation under SFAS 123(R). Therefore, the results for the period ended December 27, 2006 are not directly comparable to prior year periods. As required by SFAS 123(R), the Company has presented pro forma disclosures of its net loss and net loss per share for the prior year period assuming the estimated fair value of the options granted prior to December 28, 2005 is amortized to expense over the option-vesting period as illustrated below (in thousands):

	December 28, 2005	December 29, 2004
Net loss, as reported	$(17,538)	$(24,174)
Add: Stock-based employee compensation expense included in reported net loss	50	141
Less: Total stock-based compensation expense determined under fair value based methods for all options granted	(2,954)	(3,947)

Pro forma net loss	$(20,442)	$(27,980)

Net loss per share:
Basic and diluted—as reported	$(5.15)	$(7.38)

Basic and diluted—pro forma	$(6.00)	$(8.55)

        For purposes of the disclosure in the foregoing table and for purposes of determining estimated fair value under SFAS 123(R), the Company has computed the estimated fair values of all share-based compensation using the Black-Scholes option pricing model and has applied the assumptions set forth in the following table. The Company calculated the estimated life of each employee stock option granted in fiscal 2006 based on the average life of the option estimated by reference to the historical average lives of options issued by the Company since its initial public offering in 1994. The risk free rate of return and the historical volatility were also based on the average life of the option estimated by reference to the historical average lives of options issued by the Company since inception. As SFAS 123(R) requires that stock-based compensation expense be based on awards that are ultimately expected to vest, stock-based compensation for the year ended December 27, 2006 has been reduced for estimated forfeitures. When estimating forfeitures, the Company takes into consideration both voluntary and involuntary terminations, as well as trends of actual option forfeitures. Prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

	Risk-Free Interest Rate	Dividend Yield	Volatility Factor	Weighted- Average Option Life (Years)
Fiscal Year 2006	4.66% - 5.18%	0%	108.82% - 121.86%	3.35 - 5.78
Fiscal Year 2005	3.58% - 4.27%	0%	113.17% - 123.33%	5
Fiscal Year 2004	2.51% - 3.81%	0%	102.8% - 127.0%	4 - 6

        The Black-Scholes option-pricing model requires the input of highly subjective assumptions. The Company's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. Management will continue to assess the assumptions and methodologies used to calculate estimated fair value of share-based compensation. Circumstances may change and additional data may become available over time, thereby resulting in changes to these assumptions and methodologies. These changes could materially impact the Company's fair value determination.

        A summary of option activity under the Plans as of December 27, 2006 is presented below:

Summary Details for Plan Share Options

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
			(Years)	(in millions)
Outstanding Balance, December 31, 2003	698,445	$42.60
Granted	166,305	13.10
Exercised	(3,868)	9.30
Forfeited or expired	(33,172)	31.40

Outstanding Balance, December 29, 2004	827,710	37.30
Granted	47,060	6.30
Exercised	(5,434)	5.90
Forfeited or expired	(144,534)	31.50

Outstanding Balance, December 28, 2005	724,802	36.70
Granted	5,741,597	3.47
Exercised	—	—
Forfeited or expired	(661,106)	37.33

Outstanding Balance, December 27, 2006	5,805,293	$3.83	8.86	$—

Exercisable shares as of December 27, 2006	597,665	$7.35	4.25	$—

        Included in the number of stock options granted and forfeited in the table above during the period ended December 27, 2006, are 626,568 stock options that were cancelled and reissued as a result of the repricing of outstanding stock options as described in Note 8. Equity Incentive Plans.

        A summary of the status of the Company unvested shares as of December 27, 2006, and changes during the period then ended is presented below:

Unvested Shares Issued Under the Plan

	Unvested Shares	Weighted- Average Grant-Date Fair Value
Unvested balance, December 28, 2005	286,268	$32.15
Granted	5,741,597	3.81
Vested	(557,112)	5.86
Forfeited or expired	(263,125)	39.28

Unvested balance, December 27, 2006	5,207,628	$2.79

        Included in the number of stock options granted and forfeited in the table above during the period ended December 27, 2006, are 248,856 stock options that were cancelled and reissued as a result of the repricing of outstanding stock options as described in Note 8. Equity Incentive Plans.

        As of December 27, 2006, there was $11.9 million of total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Plans. Total unrecognized compensation expense will be recognized over a weighted-average period of approximately 4.5 years.

        On November 10, 2005, the FASB issued FASB Staff Position No. 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The Company has elected to adopt the shortcut method provided in the FASB Staff Position for determining the initial pool of excess tax benefits available to absorb tax deficiencies related to stock-based compensation subsequent to the adoption of SFAS 123(R). The shortcut method includes simplified procedures to establish the beginning balance of the pool of excess tax benefits (the "APIC Tax Pool") and to determine the subsequent effect on the APIC Tax Pool and Consolidated Cash Flow Statements of the tax effects of employee stock-based compensation awards.

Revenue Recognition

        With the sale of the paclitaxel business, the Company does not anticipate having any significant product sales or license fee income for the foreseeable future. Revenue associated with the paclitaxel business is included in discontinued operations.

Research and Development

        Research and development costs are expensed as they are incurred.

Patent Cost

        All costs incurred in obtaining, prosecuting and enforcing patents are expensed as they are incurred.

Net Income (Loss) Per Share

        Basic earnings per share is measured as the income or loss available to common stockholders divided by the weighted average outstanding common shares for the period. Diluted earnings per share is similar to basic earnings per share but presents the dilutive effect on a per share basis of potential common shares (e.g. stock options, warrants and convertible securities) as if they had been converted at the beginning of the periods presented. Potential common shares that have an antidilutive effect are excluded from diluted earnings per share. Net loss per common share is computed using the weighted average number of shares of common stock outstanding. Potential common shares from stock options, warrants and convertible securities have been excluded from the computation of diluted earnings per share due to net losses from continuing operations in 2006, 2005, and 2004 as their effect is antidilutive.

        Securities that could potentially dilute basic earnings per share that were not included in the computation of diluted earnings per share because to do so would be antidilutive, amounted to 18,705,000, 724,802 and 831,696 shares at December 27, 2006, December 28, 2005, and December 29, 2004, respectively.

Comprehensive Income

        Under Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income," the Company is required to display comprehensive income (loss) and its components as part of the financial statements. The Company has displayed its comprehensive income (loss) as part of the Consolidated Statements of Stockholders' Equity and Comprehensive Loss. Other comprehensive loss for 2006 includes net unrealized losses on available-for-sale securities that are excluded from net loss. The activity of other comprehensive loss is as follows (in thousands):

	December 27, 2006	December 28, 2005	December 29, 2004
Net loss, as reported	$(16,652)	$(17,538)	$(24,174)
Unrealized gain (loss) on available-for-sale securities	42	179	(101)
Reclassification adjustment for losses included in net loss	—	(120)	—

Comprehensive net loss	$(16,610)	$(17,479)	$(24,275)

Estimates and Assumptions

        The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates are used when determining useful lives for depreciation and amortization, assessing the need for impairment charges, accounting for income taxes, stock based compensation and various others items. The Company evaluates these estimates and judgments on an ongoing basis and bases its estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

        On June 9, 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 must be adopted for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date SFAS No. 154 is issued. The adoption of SFAS No. 154 did not have a material impact on the Company's financial results.

        In July 2006, the Financial Accounting Standards Board issued FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109." Interpretation 48, which clarifies Statement 109, "Accounting for Income Taxes," establishes the criterion that an individual tax position has to meet for some or all of the benefits of that position to be recognized in the Company's financial statements. On initial application, Interpretation 48 will be applied to all tax positions for which the statute of limitations remains open. Only tax positions that meet the more-likely-than-not recognition threshold at the adoption date will be recognized or continue to be recognized. The cumulative effect of applying Interpretation 48 will be reported as an adjustment to retained earnings at the beginning of the period in which it is adopted.

        Interpretation 48 is effective for fiscal years beginning after December 15, 2006, and will be adopted by the Company on December 28, 2006. The Company currently does not believe that the adoption of Interpretation 48 will have a significant effect on its financial statements.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This pronouncement applies to other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will be required to adopt SFAS No. 157 in the first quarter of fiscal year 2008. Management has not yet determined the impact of adopting this statement.

Note 2. Discontinued Operations

Closure of the Genomics Division

        On November 16, 2004, the Company decided to discontinue research on its genomics programs, other than the Huntington's Disease program, and to seek a buyer of these programs. The Huntington's Disease program was terminated in January 2006.

        As a result of the decision to close the Genomics division, the Company recorded a charge of $1.7 million primarily relating to an impairment of intangible assets acquired in connection with the December 2002 acquisition of the genomics business of Pangene Corporation ($1.1 million), a charge for fixed assets likely to be disposed of at less than their book value ($150,000), severance costs ($250,000), and lease termination costs ($200,000). Additional expenses related to the exit of the Genomics division were charged to discontinued operations as incurred in 2005 ($358,000).

        Net losses related to the Genomics division that are included in discontinued operations totaled $59,000, $358,000 and $5.7 million in 2006, 2005 and 2004, respectively. No material revenue was previously recognized in this division.

Sale of Paclitaxel Business

        On December 12, 2003, the Company sold its worldwide generic injectable paclitaxel business to Mayne Pharma for cash in the amount of $71.7 million minus an inventory adjustment of $4.6 million to reflect the Company's actual inventory as of the closing. The sale resulted in a gain of $54.6 million before taxes (net of an $183,000 tax provision relating to utilization of net operating losses created by stock option exercises), and $54.1 million after taxes. Approximately $21.9 million of the proceeds of the purchase price was paid to Abbott Laboratories to retire all outstanding debt, interest and payables the Company owed to Abbott. The assets sold to Mayne Pharma included paclitaxel manufacturing assets, yew plantations, domestic and international issued and pending paclitaxel patents, a worldwide registration dossier, worldwide development and supply agreements, inventories and settlement of accounts receivable. The Company retained all of its intellectual property not used in connection with the business sold. This transaction with Mayne Pharma provided that the Company was entitled to a portion of the cash proceeds received in connection with a patent infringement lawsuit against Mylan Laboratories, Inc. This lawsuit was settled in July 2004 and the Company received $3.0 million as its share of the proceeds.

        The paclitaxel business has been reported as a discontinued operation and results from prior years have been reclassified to reflect this. There were no product sales and net income of $3.0 million related to the paclitaxel business in 2004. The paclitaxel income in 2004 consisted of the $3.0 million patent infringement settlement with Mylan Laboratories and a $250,000 business interruption insurance claim filed and collected in 2004 for losses sustained in the third quarter of 2003 from a hurricane that disrupted operations of a contract manufacturer employed by Tapestry, offset by taxes owed in connection with the operation of the Company's yew plantations.

Note 3. Investments

        Short-term investments consist of investment grade government agency, auction rate, and corporate debt securities due within one year. The Company's investments in auction rate securities are recorded at cost, which approximates fair market value. In accordance with ARB 43, "Restatement and Revision of Accounting Research Bulletins," despite the long-term nature of their stated contractual maturities, the Company has the ability and intent to liquidate investments in auction rate securities within six months and therefore has classified these investments as short-term. All investments are classified as available-for-sale and are recorded at market value. Unrealized gains and losses are treated as a separate component of stockholders' equity until the security is sold or until a decline in fair value market value is determined to be other than temporary. As of December 27, 2006 and December 28, 2005, the amortized cost basis, aggregate fair value and gross unrealized holding gains and losses by major security type of investment classified as available-for-sale are as follows (in thousands):

Security Type	Amortized Cost	Unrealized Losses	Fair Value
December 27, 2006
Auction rate securities	$9,000	$—	$9,000
Commercial paper	1,977	—	1,977
Corporate debt securities	5,100	—	5,100
Government agencies	6,200	—	6,200

Total investments	$22,277	$—	$22,277

December 28, 2005
Auction rate securities	$8,750	$—	$8,750
Corporate debt securities	4,844	(42)	4,802

Total investments	$13,594	$(42)	$13,552

Note 4. Property, Plant and Equipment

      Property and equipment consists of the following (in thousands):

	December 27, 2006	December 28, 2005
Furniture, fixtures and office equipment	$555	$545
Laboratory equipment	676	652
Leasehold improvements	56	56
Construction in progress	265	21

	1,552	1,274
Less: Accumulated depreciation	(871)	(666)

Property, plant and equipment, net	$681	$608

        Included in construction in progress is equipment purchased under a capital lease that will be installed and ready for use in January 2007. See "Note 6. Debt."

Note 5. Other Assets

        Deposits as of December 27, 2006 and December 28, 2005 primarily consist of rent deposits of the Company's three facilities. In 2005, a portion of the Company's deposit at its New York office was returned per the terms of the lease. Land, valued at $718,000, had previously been purchased and held for expansion of the Company's paclitaxel manufacturing facilities. In accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets," during 2005, the Company recognized an impairment charge on the carrying value of its land of $104,000 to revalue it to an estimated fair market value of $614,000.

        Other assets consist of the following (in thousands):

	December 27, 2006	December 28, 2005
Deposits	$60	$69
Land	614	614

	$674	$683

Note 6. Debt

      A summary of the components of debt, net of discount, is as follows (in thousands):

	December 27, 2006	December 28, 2005
TL Ventures notes payable(a)	$—	$3,323
Capital lease(b)	227	—

	227	3,323
Less: Current portion	(115)	(840)

	$112	$2,483

a)
TL Ventures note payable—In 2005, the Company entered into an agreement with TL Ventures V, L.P, and one of its affiliated funds providing for a complete settlement of historical litigation, a mutual release of claims and the payment of approximately $3.2 million in cash and the issuance by the Company of promissory notes in an aggregate amount of $4.7 million in exchange for delivery of $8.0 million of 4% convertible subordinated debentures that were held by TL Ventures. The notes did not bear interest, were not convertible and were payable in monthly installments of $110,000 in 2006 and $150,000 in 2007, with a final payment of $1.0 million due on January 31, 2008. Accrued interest of approximately $134,000 was included in the cash payment made with the closing. The Company recorded a discount on the note attributable to the fair value of interest in the amount of $1.3 million and the discount was allocated between the current and long-term portions of the note. An interest rate of 18.0% was used to impute the discount. The Company recorded the obligation resulting from the settlement on its balance sheet as of December 29, 2004. No gain or loss was recognized in connection with the settlement. The unamortized discount on the TL Ventures note was $797,000 at December 28, 2005. The discount reduced the current portion of the note by $480,000 and the long-term portion by $317,000 at December 28, 2005.

  On November 16, 2006, the Company repurchased the promissory notes, which had an outstanding principal value of $3.0 million at the time of purchase for an aggregate payment to TL Ventures of

  $2.7 million in cash. Repurchase of the Notes did not have a material impact on its financial results.

b)
Capital lease—The Company leases equipment under a capital lease. The capital lease does not bear interest and is payable in monthly installments of $11,000 in 2007 and 2008. The Company recorded a discount on the capital lease attributable to the fair value of interest in the amount of $23,000 and the discount was allocated between the current and long-term portions of the lease. An interest rate of 11.5% was used to impute the discount.

Note 7. Stockholders' Equity

Stockholder Rights Plan

        In December 2006, the Company adopted a stockholder rights plan to replace its stockholder rights plan that expired in November 2006 at the end of its ten-year term. Pursuant to the terms of the plan, when a person or group, except under certain circumstances, acquires 15% or more of the Company's outstanding common stock or 10 business days after announcement of a tender or exchange offer for 15% or more of the Company's outstanding common stock, the rights (except those rights held by the person or group who has acquired or announced an offer to acquire 15% or more of its outstanding common stock) would generally become exercisable for shares of its common stock at a discount. Because the potential acquirer's rights would not become exercisable for shares of common stock at a discount, the potential acquirer would suffer substantial dilution and may lose its ability to acquire the Company. In addition, the existence of the plan itself may deter a potential acquirer from acquiring the Company. As a result, either by operation of the plan or by its potential deterrent effect, mergers and acquisitions of the Company that its stockholders may consider in their best interests may not occur.

        Because the investors in the Private Placement described below own a substantial percentage of the Company's outstanding common stock, the stockholder rights plan provides that such investors and their respective affiliates will be exempt from the stockholder rights plan, unless an investor and its affiliates acquire, after April 4, 2006, more than 1% of the Company's then issued and outstanding common stock, not including the shares of common stock issued to the investors in the Private Placement or shares of common stock issued upon exercise of the warrants issued to the investors in the Private Placement.

Private Placement

        On April 6, 2006, the Company sold an aggregate of 12,750,000 shares of common stock and warrants to purchase up to 12,750,000 shares of common stock (the "Private Placement"), for a total of $25.5 million (excluding any proceeds that might be received upon exercise of the warrants) or approximately $23.8 million, net of the placement agent fees and other expenses. The purchase price was $2.00 per share of common stock, and each warrant to purchase common stock has an exercise price equal to $2.40 per share. The Company may call up to 20% of the outstanding warrants during any three month period if certain conditions are satisfied, including the trading price of its common stock exceeding $4.80 for 20 consecutive trading days. Up to half of the warrants may be exercised on a cashless or net exercise basis. There can be no assurance, however, that the Company will receive funds from the exercise of warrants.

        In addition, the Company issued warrants to purchase 50,000 shares of common stock to a financial advisor and issued warrants to purchase 100,000 shares of common stock to an outside consultant as a finders' fee on substantially similar terms as the warrants issued under the Purchase Agreement. The value of these warrants of $472,000 was determined using the Black-Scholes model and is considered a non-cash private placement expense.

        Pursuant to the terms of a registration rights agreement entered into by the Company at the closing of the Private Placement, the Company filed with the SEC a registration statement on Form S-3 covering the resale of the common stock sold to investors in the Private Placement. The registration rights agreement provides, among other things, that the Company will use commercially reasonable efforts to effect the registration of the securities within 90 days of closing, and to continuously maintain effectiveness. If sales cannot be made under the registration statement (other than for certain periods when the Company is permitted under the agreement to suspend use of the registration statement when it has delayed disclosure of material nonpublic information) then the Company is obligated to pay each investor liquidated damages, in cash, equal to 1.5% per 30 day period (or pro rata for a portion thereof) of the aggregate purchase price paid by such investor. The SEC declared the Company's Form S-3 effective on May 18, 2006, which was within 90 days of closing.

        The Company views the registration rights agreement containing the liquidated damages provision as a separate freestanding contract as discussed in Emerging Issues Task Force ("EITF") Issue No. 05-4, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," and that the registration rights agreement has nominal value. Under this approach, the registration rights agreement is accounted for separately from the financial instrument in accordance with SFAS 133 "Accounting for Derivative Instruments and Hedging Activities." Accordingly, the classification of the warrants has been determined under EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," and the warrants have been accounted for as permanent equity.

        The Company has valued the liquidated damages provision of the registration rights agreement at nominal value. In determining this as the fair value, the Company considered the following factors. The agreement provides that there is a 90-day period to have the registration statement declared effective before liquidated damages apply. The Company believed at the closing of the Private Placement it was probable the registration statement would be declared effective within the 90-day period. The registration statement was declared effective in less than 90 days and in the same fiscal quarter as the closing of the Private Placement, and therefore the Company was aware that there was no value to the liquidate damages provision for the initial 90 day period. The liquidated damages provision would only have value in the future if sales may not be made thereunder for periods other than as permitted thereunder. The Company believes the events that would lead to sales being unable to be made under the registration statement for periods other than as permitted are unlikely to occur. In future periods, should the Company conclude that it is probable, as defined in SFAS No. 5, "Accounting for Contingencies," that a liability for liquidated damages will occur, the Company will record the estimated cash value of the liquidated damages liability at that time.

Restricted Stock

        In September 2005, the Company initiated a retention incentive program for non-executive employees that consisted of a grant of approximately 43,814 shares of restricted stock of the Company's common stock under its equity incentive plans to vest at future dates, as well as a cash component related to the individual tax effects of the program. To date, under the program, 5,256 shares have been surrendered due to employees leaving employment with the Company. The stock component of the program includes 18,463 shares that vested on September 6, 2006 and 20,095 additional shares to vest on September 6, 2007, contingent upon participants being employed by the Company on those dates. The total value of the common stock component of the program is $139,000 (net of terminations) based on the value of the underlying common stock at the date of grant. During the periods ended December 27, 2006 and December 28, 2005, $78,000 and $37,000, respectively, of expense related to the program was recognized. The remaining expense associated with the program will be recognized over the remaining vesting period, through September 2007.

Warrants

        The following summarizes warrant activity:

	Warrants	Exercise Price	Expiration Date
Outstanding at December 28, 2005	—	—	—
Issued	12,900,000	$2.40	2011
Expired	—	—	—

Outstanding at December 27, 2006	12,900,000

Note 8. Equity Incentive Plans

        As of December 27, 2006, the Company had five equity incentive plans; the 1994 Long-Term Performance Incentive Plan, the 1998 Stock Incentive Plan, the 2004 Equity Incentive Plan, the 2004 Non-Employee Director's Stock Option Plan and the 2006 Equity Incentive Plan, which was approved by shareholders on April 4, 2006.

        As a result of the approval of the 2006 Equity Incentive Plan, the 1994 Long-Term Performance Incentive Plan, the 1998 Stock Incentive Plan, the 2004 Equity Incentive Plan, and the 2004 Non-Employee Director's Stock Option Plan were suspended and any remaining shares eligible for issuance were cancelled.

Non-plan Stock Options

        In January 1994, the Company granted to four outside directors options to purchase 2,700 shares of common stock that were immediately exercisable and expired in January 2004. In September 1997, the Company granted to its employees options to purchase 2,007 shares of common stock, which vested over a two year period and that expire in September 2007.

1994 Long-Term Performance Incentive Plan

        The Company has a 1994 Long-Term Performance Incentive Plan (the "1994 Plan") which was approved by stockholders in July 1994. The 1994 Plan initially authorized 37,500 shares for issuance. Stockholders subsequently approved increases in the number of authorized shares to 660,000 shares. The 1994 Plan provides for granting to employees and other key individuals who perform services for the Company the following types of incentive awards: stock options, stock appreciation rights, restricted stock, performance grants and other types of awards that the Compensation Committee deems to be consistent with the purposes of the 1994 Plan. In April 2004, in accordance with the terms of the 1994 Plan, the Company's Board of Directors extended the termination date of the 1994 Plan for an additional five years through July 2009 for the purpose of granting awards thereunder, other than incentive stock options, and suspended provisions relating to the granting of options to non-employee directors.

The 1998 Stock Incentive Plan

        In 1998, the Board of Directors adopted the 1998 Stock Incentive Plan (formerly known as the "1998 Stock Option Plan") (the "1998 Plan") to provide awards of stock options, stock appreciation rights, restricted stock, performance grants, or any other type of award deemed by the Board of Directors or its designated committee to employees and other individuals who perform services for the Company. The 1998 Plan provides for option grants designated as nonqualified stock options or incentive stock options. Originally, 12,500 shares were authorized for issuance under the 1998 Plan. The Board of Directors approved increases in the number of authorized shares in amendments to the 1998 Plan made through 2002 which increased the number of shares authorized to 192,500. Under the terms of the 1998 Plan, stock options cannot be granted to persons who are Tapestry officers subject to Section 16 of the Securities Exchange Act of 1934, as amended, (unless granted to officers not previously employed by Tapestry, as an inducement essential to such officers entering into employment contracts with the Company) or to Tapestry directors. Options granted under the 1998 Plan typically vest 25% after each anniversary date of the grant, and expire ten years from the date of grant. The exercise price for stock options issued under the 1998 Plan is equal to the fair market value of the Company's common stock on the date of grant.

2004 Equity Incentive Plan

        In 2004, shareholders adopted the 2004 Equity Incentive Plan (the "2004 EIP Plan") to provide awards of stock options, stock appreciation rights, restricted stock, performance grants, or any other type of award deemed by the Board of Directors or its designated committee to employees and other individuals who perform services for the Company. The 2004 EIP Plan provides for option grants designated as nonqualified stock options or incentive stock options. The 2004 EIP Plan authorized 200,000 shares for issuance thereunder. The 2004 Equity Incentive Plan was amended effective June 2005 to increase the number of shares to 400,000. Under the terms of the 2004 EIP Plan, stock options cannot be granted to Tapestry non-employee directors. Options granted under the 2004 EIP Plan are subject to vesting, and expire ten years from the date of grant. Vesting is determined at the time of the grant, which is typically four years. The exercise price for stock options issued under the 2004 EIP Plan is equal to the fair market value of the Company's common stock on the date of grant.

2004 Non-Employee Directors' Stock Option Plan

        In 2004, shareholders adopted the 2004 Non-Employee Directors' Stock Option Plan (the "2004 Directors' Plan") to provide for automatic and discretionary grants of stock options to members of the Company's Board of Directors who are not employees of the Company. Options granted under the 2004 Directors' Plan are intended to be nonstatutory stock options that do not qualify as incentive stock options. The 2004 Directors' Plan originally authorized 40,000 shares of common stock for issuance. Options granted automatically under the 2004 Directors' Plan vest after the first anniversary date of the grant, and expire ten years from the date of grant. Options may also be granted under the 2004 Directors' Plan at the discretion of the Board on such terms as the Board determines, subject to limitations of the 2004 Directors' Plan. The exercise price for stock options issued under the 2004 Directors' Plan is equal to the fair market value of the Company's common stock on the date of grant. Each person who is not an employee and (i) who is elected or re-elected as a director by the stockholders at any annual meeting of stockholders, (ii) who continues as a director following an annual meeting of stockholders at which such director is not subject to re-election or (iii) is appointed as a director in accordance with Company bylaws following an annual meeting, upon such election or appointment, will receive, as of the business day following the date of each such election or appointment, a non-qualified option to purchase 1,000 shares of common stock. The 2004 Directors' Plan also provides for annual automatic grants of options to purchase 1,000 shares to the chairs of the Board of Directors' Audit, Compensation, Nominating and Corporate Governance, and Research and Development committees. The 2004 Directors' Plan provides for an automatic grant of non-qualified stock options to purchase 750 shares of common stock to members of the Research and Development committee upon their initial appointment to the committee, and an automatic grant of non-qualified stock options to purchase 300 shares of common stock to a Research and Development committee member who continues to serve on the committee after an annual meeting of stockholders. Non-employee directors may also be granted options to purchase shares of common stock at the discretion of the Board of Directors. All such options are exercisable at an exercise price equal to the fair market value of the common stock on the date of grant and are subject to a vesting schedule.

2006 Equity Incentive Plan

        In 2006, the shareholders adopted the 2006 Equity Incentive Plan. The 2006 Equity Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock purchase awards, stock bonus awards, stock appreciation rights, stock unit awards and other stock awards (collectively "awards") to directors, employees, consultants and advisors of the Company. Options granted automatically to non-employee directors under the 2006 Equity Incentive Plan vest after the first anniversary date of the grant, and expire ten years from the date of grant. Options may also be granted under the 2006 Equity Incentive Plan at the discretion of the Board on such terms as the Board determines, subject to limitations of the 2006 Equity Incentive Plan. The exercise price for awards issued under the 2006 Equity Incentive Plan is equal to the fair market value of the Company's common stock on the date of grant. Options covering 1,500 shares of common stock will be automatically granted to each non-employee director who (i) is elected or reelected as a director of the Company at an annual meeting of the Company's stockholders, (ii) continues service as a director of the Company after an annual meeting of the Company's stockholders at which the director is not subject to reelection, or (iii) is appointed as a director of the Company in accordance with its Bylaws following an annual meeting (each, an "Eligible Director"), on the next business day following each such annual meeting or appointment. In addition, options covering 1,500 shares of Common Stock will be automatically granted to each Eligible Director who is appointed or continues to serve as chair of the Audit, Compensation, Nominating, or Corporate Governance Committee of the Board (or any permanent committee of the Board other than the Research and Development Committee, whose grants are described below) following an annual meeting of the Company's stockholders, on the business day next succeeding each such appointment or continuation of service, as the case may be. In addition, options covering 1,000 shares of common stock will be automatically granted to each Eligible Director who is appointed to the Research and Development Committee of the Board, on the next business day following such appointment. Thereafter, options covering 450 shares of common stock shall automatically be granted to each Eligible Director who continues service as a member of the Research and Development Committee of the Board following an annual meeting of the Company's stockholders, on the business day next succeeding such Eligible Director's continuation of service. Non-employee directors may also be granted options to purchase shares of common stock at the discretion of the Board of Directors. All such options are exercisable at an exercise price equal to the fair market value of the common stock on the date of grant and are subject to a vesting schedule.

        The number of shares initially reserved for issuance under the 2006 Incentive Plan totals 6,577,106. This number will be increased, in an amount not to exceed 1,600,000 shares in the aggregate, immediately following any issuance of common stock by the Company during the three year period following approval by shareholders of the 2006 Equity Incentive Plan such that the shares available under the 2006 Equity Incentive Plan at any time will be equal to (i) 20% of fully diluted shares of common stock plus ungranted options available under the 2006 Equity Incentive Plan immediately following any such issuance of share less (ii) the number of share of common stock subject to existing options pursuant to the Company's 2004 Equity Incentive Plan, 2004 Non-Employee Directors' Stock Option Plan, the 1998 Stock Incentive Plan, and the 1994 Long-Term Performance Incentive Plan. As a result of stock issued during the year, the number of shares reserved for issuance under the 2006 Incentive Plan has increased to 6,622,935.

        In conjunction with the adoption of the 2006 Equity Incentive Plan, the Board granted options to purchase 30,000 shares of common stock to each non-employee director of the Board totaling 180,000 shares. In addition, the Compensation Committee of the Board of Directors ("Compensation Committee") granted options to purchase shares of common stock to employees of the Company, including its executive officers, totaling 3,079,480 shares.

        Subject to limited exceptions, the grant date for the each of the options, as discussed above, is April 4, 2006. The exercise price of such options is $4.02 and was established as the average of the closing sale prices of the Company's common stock on the Nasdaq Capital Market on the fourth through eighth trading days following the Company's announcement of the Private Placement. The resulting exercise price of $4.02 was above the closing sales price of the Company's common stock on April 4, 2006. Each option vests as follows: 1/6 when the 20 trading day average of the closing sale prices of the common stock equals or exceeds 130% (or $5.23) of the exercise price of the stock option; 1/6 when such average equals or exceed 160% (or $6.43) of the exercise price; 1/6 when such average equals or exceeds 190% (or $7.64) of the exercise price; 1/6 when such average equals or exceeds 220% (or $8.84) of the exercise price; 1/6 when such average equals or exceeds 250% (or $10.05) of the exercise price; and 1/6 when such average equals or exceeds 300% (or $12.06) of the exercise price. All stock options vest at the latest on the fifth anniversary of the date of grant. The awards otherwise were made in accordance with the terms and conditions of the 2006 Incentive Plan and the Form of Stock Option Agreement for grants thereunder.

Repricing of Stock Options

        On February 8, 2006, the Board of Directors of the Company approved, subject to stockholder approval, the modification of certain outstanding options to purchase shares of common stock under the Company's existing equity incentive plans, including certain stock options granted to the Company's directors and executive officers. Stockholder approval of such modifications was received on April 4, 2006 and the exercise price of each such modified option was reduced to $4.02 per share as of such date. As of February 8, 2006, stock options for approximately 696,253 shares were outstanding under all of the Company's equity compensation plans, of which options to purchase approximately 626,568 shares of common stock, having exercise prices ranging from $4.20 to $112.50, were modified. As a result of the modification of vested stock options, in accordance with SFAS 123(R), the Company recorded a $381,000 one-time non-cash fixed period charge in the second quarter of 2006 (Note 1).

        The following summarizes stock option activity and balances:

	Non-Plan	1994 Plan	1998 Plan	2004 EIP Plan	2004 Directors' Plan	2006 Equity Incentive Plan	Total
Authorized	21,223	660,000	192,500	400,000	40,000	6,577,106	7,890,829
Increased	—	—	—	—	—	45,829	45,829
Suspended and cancelled	1,625	88,274	55,615	290,550	13,300	—	449,364

Authorized—As Adjusted	19,598	571,726	136,885	109,450	26,700	6,622,935	7,487,294
Less:
Exercised	19,508	43,962	18,351	—	—	—	81,821
Expired	1,625	5,597	4,454	288	—	—	11,964
Stock grants	40	17,495	41,739	16,250	11,350	10,000	96,874
Cancelled	50	473,295	58,270	85,612	15,350	5,400	637,977
Issued and unexercised	50	510,269	76,795	93,200	15,350	5,109,629	5,805,293

Available to be issued	—	—	—	—	—	1,503,306	1,503,306

	Outstanding Options			Exercisable Options
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.88 - $2.90	1,587,300	9.77	$2.10	100	$2.90
$3.25 - $3.88	268,250	9.36	$3.61	5,000	$3.40
$4.02	3,885,772	8.54	$4.02	533,927	$4.02
$9.50 - $48.30	47,970	3.14	$22.05	42,637	$23.05
$65.00 - $95.50	16,001	4.10	$77.97	16,001	$77.97

$1.88 - $95.50	5,805,293	8.86	$3.83	597,665	$7.35

Note 9. Retirement Plans

        The Company sponsors a defined contribution retirement plan (the "401(k) Plan") for all eligible employees that allows participants to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code. The Company may make discretionary contributions to the 401(k) Plan on behalf of the participants in the form of cash or in shares of common stock. No discretionary contributions were made by the Company to the 401(k) Plan in 2006, 2005 and 2004.

        The Company adopted an Employee Stock Ownership Plan ("ESOP") for its employees, in accordance with the Internal Revenue Code. Under this plan, employees over the age of 17 are eligible to participate on the first day of the month immediately following the completion of six months of continuous service or 1,000 hours of service during a 12-continuous-month period. Participants make no contributions to the ESOP. The Company contributes common stock to the ESOP that is allocated to all eligible employees based on their allowable pay. These contributions vest 25% each year starting with the employees second year of employment. For 2006, 2005 and 2004 the Company contributed 102,479, 75,000 and 33,564, shares to the ESOP and recorded compensation expense of $393,000, $420,000 and $791,000, respectively. The Company's 2004 contribution included 5,431 shares of treasury stock. All shares held by the ESOP are treated as outstanding in computing earnings per share.

        As a result of a series of restructurings occurring since July 2002 and concluding with the sale of the paclitaxel business, there have been partial plan terminations of both the 401(k) Plan and the ESOP. Under a partial plan termination, an employee whose employment was involuntarily terminated or notified that his/her employment would be involuntarily terminated and left the Company voluntarily after receiving such notification was a qualifying employee and retroactively 100% vested in any previously issued Company contributions to the 401(k) Plan and ESOP. Any shares previously forfeited by such qualifying employees were returned to those employees. The Company did not have to issue any additional shares to either the 401(k) or the ESOP as a result of the partial plan termination and it had no effect on the Company's financial position or results of operations.

Note 10. Income Taxes

        As of December 27, 2006, the Company had the following net operating loss carryforwards and research and development credits to offset future taxable income in the U.S. (in thousands):

Expiring December 31,	Net Operating Losses	Research and Development Credits
2007	$—	$52
2008	—	54
2009	—	38
2010	—	15
2011	—	49
2012	10,825	141
2013	—	—
2014	—	—
2015	—	—
2016	—	—
2017	—	—
2018	—	205
2019	8,445	230
2020	15,899	340
2021	19,781	449
2022	8,715	565
2023	—	390
2024	21,074	910
2025	15,917	429
2026	13,028	380

	$113,684	$4,247

        Of the $113.7 million of net operating losses listed above, $3.5 million resulted from the exercise of stock options and, as a result, the tax effect of utilizing that portion of the net operating losses would be credited directly to stockholder's equity.

        The Internal Revenue Code of 1986, as amended (the "Code"), contains provisions that may limit the tax net operating loss ("NOL") and tax credits available for use in any given year upon the occurrence of certain events, including significant changes in ownership interest. A change in ownership of a company (as defined in Section 382 of the Code) within a three-year period results in an annual limitation on the company's ability to utilize its NOL and tax credit carryforwards from tax periods prior to the ownership change. As a result of the private placement of equity securities in April 2006, which is considered to be a change in ownership for tax purposes under the Code, the Company's NOL and tax credit carryforwards as of December 27, 2006 are subject to such limitations. The Company believes that it will not be able to utilize a significant portion of its NOL and tax credits.

        Significant components of the Company's deferred tax assets (liabilities) are as follows (in thousands):

	2006	2005
Deferred tax assets:
Tax net operating loss carryforward	$43,996	$37,784
Research and development credits	4,247	3,863
Deferred compensation	1,349	—
Depreciation	(72)	29
Alternative minimum tax credit carryforward	467	467
Other	1,004	935

Total deferred tax assets	50,991	43,078
Valuation allowance	(50,991)	(43,078)

Net deferred tax assets	$—	$—

        Variations from the federal statutory rate are as follows:

	2006	2005	2004
Federal statutory income tax rate	35.00%	35.00%	35.00%
Effect of permenant differences	(0.05)%	(1.98)%	0.03%
State income tax rate net of federal benefit	3.70%	3.25%	3.08%
Effect of foreign operations	—	(1.47)%	(2.58)%
Valuation allowance	(38.70)%	(34.95)%	(35.55)%

Effective income tax rate for continuing operations	(0.05)%	(0.15)%	(0.02)%

Note 11. Restructuring Costs

        Restructuring costs include the costs associated with actions taken by the Company in response to changes in the Company's business. These charges consist of costs that were incurred to exit an activity or cancel an existing contractual obligation, including the closure of facilities and employee termination related charges. There were no restructuring charges during 2006.

        See Note 2 regarding the closure of the Company's Genomics division in 2004 and the sale of the paclitaxel business in 2003. The sale of the Company's Technical and Analytical Services group to ChromaDex, Inc., as discussed in Note 12, was also part of the Company's restructuring.

        During the third quarter of 2005, the Company incurred severance costs of $299,000 associated with the elimination of two general and administrative executives, five other general and administrative employees and 15 research and development positions (including one consultant).

        The following table summarizes the components of the restructuring charges, the payments and non-cash charges, and the remaining accrual as of December 27, 2006, December 28, 2005 and December 29, 2004 (in thousands):

	Employee Severance and Termination Costs	Facility Closure Costs	Total Restructuring Charges
Accrual balance at December 31, 2003	$153	$—	$153
Fourth quarter 2004 restructuring charge	253	203	456
Payments in 2004	(200)	—	(200)

Accrual balance at December 29, 2004	206	203	409
Total restructuring charges December 28, 2005	299	—	299
Payments in 2005	(468)	(203)	(671)

Accrual balance at December 28, 2005	37	—	37
Payments in 2006	(37)	—	(37)

Accrual balance at December 27, 2006	$—	$—	$—

Note 12. Investment in ChromaDex, Inc.

        In April 2003, the Company sold its Technical and Analytical Services group to privately held ChromaDex, Inc. in exchange for approximately 15%, on a fully diluted basis, of the then outstanding common stock of ChromaDex. In exchange for the common stock received, the Company sold property and equipment valued at approximately $1.0 million, as well as provided rents and other subsidies of $468,000, which included a payment of $300,000 in cash at the closing. ChromaDex assumed the lease for Tapestry's research facility in Boulder, Colorado as part of this transaction. The Company subleases a portion of this space from ChromaDex. ChromaDex is a supplier of phytochemical reference standards for the nutraceutical, dietary supplement and functional food industries. See "Note 15. Related Party Transactions."

        The Company accounts for its investment in ChromaDex under the cost method for equity investments. Accordingly, the Company performs periodic valuation analyses on the carrying value of this investment. In the quarter ended September 29, 2005, the Company recognized an impairment charge related to this asset of $963,000, thereby revaluing it from $1.4 million to $451,000. This charge was based on new financial information made available by ChromaDex at that time.

        As a result of an anti-dilution provision in the original Asset Purchase Agreement between ChromaDex and the Company, during fiscal 2006, the Company received an additional 46,503 shares of ChromaDex common stock and recorded an additional $7,600 to its investment in ChromaDex.

Note 13. Technology License

        In December of 2005, the Company terminated its technology license agreement with the University of Delaware and Thomas Jefferson University, relating to the use of proprietary oligonucleotides (DNA fragments) designed to precisely alter genes in humans, animals, plants, viruses and microbes. The license provided for research and patent funding commitments and payments in common stock. As of December 28, 2005, the Company has issued 45,750 shares of common stock under the license to the University of Delaware, 7,125 shares to Thomas Jefferson University and 7,125 shares to The Samuel Roberts Noble Foundation, Inc., each of which had an ownership interest in the licensed intellectual property. There were no issuances of common stock in 2006 under this agreement.

Note 14. Commitments and Contingencies

Operating Leases

        The Company has executed noncancelable operating lease agreements for office, research and production facilities, and equipment. As of December 27, 2006, future minimum lease payments under noncancelable operating lease agreements are as follows (in thousands):

2007	$151
2008	11

$162

        Tapestry has renewal clauses in some of these leases that range from one to ten years. Rent expense for the years ended December 27, 2006, December 28, 2005 and December 29, 2004, was $478,000, $574,000 and $953,000, respectively.

Legal Proceedings

        The Company is currently in arbitration through the American Arbitration Association with the licensor of certain patents and patent applications relating to pharmaceutical formulations containing Vitamin E TPGS. The Company licensed these patent applications in 1998. The inventor/licensor claims that the Company has failed in its obligation to develop the licensed technology and is demanding return of the patents. The Company denies this claim, and in addition alleges that the inventor/licensor committed fraud in inducing the Company to enter into the license agreement. The Company is seeking as yet unspecified damages against the inventor/licensor. The Company does not believe that this arbitration will have any material adverse effect upon the Company.

        The Company agreed to employ Donald H. Picker, Ph.D. as its President in December 2006. Prior to joining the Company, Dr. Picker had served as Executive Vice President, R&D, of Callisto Pharmaceuticals, Inc. ("Callisto"). On December 21, 2006, Callisto filed a complaint in the Supreme Court of New York, County of New York, relating to the employment of Dr. Picker. The suit names the Company and two of its officers, Leonard Shaykin and Kai Larson, as defendants. In its complaint, Callisto alleges breaches of a confidentiality agreement between Callisto and the Company, and also interference with Dr. Picker's contractual relationship with Callisto. Callisto seeks unspecified actual and punitive damages. The Company believes these claims are without merit and it is vigorously defending itself against such claims.

Employment Agreements

        The Company has employment agreements with key employees. These employment agreements contain provisions regarding the termination of employment including termination of employment associated with a change in control (as defined). These termination benefits range from 100% to 300% of the employee's base salary for the prior 12-month period immediately preceding the termination date, payment of any accrued but unpaid salary, bonus and vacation and payment of up to 100% of the prior year bonus or 75% of base salary for the prior 12-month period.

Note 15. Related Party Transactions

        The Company paid ChromaDex (see "Note 12. Investment in ChromaDex, Inc.,") $404,000, $313,000 and $379,000 during 2006, 2005 and 2004, respectively, for support services and the Company's share of rent, utilities, supplies and maintenance costs in connection with its sublease of ChromaDex's research facility. The Company had accounts payable balances to ChromaDex of $23,000 and $31,000 at December 27, 2006 and December 28, 2005, respectively.

        One of Tapestry's directors, Arthur H. Hayes, Jr., M.D., has provided certain consulting services to the Company. The Company had a consulting agreement with MediScience Associates (the "MediScience Agreement") whereby Dr. Hayes, who is President and Chief Operating Officer of MediScience, provided us with consulting services in a variety of areas, including clinical research planning, strategic positioning and regulatory guidance. The Company terminated this consulting agreement during the second quarter of 2005. Dr. Hayes was paid $25,000 and $50,000 under this agreement during 2005 and 2004, respectively.

        On March 22, 2006 the Company and Patricia Pilia, Ph.D. entered into a Settlement Agreement (the "Settlement Agreement") in connection with Dr. Pilia's termination of employment by the Company without cause on February 23, 2006. Dr. Pilia is a member of the Board of Directors and previously served as Executive Vice President and Secretary of the Company and was party to an employment agreement with the Company. In connection with the Settlement Agreement, the Company paid Dr. Pilia $646,000 for termination benefits in 2006.

        In addition, Dr. Pilia holds an option entitling her to purchase up to 10% of the outstanding stock of Regulus Pharmaceutical Consulting ("Regulus"), a firm that provides regulatory consulting services to the Company. The option is subject to certain vesting requirements. In compensation for consulting services provided to the Company, the Company paid Regulus $65,000, $162,000 and $182,000 during 2006, 2005 and 2004, respectively. Dr. Pilia has also made a loan to Regulus and has guaranteed a loan to Regulus made by a bank.

Note 16. Quarterly Data (unaudited)

        The table below summarizes the Company's unaudited quarterly results for fiscal years 2006 and 2005 (in thousands, except per share amounts):

Years Ended	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2006
Net loss from continuing operations	$(4,303)	$(4,163)	$(3,558)	$(4,569)	$(16,593)
Gain/(loss) from discontinued operations	(88)	—	—	29	(59)
Net loss	(4,391)	(4,163)	(3,558)	(4,540)	(16,652)
Basic and diluted net loss per share	(1.26)	(0.28)	(0.22)	(0.28)	(1.29)
2005
Net loss from continuing operations	$(4,383)	$(4,287)	$(5,498)	$(3,012)	$(17,180)
Loss from discontinued operations	(181)	(127)	(43)	(7)	(358)
Net loss	(4,564)	(4,414)	(5,541)	(3,019)	(17,538)
Basic and diluted net loss per share	(1.36)	(1.29)	(1.62)	(0.87)	(5.15)

                           Shares

Common Stock

Prospectus
                  , 2007

Banc of America Securities LLC
Needham & Company, LLC
Rodman & Renshaw, LLC

        Until                        , 2007 all dealers that buy, sell or trade this common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth all expenses to be paid by the us, other than the underwriting discounts and commissions payable by the us, in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the NASDAQ listing fee.

Amount to be Paid
SEC registration fee		$1,228.00
NASD filing fee		4,500.00
NASDAQ listing fee		*
Blue sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. Our certificate of incorporation and bylaws provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, we entered into indemnification agreements with certain of our directors and officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The indemnification provisions in our certificate of incorporation and bylaws and the indemnification agreements entered into between us and our directors may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. We also maintain director and officer liability insurance to insure our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising in connection with this offering. Reference is made to Item 17 of this registration statement for additional information regarding indemnification of officers and directors.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

        Set forth below is information regarding all securities that have been issued by us during the past three years that were not registered uner the Securities Act:

1.
On November 23, 2004, we issued 7,767 shares of our common stock to the University of Delaware, 1,045 shares of common stock to Thomas Jefferson University and 1,187 shares of common stock to the Samuel Robert Noble Foundation, Inc., all in accordance with a 20-year agreement pursuant to which we licensed certain technology. The shares were issued in reliance upon an exemption provided by Section 4(2) of the Securities Act and Regulation D thereunder relative to sales by an issuer not involving any public offering.

2.
On November 1, 2005, we issued 4,730 shares of common stock to CEOcast, Inc. for services rendered under the terms of a consulting agreement. The shares were issued in reliance upon an exemption provided by Section 4(2) of the Securities Act and Regulation D thereunder relative to sales by an issuer not involving any public offering.

3.
On November 25, 2005, we issued 7,863 shares of our common stock to the University of Delaware, 950 shares of common stock to Thomas Jefferson University and 1,187 shares of common stock to the Samuel Robert Noble Foundation, Inc., all in accordance with a 20-year agreement pursuant to which we licensed certain technology. That license agreement was terminated on December 22, 2005 and no additional issuances of shares of our common stock have been made thereunder. The shares were issued in reliance upon an exemption provided by Section 4(2) of the Securities Act and Regulation D thereunder relative to sales by an issuer not involving any public offering.

4.
On April 5, 2006, we sold an aggregate of 12,750,000 shares of common stock and warrants to purchase up to 12,750,000 shares of common stock, for a total of $25.5 million (excluding any proceeds that might be received upon exercise of the warrants) or approximately $23.8 million, net of the placement agent fees and other expenses, pursuant to a Purchase Agreement dated February 2, 2006, by and among us and Special Situations Cayman Fund L.P., Special Situations Fund L.P., Special Situations Fund III Q.P. L.P., Special Situations Life Sciences Fund III, L.P., Special Situations Private Equity Fund L.P., Tang Capital Partners, LP, Baker Biotech Fund III (Z), L.P., Baker Biotech Fund III L.P., Baker Biotech Fund II (Z) L.P., Baker Bros. Investments II, L.P., 14159, L.P., Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., BVF Investments, L.L.C., Investments 10, L.L.C., Fort Mason Master, LP, Fort Mason Partners, LP, Capital Ventures International, Merlin BioMed Long Term Appreciation, LP, Merlin BioMed Offshore Master Fund, Versant Capital Management LLC, Xmark JV Investment Partners, LLC, Xmark Opportunity Fund, L.P., Xmark Opportunity Fund, Ltd. and the other parties signatory thereto. The purchase price was $2.00 per share of common stock, and each warrant to purchase common stock has an exercise price equal to $2.40 per share. In connection with our 2006 private placement, we paid a fee of $400,000 plus monthly retainer payments and issued a warrant to purchase 50,000 shares of common stock to Ferghana Securities, Inc., which acted as our financial advisor and rendered a fairness opinion to our board of directors in connection with the transaction, and paid of fee of $701,250 and issued a warrant to purchase 100,000 shares of common stock to Reedland Capital Partners, which acted as placement agent in connection with the transaction. The shares and warrants were issued in reliance upon an exemption provided by Section 4(2) of the Securities Act and Regulation D thereunder relative to sales by an issuer not involving any public offering. Resale of all common stock issued or issuable in connection with the transaction, including upon exercise of the warrants, has been registered on a registration statement filed by us under the Securities Act.

5.
On December 12, 2006, we issued 30,000 shares of common stock to Schwartz Communications, Inc., a public relations firm, under the terms of a consulting agreement. The shares were issued in reliance upon an exemption provided by Section 4(2) of the Securities Act and Regulation D thereunder relative to sales by an issuer not involving any public offering.

        Except as disclosed above, no underwriters or placement agents were involved in the foregoing sales of securities. All of these unregistered securities were issued under agreements providing for representations to us that the purchasers were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers were advised that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration. All of the foregoing securities are deemed to be restricted securities for purposes of the Securities Act, and upon initial issuance all certificates representing the securities described in this Item 15 included appropriate legends setting forth that the securities had not been registered and applicable restrictions on transfer.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)
Exhibit Index

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
1.1***	Form of Underwriting Agreement
3.1	Second Amended and Restated Certificate of Incorporation of the Company, as amended February 3, 2006(1)
3.2	Amended and Restated Bylaws of the Company as amended through April 4, 2006(13)
3.3	Certificate of Designation of Series C Junior Participating Preferred Stock(3)
4.1	Common Stock Certificate(1)
4.2	Rights Agreement dated December 12, 2006 between the Company and American Stock Transfer and Trust Company, as Rights Agent(3)
4.3	The Certificate of Incorporation and Bylaws of the Company are included as Exhibits 3.1 - 3.2
5.1***	Opinion of Cooley Godward Kronish LLP
10.1**	Company's Amended and Restated 1994 Long-Term Performance Incentive Plan, as amended through March 4, 2002(2)
10.2**	Company's Amended and Restated 1998 Stock Incentive Plan, as amended through October 15, 2002(2)
10.3**	Company's 2004 Equity Incentive Plan, as amended and restated effective June 10, 2005(4)
10.4**	Form of Stock Option Agreement for certain options granted under the Company's 2004 Equity Incentive Plan(8)
10.5**	Company's 2004 Non Employee Director's Stock Option Plan(5)
10.6**	Form of Stock Option Agreement for options granted under the Company's 2004 Non-Employee Directors' Stock Option Plan(8)
10.7**	Company's 2006 Equity Incentive Plan*
10.8**	Form of Stock Option Agreement for options granted under the Company's 2006 Equity Incentive Plan(12)
10.9**	Employment Agreement effective October 1, 2001 between the Company and Leonard Shaykin(6)

10.10**	Employment Agreement effective October 1, 2001 between the Company and Patricia Pilia(6)
10.11**	Employment Agreement effective October 1, 2001 between the Company and Gordon Link(6)
10.12**	Employment Agreement effective October 1, 2001 between the Company and Kai Larson(6)
10.13**	Employment Agreement effective October 28, 2005 between the Company and Martin Batt(4)
10.14**	Employment Agreement effective January 2, 2007 between the Company and Donald H. Picker Ph.D.(13)
10.15**
Form of waiver agreement signed by Patricia A. Pilia, Gordon Link and Kai P. Larson on September 10, 2003 and by Leonard P. Shaykin on September 12, 2003 (together with Schedule required by Instruction 2 to Item 601 Regulation S-K)(2)
10.16**	Settlement Agreement dated March 22, 2006 between the Company and Patricia A. Pilia(10)
10.17**	Amendment to Employment Agreement executed by the Company and Patricia Pilia dated March 22, 2006(10)
10.18**
Form of Amendment to Employment Agreement executed by the Company and Leonard Shaykin, Gordon Link and Kai Larson dated February 27, 2006 (together with Schedule required by Instruction 2 to Item 601 of Regulation S-K)(9)
10.19**	Amended and Restated Employment Agreement dated March 28, 2007 between the Company and Martin Batt(14)
10.20
Form of Director and Officer Indemnification Agreement signed by the Company and each of Martin M. Batt, George Gould, Esq., Arthur Hull Hayes, Jr., M.D., Kai Larson, Gordon H. Link, Jr., Patricia A. Pilia, Ph.D., The Honorable Richard N. Perle, Robert E. Pollack, Ph.D., and Leonard P. Shaykin on the dates set forth on the Schedule previously filed and incorporated herein by reference, which Schedule is amended to include the Director and Officer Indemnification Agreement signed by Stephen Carter, M.D. on March 7, 2004 and Elliot Maza on December 14, 2004(7)
10.21
Purchase Agreement, dated as of February 2, 2006, by and among the Company, Special Situations Cayman Fund, L.P. Special Situations Fund L.P., Special Situations Fund II Q.P. L.P., Special Situations Life Sciences Fund III L.P., Special Situations Private Equity Fund L.P., Tang Capital Partners, LP, Baker Biotech Fund II (Z) L.P., Baker Biotech Fund III L.P., Baker Biotech Fund III (Z), L.P., Baker Bros. Investments II, L.P., 14159, L.P., Biotechnology Value Fund, L.P., Biotechnology Value Fund I, L.P., BVF Investments, L.L.C., Investments 10, L.L.C., Fort Mason Master, LP, Fort Mason Partners, LP, Capital Ventures International, Merlin BioMed Long Term Appreciation, LP, Merlin BioMed Offshore Master Fund, Versant Capital Management LLC, Xmark JV Investment Partners, LLC, Xmark Opportunity Fund, L.P., Xmark Opportunity Fund, Ltd. and the other parties signatory thereto(1)
10.22	Registration Rights Agreement, dated April 5, 2006 entered into by and among the Company and the Purchasers(11)

10.23	Form of Warrant, dated April 5, 2006 between the Company and the Purchasers (together with schedule prepared in accordance with Instruction 2 to Item 601 of Regulation S-K)(11)
10.24	Lease Agreement, dated March 15, 2007, between the Company and 2945 Wilderness Place, LTD*
10.25**	Salaries and Bonuses of Named Executive Officers(13)
10.26**	Compensation of Directors*
21.1	List of Subsidiaries*
23.1	Consent of Grant Thornton LLP*
23.2***	Consent of Cooley Godward Kronish LLP (included in Exhibit 5.1)
24.1	Power of Attorney*

*
Filed herewith

**
A management compensation plan

***
To be filed by amendment

(1)
Incorporated herein by reference to the Company's Current Report on Form 8-K dated February 2, 2006 (File No. 0-24320)

(2)
Incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 0-24320)

(3)
Incorporated herein by reference to the Company's Current Report on Form 8-K dated December 14, 2006 (File No. 0-24320)

(4)
Incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 28, 2005 (File No. 0-24320)

(5)
Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ending June 30, 2004 (File No. 0-24320)

(6)
Incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 0-24320)

(7)
Incorporated herein by reference to the Company's Annual Report on Form 10-K/A for the year ended December 31, 2002, filed on August 8, 2003 (File No. 0-24320)

(8)
Incorporated herein by reference to the Company's Current Report on Form 8-K dated December 14, 2004 (File No. 0-24320)

(9)
Incorporated herein by reference to the Company's Current Report on Form 8-K dated February 23, 2006 (File No. 0-24320)

(10)
Incorporated herein by reference to the Company's Current Report on Form 8-K dated March 22, 2006 (File No. 0-24320)

(11)
Incorporated herein by reference to the Company's Current Report on Form 8-K dated April 4, 2006 (File No. 0-24320)

(12)
Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ending March 29, 2006 (File No. 0-24320)

(13)
Incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 27, 2006 (File No. 0-24320)

(14)
Incorporated herein by reference to the Company's Current Report on Form 8-K dated March 28, 2007 (File No. 0-24320)

(b)
Financial Statement Schedules

        All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and therefore have been omitted.

ITEM 17. UNDERTAKINGS

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless, in the opinion of our counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        We hereby undertake that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, State of Colorado, on the 23rd day of April, 2007.

TAPESTRY PHARMACEUTICALS, INC.
By:	/s/ GORDON H. LINK, JR. Gordon H. Link, Jr. Senior Vice President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* Leonard P. Shaykin	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	April 23, 2007
/s/ GORDON H. LINK, JR. Gordon H. Link, Jr.	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	April 23, 2007
/s/ MATTHEW J. MAJOROS Matthew J. Majoros	Corporate Controller (Principal Accounting Officer)	April 23, 2007
* Stephen K. Carter, M.D.	Director	April 23, 2007
* George M. Gould	Director	April 23, 2007
* Arthur H. Hayes, Jr. M.D.	Director	April 23, 2007
* Elliot M. Maza	Director	April 23, 2007

* The Honorable Richard N. Perle	Director	April 23, 2007
* Patricia A. Pilia, Ph.D.	Director	April 23, 2007
* Robert E. Pollack, Ph.D.	Director	April 23, 2007
*By:	/s/ GORDON H. LINK, JR. Gordon H. Link, Jr., Attorney in Fact

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
1.1***	Form of Underwriting Agreement
3.1	Second Amended and Restated Certificate of Incorporation of the Company, as amended February 3, 2006(1)
3.2	Amended and Restated Bylaws of the Company as amended through April 4, 2006(13)
3.3	Certificate of Designation of Series C Junior Participating Preferred Stock(3)
4.1	Common Stock Certificate(1)
4.2	Rights Agreement dated December 12, 2006 between the Company and American Stock Transfer and Trust Company, as Rights Agent(3)
4.3	The Certificate of Incorporation and Bylaws of the Company are included as Exhibits 3.1 - 3.2
5.1***	Opinion of Cooley Godward Kronish LLP
10.1**	Company's Amended and Restated 1994 Long-Term Performance Incentive Plan, as amended through March 4, 2002(2)
10.2**	Company's Amended and Restated 1998 Stock Incentive Plan, as amended through October 15, 2002(2)
10.3**	Company's 2004 Equity Incentive Plan, as amended and restated effective June 10, 2005(4)
10.4**	Form of Stock Option Agreement for certain options granted under the Company's 2004 Equity Incentive Plan(8)
10.5**	Company's 2004 Non Employee Director's Stock Option Plan(5)
10.6**	Form of Stock Option Agreement for options granted under the Company's 2004 Non-Employee Directors' Stock Option Plan(8)
10.7**	Company's 2006 Equity Incentive Plan*
10.8**	Form of Stock Option Agreement for options granted under the Company's 2006 Equity Incentive Plan(12)
10.9**	Employment Agreement effective October 1, 2001 between the Company and Leonard Shaykin(6)
10.10**	Employment Agreement effective October 1, 2001 between the Company and Patricia Pilia(6)
10.11**	Employment Agreement effective October 1, 2001 between the Company and Gordon Link(6)
10.12**	Employment Agreement effective October 1, 2001 between the Company and Kai Larson(6)
10.13**	Employment Agreement effective October 28, 2005 between the Company and Martin Batt(4)
10.14**	Employment Agreement effective January 2, 2007 between the Company and Donald H. Picker Ph.D.(13)

10.15**
Form of waiver agreement signed by Patricia A. Pilia, Gordon Link and Kai P. Larson on September 10, 2003 and by Leonard P. Shaykin on September 12, 2003 (together with Schedule required by Instruction 2 to Item 601 Regulation S-K)(2)
10.16**	Settlement Agreement dated March 22, 2006 between the Company and Patricia A. Pilia(10)
10.17**	Amendment to Employment Agreement executed by the Company and Patricia Pilia dated March 22, 2006(10)
10.18**
Form of Amendment to Employment Agreement executed by the Company and Leonard Shaykin, Gordon Link and Kai Larson dated February 27, 2006 (together with Schedule required by Instruction 2 to Item 601 of Regulation S-K)(9)
10.19**	Amended and Restated Employment Agreement dated March 28, 2007 between the Company and Martin Batt(14)
10.20
Form of Director and Officer Indemnification Agreement signed by the Company and each of Martin M. Batt, George Gould, Esq., Arthur Hull Hayes, Jr., M.D., Kai Larson, Gordon H. Link, Jr., Patricia A. Pilia, Ph.D., The Honorable Richard N. Perle, Robert E. Pollack, Ph.D., and Leonard P. Shaykin on the dates set forth on the Schedule previously filed and incorporated herein by reference, which Schedule is amended to include the Director and Officer Indemnification Agreement signed by Stephen Carter, M.D. on March 7, 2004 and Elliot Maza on December 14, 2004(7)
10.21
Purchase Agreement, dated as of February 2, 2006, by and among the Company, Special Situations Cayman Fund L.P., Special Situations Fund L.P., Special Situations Fund III Q.P. L.P., Special Situations Life Sciences Fund III L.P., Special Situations Private Equity Fund L.P., Tang Capital Partners, LP, Baker Biotech Fund II (Z) L.P., Baker Biotech Fund III L.P., Baker Biotech Fund III (Z), L.P., Baker Bros. Investments II, L.P., 14159, L.P., Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., BVF Investments, L.L.C., Investments 10, L.L.C., Fort Mason Master, LP, Fort Mason Partners, LP, Capital Ventures International, Merlin BioMed Long Term Appreciation, LP, Merlin BioMed Offshore Master Fund, Versant Capital Management LLC, Xmark JV Investment Partners, LLC, Xmark Opportunity Fund, L.P., Xmark Opportunity Fund, Ltd. and the other parties signatory thereto(1)
10.22	Registration Rights Agreement, dated April 5, 2006 entered into by and among the Company and the Purchasers(11)
10.23	Form of Warrant, dated April 5, 2006 between the Company and the Purchasers (together with schedule prepared in accordance with Instruction 2 to Item 601 of Regulation S-K)(11)
10.24	Lease Agreement, dated March 15, 2007, between the Company and 2945 Wilderness Place, LTD*
10.25**	Salaries and Bonuses of Named Executive Officers(13)
10.26**	Compensation of Directors*
21.1	List of Subsidiaries*
23.1	Consent of Grant Thornton LLP*
23.2***	Consent of Cooley Godward Kronish LLP (included in Exhibit 5.1)

24.1	Power of Attorney*

*
Filed herewith

**
A management compensation plan

***
To be filed by amendment.

(1)
Incorporated herein by reference to the Company's Current Report on Form 8-K dated February 2, 2006 (File No. 0-24320)

(2)
Incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 0-24320)

(3)
Incorporated herein by reference to the Company's Current Report on Form 8-K dated December 14, 2006 (File No. 0-24320)

(4)
Incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 28, 2005 (File No. 0-24320)

(5)
Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ending June 30, 2004 (File No. 0-24320)

(6)
Incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 0-24320)

(7)
Incorporated herein by reference to the Company's Annual Report on Form 10-K/A for the year ended December 31, 2002, filed on August 8, 2003 (File No. 0-24320)

(8)
Incorporated herein by reference to the Company's Current Report on Form 8-K dated December 14, 2004 (File No. 0-24320)

(9)
Incorporated herein by reference to the Company's Current Report on Form 8-K dated February 23, 2006 (File No. 0-24320)

(10)
Incorporated herein by reference to the Company's Current Report on Form 8-K dated March 22, 2006 (File No. 0-24320)

(11)
Incorporated herein by reference to the Company's Current Report on Form 8-K dated April 4, 2006 (File No. 0-24320)

(12)
Incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the period ending March 29, 2006 (File No. 0-24320)

(13)
Incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 27, 2006 (File No. 0-24320)

(14)
Incorporated herein by reference to the Company's Current Report on Form 8-K dated March 28, 2007 (File No. 0-24320)